

Ready to Harvest

Weatherford International Ltd. 2010 Annual Report

Weatherford International Ltd. (NYSE / Euronext Paris / SIX: WFT) is a Swiss-based, multinational oilfield service company. We are one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and gas industry. We operate in over 100 countries and employ over 55,000 people worldwide.

We are committed to balancing good business with sound, socially responsible engagement. This commitment includes applying efficient resource management methods and practicing sustainable development in the communities where our employees operate and live.

We also pursue the highest standards of excellence in all our business processes and partnerships. This includes complying with all applicable laws and regulations in the areas where we do business; promoting safe work practices and minimizing risk to our employees, our communities and the environment; and implementing programs, training and controls necessary to achieve our goals.


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Weatherford

Financial Highlights

(In thousands, except per share data)	2010	2009	2008
Revenues	**$ 10,220,797**	$ 8,833,005	$ 9,600,564
Operating Income	**781,453**	687,864	1,955,168
Net Income from Continuing Operations Attributable to Weatherford	**(107,925)**	170,141	1,259,424
Diluted Earnings Per Share from Continuing Operations Attributable to Weatherford	**$ (0.15)**	$ 0.24	$ 1.80
Diluted Weighted Average Shares	**743,125**	723,449	698,178
Balance Sheet Data:			
Total Assets	**$ 19,131,654**	$ 18,696,690	$ 16,470,187
Total Debt	**6,765,390**	6,716,839	5,820,202
Shareholders' Equity	**9,464,847**	9,438,373	8,128,593
Depreciation and Amortization	**$ 1,047,334**	$ 908,897	$ 731,808

2010 was a year of organic growth for Weatherford. We built on momentum within the Company and the market as the global economic recovery progressed.

Achievements included:

- Reaching $10.2 billion in revenues, our highest ever, with U.S. land markets, Canada and Russia solidly ahead of expectations.
- Growing revenues every quarter, ending with the strongest fourth-quarter revenues in our history, $2.9 billion. The 15.5 percent growth rate from the third to fourth quarter set a new record.
- Continuing our international expansion, with 59 percent of revenues generated from the Middle East/North Africa, Asia Pacific, Europe/Sub-Sahara Africa, Russia and Latin America. We have been strategically and methodically aligning Weatherford in the direction of our clients' spending patterns, purposefully going where they are going. Our performance in 2010 reflects this.



Dr. Bernard J. Duroc-Danner
Chairman, President and Chief Executive Officer

Overall, our progress in 2010 was constructive, despite the market fallout from fears of a global double-dip recession, the tragedy of Macondo in the deepwater Gulf of Mexico, and a slower-than-expected recovery in the international market from the economic aftershocks of 2008–2009.

Internationally, Russia and Brazil were our most aggressive growth markets. Our strategic buildup of TNK-BP's oilfield services division, which we acquired in 2009, accelerated revenues and margins, with Russia now accounting for roughly 10 percent of our business. While we acquired TNK-BP's OFS division primarily for the bases and infrastructure in a region where organic growth is difficult, we are increasing efficiency for clients by upgrading the rig fleet with Weatherford technology. Early efforts to pull through additional products and services such as drilling motors and cased-hole completion have gone better than expected, and continued pull-through is the next evolutionary step in Russia.

Our growth in Brazil is a function of mainly being more present and introducing more product and service lines that previously were not available. These range from directional drilling to surface logging and wireline services to technologies especially suited for deepwater environments. An example is our innovative drill-pipe riser system. Designed for Brazil's offshore drilling environment, it enabled our client to achieve the deepest subsea installation in Brazil to date. We also saw traction with other deepwater technologies and techniques, including managed pressure drilling (MPD), which helps to mitigate drilling hazards, and a variety of well construction products such as liner hangers.

We are one of the largest multinational oilfield services providers in the emerging market of Iraq, the last major untapped oil region. We were the earliest one back. We began putting our infrastructure in place in 2005 and built major facilities in Basra, Erbil and Baghdad. In 2010 we constructed our fourth facility in the massive Rumaila oil field in the southern part of the country. To date we have managed several projects in Iraq, completing work ahead of schedule to help clients contain rig time and associated costs and revitalize production.



The SeaLance™ system extends the wellbore construction advantages of the drilling-with-casing system to the physical and economic extremes of subsea operations.

We also are beginning to see tangible progress with integrated project mobilizations in Algeria, Bangladesh, Colombia, Iraq, Oman and Turkmenistan. Integrated projects, as we define them, are not just a standard bundle of discrete and disparate products and services. Our ability to synchronize methods of conveyance (land rigs) with our drilling, completion, production and intervention toolbox, as well as plan, optimize and streamline design and engineering logistics, is unique in the industry. This approach and the combination of conveyance, products, services, people and processes also allow us to improve our clients' operational efficiencies. Ultimately, we hope to shift down our clients' development and exploitations curve.

In Oman, for instance, we helped our client complete six wells with zero non-productive time. We also installed and commissioned rig mechanization technologies on two of our Oman rigs, making them the first series of rigs to run without a stabber and a derrick man. This achievement not only increases efficiency—it also improves safety.

In North America, a move to oily/liquids drilling and a continued increase in horizontal drilling drove growth. With a robust U.S. land rig count, we saw a dramatic shift to a 50/50 oil and gas mix, favoring Weatherford's strong market share in shale, oil and heavy oil plays.

North America really is three different markets—shales, heavy oil and deepwater —reflecting the region's maturity. Shale plays represent the fastest-growing market segment in the U.S., and we are integrating our offerings in directional drilling, zonal isolation, stimulation, formation evaluation and other technologies to meet the geological challenge through the life cycle of these plays.

We also have moved geochemical analysis of shale drilling cuttings out of the lab and onto the wellsite, and integrated this critical function with surface logging gas analysis. Combining these two evaluation capabilities during the well construction phase is a differentiator for us. For our clients, this near-real-time specialized formation evaluation data leads to better, faster decisions and optimizes rig time. Early applications in the DJ basin in Colorado and the Marcellus shale in Pennsylvania have shown that wellsite geochemical analysis can provide high-quality information about potential productive shales.

Conversely, Gulf of Mexico activity, particularly deepwater drilling, was all but non-existent post-Macondo and weighed negatively on regional results. The industry likely faces a more stringent level of oversight and scrutiny in the deepwater Gulf of Mexico, as well as potentially other parts of the world where deepwater drilling is conducted. On balance, this will tend to reduce the rate of market improvements.

The upside is that Weatherford is ready for it. We recognize our responsibility to deliver products and services with the utmost attention to product quality, safety, service quality and regulatory compliance. We believe catastrophic well-control incidents are avoidable and progressed in 2010 both our technologies and technical expertise to assess and mitigate risks in well planning and execution.

A prime example is our MPD technique, a market where we have been the leader since 2001. MPD detects kicks, losses and other well-control events through technologies such as our Microflux™ closed-loop systems, which detect kicks in real time. The *Microflux* system had very high utilization throughout the year, with especially strong uptake in Asia Pacific and offshore applications, where safety is paramount.



The successful installation of an API-certified submerged RCD in a riser and in tension is an industry first for this technology.

Similarly, we have been a leader in rotating control devices (RCDs), the heart of closed-loop systems, for more than 40 years. In 2010 we received the first API certification for an RCD, and we deployed the industry's first "below tension ring" subsea RCD in Southeast Asia, enabling closed-loop drilling from a floating rig in a remote deepwater location.

We also globally launched technologies in 2010 that are pioneering a new age of deepwater drilling safety and efficiency. These include the SeaLance™ system, the world's first subsea drilling-with-casing (DwC™) system, which we jointly developed with a client; and RipTide™ RFID, the product of our collaboration with another client. *RipTide* technology is the world's first electronically controlled drilling reamer with full bore ID. Both developments are good examples of our ability to partner with our clients; they give us access to specific technology and expertise, and we provide them with faster development and commercialization.

Additional 2010 Global Growth Initiatives

Our technical and regional operational achievements were complemented by several global initiatives designed to improve efficiencies and execution. To further solidify our multinational status, we listed our shares on the NYSE Euronext in 2009 and on the SIX Swiss Exchange Ltd. in 2010, following redomiciliation to Switzerland in 2009. These steps are bringing us closer to clients and investors in the Eastern Hemisphere and broadening our investment base, as well as enabling us to more effectively execute the Company's global strategy.

We also deepened our global business perspective by electing three new and distinguished members to our board of directors in 2010. The addition of Dr. Samuel W. Bodman, III, of the U.S., Dr. Guillermo Ortiz of Mexico and Sir Emyr Jones Parry of the U.K. expanded Weatherford's board for the first time since 2004. Our new board members each have extensive business experience, industry knowledge and public service records at the highest levels. Your 10-member board is eminently qualified to guide the Company.


Revenue
in millions of dollars
2000
2002
2004
2006
2008
2010
12,000
10,000
8,000
6,000
4,000
2,000
0


Revenue Outside United States
in millions of dollars
2000
2002
2004
2006
2008
2010
8,000
6,000
4,000
2,000
0

During 2010 we took steps to improve our capital structure and liquidity. We further bolstered our liquidity with a new three-year revolving credit facility. We recognize that our capital intensity has been too high in recent years, but it was necessary. We made significant investments to build out our infrastructure and acquire technology, and these investments further bolstered our healthy growth platform. The emphasis on more efficient use of capital, whether working capital or capital expenditures, will continue with the same drive in 2011. We have as an internal target to end the year 2011 at a net debt-to-net-capitalization ratio at or below 35 percent.

Improving our supply chain and manufacturing functions was another efficiency push in 2010. We streamlined this area to evolve our global capacity and to improve our agility and flexibility in response to changing market demands without compromising quality and safety standards. In this way we can better lower reaction time across the company and capitalize on sourcing in cost-effective countries.

In the area of compliance, Weatherford wants to be the best and to strive for impeccable performance. Our culture should be one in which ethics and compliance are as intuitive and heartfelt for employees as quality, health, safety, security and the environment. Over the last three years, we have created what I believe are the best global compliance organization, policies and practices in the industry; and in 2010 we ensured their further inculcation.

We are empowering employees and third parties with whom we work all over the world to meet our high standards for compliance with all applicable laws and regulations, while remaining competitive in the marketplace. These goals are not mutually exclusive. In fact, we believe compliance facilitates business rather than hampers it. Our compliance professionals work to understand and comply with the laws and customs in each country where we operate. I believe that this is the right thing to do, the right culture for us to develop, the right way for us to continue building Weatherford.

On March 1, 2011, we announced that we had identified a material weakness in our internal control over financial reporting for income taxes. We also determined we had errors in our accounting for income taxes that affected our results for 2010 and prior years and, as a result, restated our financial results for 2008 and 2009. This was a deeply unhappy event and one your management would never have thought possible. We are committed to remediating this material weakness immediately. We have developed a plan to remediate the material weakness through improvements to our processes and organization and have initiated action in furtherance of that plan.

2011 Outlook: We Are Ready to Harvest

We believe the outlook for our businesses is favorable over the longer term, both from a geological and an economic standpoint. Geologically, the reservoirs will be what they will be: age-related declining ease of exploitation and increasing complexity. More and more capability, in terms of infrastructure, technology and know-how, is required to efficiently produce a barrel of oil. That is where we come in, and that is where we are uniquely positioned in the marketplace. Our more-than-a-decade-long technology investment and development have emulated our clients' three most critical areas: how to produce more hydrocarbons from mature reservoirs, unconventional plays (such as shale and heavy oil) and extreme environments.



Weatherford Laboratories provides integrated data measurement and interpretation to enhance development planning and reduce reservoir uncertainty.

For mature reservoirs, we have assimilated one of the broadest portfolios of techniques and technologies that help clients maximize recovery and optimize production. This portfolio ranges from evaluation capabilities that provide data for better decision-making, well service management to treatment and stimulation, production facilities, and water management.

For unconventional plays such as shale, we have created one of the industry's strongest and most comprehensive service offerings. We have formation evaluation capabilities that, combining five different product lines, allow us to integrate data sources to understand the reservoir in real time. We have improved drilling and completion techniques such as rotary-steerable systems, downhole motors and completion systems that achieve the longer horizontals and multilaterals required in many shale applications. For the final phase of shale development, we improved stimulation through better water management and reuse, faster stimulation and better fracture mapping with microseismic.

For extreme environments, we have a number of differentiated drilling and well construction techniques, products and processes—ranging from drilling hazard mitigation to rig mechanization to rotary-steerable systems—that overcome many of the limitations of conventional drilling. We also provide completion technologies, such as cased-hole completion and sand control, that ensure low-risk installation and life-of-field reliability; production systems, such as optimized lift systems and pipeline services, that provide flow assurance and optimized production; and re-entry, abandonment and decommissioning services to ensure the efficient reuse of wellbores/slots and effective decommissioning.

In 2011 and beyond, we expect healthy growth, driven by our ability to further penetrate existing markets with many of these younger and unique technologies (and combinations thereof), as well as successful introduction of these into new markets. Our ability to continuously demonstrate a high level of operational efficacy for our clients will remain critical.



Weatherford's integrated well construction combines a broad portfolio of products and services, infrastructure and know-how with disciplined project management methodology and flexibility to support our clients' application challenges.

Economically, we see 2011 following a historical pattern. Going back 10 years and longer, oil and gas cycles have mirrored the world economy. We believe the current cycle will be the same. It has followed the familiar pattern, with North America recovering first in 2010. International markets historically move more slowly. Improvements by country in the fourth quarter were the most widespread we have seen since late in 2008, suggesting the very beginnings of a reawakening in the Eastern Hemisphere.

Starting in the second half of 2011, we expect strong growth in Russia, North Sea, Brazil and other parts of Latin America. The Middle East should also see higher activity, with the caveat that prognosis depends greatly on whether political disturbances prove to be temporary or longer lasting. The Eastern Hemisphere should blossom in 2012–2013, and we will be prepared. We have put a great deal of infrastructure in place in the Eastern Hemisphere to handle a far greater level of business than we have had.

Throughout the international markets, we begin the growth phase. We expect the harvest to start in 2011 and continue with solid incremental growth for Weatherford and our investors through 2015.

In North America, we expect to grow above the market rate, given our young technologies that are just gaining traction and the focus on secular trends. Land activity in the U.S. is expected to flatten out, with no significant volume gains but no significant weakness either. We expect to see subdued offshore drilling in the U.S. for the near term. Unconventionals will continue to be our drivers in the U.S. in 2011, and we expect high performance from our product and service lines that directly apply to them: lift, stimulation, directional drilling, surface logging, core analysis and completion. Our share positioning and operating efficiency should yield better probability of returns than market forces alone.

Canada has a distinctly positive outlook. We expect catch-up activity in heavy oil, which represents a large percentage of the overall market in Canada. Volumes are expected to strengthen in 2011 and even more in 2012. We are a world leader in the development of heavy oil reservoirs, with the broadest artificial lift and production optimization portfolio in the industry. Canadian shale plays will be very important, but likely not until 2012.

Additionally, our largest product line in North America, artificial lift, is a pure oil play that represents 25 percent of our North American revenues. Moving forward, we are extremely well positioned for changing trends in the U.S. shale and Canadian heavy oil plays.

The international outlook for 2012 is squarely positive. The quantum of market growth carries a high degree of certainty. The market should strengthen as 2011 progresses as a result of healthy oil prices and the likely emergence of concerns over global spare production capacity. From 2012 thereon we could experience a period reminiscent of 2004 through 2007.

Weatherford is in an excellent position to improve our market penetration in the growth markets of the Eastern Hemisphere and Latin America. One reason is cyclical: We expect all markets to move in constructive ways following the widespread decline 2009 into 2010. It is a classic recovery phenomenon. A second reason is the structural factor of aging-reservoir exploitation with declining productivity. With a few exceptions, the Eastern Hemisphere and Latin American reservoirs are experiencing accelerating decline rates. Thirdly, we have developed the infrastructure, product lines and technology that should allow us to capitalize on these main drivers. We made the decision to protect and preserve these investments in 2008 through 2010. We believe this was the right thing to do, and now we are poised to reap the benefits of this decision.

The Eastern Hemisphere is a slow-moving but powerful market, with good margins and returns once it gets moving. Russia should have a double-digit outlook in 2011, combining both volume and price. Activity gains should be related to sidetracking and production as well as development drilling and further exploration drilling.

The North Sea and East Africa should show strength this year. Central Asia, particularly India, Bangladesh and Turkmenistan, is particularly constructive. We expect a slow process of strengthening in the Middle East/North Africa region, leading to a powerful upsurge in 2012. This ultimately will be subject to the impact of political disruptions and duration thereof. We already have contractual commitments and have initiated start-ups in Algeria, Bangladesh, Iraq, Kuwait, Oman and Turkmenistan. In Iraq we are steadily growing business volumes through tender wins and direct contracts, but doing so in a manner that gives weight to the risks and difficulties of this rapidly emerging market.

With robust growth in Brazil, Colombia, Argentina and Peru, the outlook for Latin America in 2011 is positive and even more so in 2012. Brazil will again lead the way, with the pre-salt developments yet to come. Colombia should follow a similar trajectory centered around its heavy oil potential. We expect it to be a year of healing in Mexico. Longer term, growth in Latin America will be driven by our infrastructure, integrated-project-management legitimacy, young technologies gaining market share, new technologies for challenging drilling developments and heavy oil capabilities.

When the market in Mexico revives, as we expect it will in 2012 and beyond, we are well positioned to benefit. We have lived through severe volatility in Mexico and have gained a certain muscular flexibility in handling it. We are in Mexico for the long run.

A Second Quarter Century, Our Next Dimension of Growth

Over the past 10 years, including the severe recession in 2008 through 2010 that slowed our growth rate, your Company grew its top line and operating income both at a 19 percent compounded annual growth rate. We had the fastest revenue growth rate in our peer group, in part due to our relative youth as a company.

We know growth. We have grown from just two people and no business to speak of in 1987 to 55,000 employees in more than 100 countries earning revenues exceeding $10 billion.

Along with our reach, breadth and depth, our culture also has evolved. Weatherford's DNA now is many companies unified into one single organization: "E pluribus unum." We want to be entrepreneurial, flexible and creative but also disciplined and organized. We have invested in strong technology and our global infrastructure. We are earning a reputation for listening to clients, hearing the real problem and focusing on the right applications. We are innovative and collaborative. These attributes will help us achieve greater penetration in markets that are growing. We will hold on to these aspects of our growth culture.

In 12 months we will embark on our second quarter century. We focus already on the next dimension to spur growth. The challenge is one that I believe your Company is completely capable of meeting. It is to extend a gold standard of quality across a still-growing organization to achieve consistent excellence in any phase of our growth, whether at the drill bit or in the organizational structure and process that support our business. We want to be the most reliable. We want quality to be, in our clients' and investors' minds, synonymous with Weatherford. This must become our genetic makeup and the direction of Weatherford.

As always, our employees, our clients and our shareholders ultimately are the ones responsible for the transformation Weatherford has undergone during the last 10 years. Without them we would not be where we are today. They deserve all the thanks and the credit and are as critical to our future as they have been to our past. Moving forward we are committed to creating value for all of them. We enter 2011 in a strong position to accomplish this.

Respectfully,



Dr. Bernard J. Duroc-Danner

Chairman, President and Chief Executive Officer



Ready to Harvest

More and more capability, in terms of infrastructure, technology and know-how, are required to efficiently produce a barrel of oil. That is where we come in, and that is where we believe we are well positioned in the marketplace.

For more than a decade, Weatherford's technology investment and development have emulated our clients' most pivotal scenarios: how to produce more hydrocarbons from mature reservoirs, unconventional plays and extreme environments. For each of these areas, we bring one of the deepest portfolios of [illegible] fied applications across the globe.

Integrated Well Construction: *We work collaboratively with clients to best achieve optimal outcomes and operating efficiency. We bring our broad product and service portfolio, unique capabilities, local structure and disciplined project management methodology and flexibility to bear on challenges. Our application-based project execution ensures that Weatherford will see the project through, including follow-up after the job is done.*

In the first year of work on our 20-year integrated project contract for PDO Oman South AMAL, we put two rigs and a broad scope of products and services to the test – with outstanding results. As project manager, Weatherford drilled 43 wells, ran 89 cementing jobs and installed artificial lift systems. We installed Rotaflex® units and a steam bypass system, cut drilling time from 14 days to 5.5 days per well, and deployed technology for performance improvement. Our client recognized Weatherford with its 2010 Team of the Year Award for operational excellence, and together we agreed on ambitious targets for 2011.

Country Profile
Brazil

Brazil offers rich growth potential for Weatherford. We have the opportunity to grow well above the market because we anticipated client needs in Brazil, developed long-range strategic plans and took well-considered risks to meet those needs, all with a nationalistic approach.

Our objective in Brazil is to increase our clients' productivity and efficiency. After gaining a foothold in 1995, we steadily acquired technologies and in-country manufacturing capabilities, built our infrastructure and expanded our services and capabilities.

We continue to expand our technological reach across all product and service lines to match Brazil's challenges, with a focus on deepwater operations. Weatherford pioneered the development of a unique deepwater drillpipe riser system in Brazil that has been applied extensively in the Santos, Campos and Espiritu Santo basins.

Most recently, we added surface logging systems, integrated laboratory services, wireline services and integrated well construction, drawing on our full range of competencies.

We are building differentiating capabilities on existing technology platforms such as managed pressure drilling and drilling services. Additionally, we are introducing younger technologies, including the GC-TRACER®





surface gas detector and the SeaLance™ subsea drilling-with-casing (DwC™) system, the world's first *DwC* system designed explicitly to optimize drilling in deepwater environments.

With Petrobras alone set to spend more than $108 billion on E&P in Brazil through 2014, and offshore exploration shifting to development drilling, Weatherford is well prepared. Our product and service portfolio in Brazil spans the life cycle of the well. We have 1,850 employees in Brazil, four service bases, three manufacturing facilities, and one laboratory facility, for samples analysis and core storage.

All of our manufacturing plants and three service bases have ISO 9001:2008-certified quality management systems. Our Caxias do Sul plant and our largest service base in Macäe are certified to OHSAS 18001:2007, and Caxias do Sul is also certified to ISO 14001:2004. In 2010 we commissioned a new, very large artificial lift manufacturing facility just outside Rio de Janeiro, with Brazil as its primary market focus.

Brazil will remain a major hub of exploration and production activities, leading Latin America to represent a substantial share of Weatherford's revenues by 2014.

Country Profile

Russia

The pace of Weatherford's growth in Russia continued to accelerate following the acquisition of TNK-BP's drilling, well workover and cementing services companies in 2009. Coupled with activity gains in many of our existing product lines, the acquisition has greatly expanded the presence we established in Russia since our 1997 start-up on Sakhalin Island. This and other acquisitions in the region allow us to pull through new Weatherford technologies and ensure the continued productivity growth of oilfield services in Russia.

Our regional product and service portfolio spans the life cycle of a well, with the recent introduction of directional drilling, reservoir evaluation and well testing services. The application of our fracturing services also continues to grow, with ongoing additions to our operating capacity and stimulation technology portfolio. Our rig fleet currently consists of 78 land drilling rigs and 135 workover units.

Weatherford's footprint includes a headquarters office in Moscow, 27 total offices and operations facilities, a full-service training center, plus an R&D center in St. Petersburg. Our workforce now exceeds 8,300 people.

We expect this exceptional growth to continue in 2011, with contractual gains in exploration and development drilling as well as increased production and completion activities.





Technology Profile
Managed Pressure Drilling

Weatherford's simple yet highly effective suite of managed pressure drilling (MPD) methodologies is transforming undrillable wells into producing assets. MPD systems use a rotating control device (RCD) to convert a drilling rig's traditional open-loop fluid circulation system to a closed loop for more efficient, safer, faster drilling.

Rather than being viewed as simply a new technology, MPD is increasingly regarded as a best practice in mitigating safety risks associated with kicks and losses while reducing nonproductive time in the process. Using the MPD technology that suits their specific conditions, operators have increased efficiency and reduced non-productive time (NPT) and costs.

MPD mitigates lost circulation, stuck pipe, kicks and other pressure-related events that are common and costly drilling hazards in shales, high-pressure/high-temperature (HP/HT) reservoirs, deepwater and pre-salt reservoirs offshore Brazil and West Africa and other challenging prospects.

MPD is gaining acceptance offshore and was recently used in a deepwater application for the first time ever. Operators in Asia Pacific are early adopters of this technique, which has been used in more than 100 wells since 2005. It has proved especially





valuable in mitigating hazards in difficult carbonate formations such as Baturaja and Kujung in Indonesia. MPD is gaining greater acceptance for eliminating virtually all NPT related to kicks, losses and well control in Southeast Asia's tight-gas and HP/HT reservoirs.

One innovation in the MPD technology suite is our next-generation SeaShield™ marine RCD, the industry's first and only API certified and only purpose-built device for riser and floater applications. Marine RCDs extend our MPD capabilities to deepwater drilling vessels, where they significantly enhance performance and safety.

Our advanced Microflux™ system identifies minute downhole influxes and losses in real time, expanding the closed-loop system with precise, timely downhole pressure and flow monitoring and control. Drilling decisions can be made based on actual data, not just predictions. *Microflux* technology turns our closed-loop MPD system into a sensitive monitoring tool for quickly understanding and reacting to the downhole environment.

Since entering the MPD market more than a decade ago, Weatherford has continued to build our closed-loop drilling capabilities with innovations that benefit all drilling operations.

Technology Profile
Artificial Lift and Production Optimization

As reservoirs mature and their natural pressure declines, artificial lift systems are becoming more relevant than ever in boosting production. As a result, lift, which was one of Weatherford's very first product lines, remains one of our top three revenue-generating business lines.

Production optimization systems, which help monitor and interpret oil and natural gas fields, can be used in conjunction with lift to help clients optimize new and aging assets. We have been expanding our production optimization capabilities, both organically and through acquisitions, since 2001. For 2011 and beyond, it is at the forefront of our growth opportunities.

For both of these business lines, our market differentiator is our ability to shape, either as independent technologies or as part of a synchronized system, these offerings in ways that best meet clients' needs.

We are combining our production optimization technology with lift to help clients increase operational efficiency. One example is in the southeast region of Mexico, where we helped a client improve oil production in mature fields by seamlessly integrating a production services solution that included the design, installation, supervision, maintenance, operation and optimization of




Weath

artificial lift systems to guarantee the production increase of oil and gas.

For subsea applications, we are simplifying operations by providing open communication, control and delivery systems that work with all existing and new subsea wells. By opening up the communication system, which traditionally was proprietary and single sourced, we are increasing efficiencies for our clients. We also can extend additional technologies to them through product offerings such as our control systems, reservoir monitoring, flow measurement, gas lift, video leak detection, and software systems. As a result, clients are installing our subsea technologies in the North Sea, Asia, and now Brazil and the Gulf of Mexico.

For deepwater environments, we are increasing reliability with our patented DVX gas lift mandrel series, which was developed specifically to address our clients' concerns of unintended transfer of production fluids into the annulus. It has been proven in a number of deep offshore and subsea wells in the Gulf of Mexico, offshore Africa and the North Sea.

In 2011 the combination of artificial lift and production optimization systems will continue to evolve and extend efficiencies for unconventional plays—a key growth area for Weatherford.

Application Profile
Shale

With shale plays surging in the U.S. and gaining importance in Europe, the Middle East and beyond, Weatherford is applying a whole new generation of integrated tools and techniques in shale plays to maximize return on investment while reducing risk and environmental impact.

Our high-performance measurement-while-drilling (MWD), logging-while-drilling (LWD) and rotary-steerable systems help optimize horizontal drilling, a mainstay of shale wells, and well placement. During the evaluation stage, our technology-driven approach includes detailed reservoir characterization for determining factors such as mechanical rock properties, mineralogy and geochemistry. We have a rapidly growing surface logging component with applications relevant to shale, such as optimizing geosteering and identifying sweet spots in shale, which assists in designing effective fracturing programs.

Our ZoneSelect openhole completion system reduces the time and cost to stimulate a multizone well by customizing the complete design for each individual zone. This zonal isolation technology makes it easy to apply the right fracturing method to every zone, every time, with modular, precise components designed and engineered to work together.





During completion, the ZoneSelect system minimizes the time to isolate and fracture zones; later in the field's life, it aids in managing production by controlling the flow from various zones.

For producing shale wells, Weatherford's Fracology℠ services offer an integrated approach to combining formation evaluation techniques, pressure-pumping with one of the industry's youngest frac fleets, fracturing fluids, and a highly scientific approach to optimize hydraulic fracturing, a key enabler of shale resource development.

Our artificial lift systems minimize the cost of recovering fracturing fluids, in turn reducing overall costs. And when intervention becomes necessary, we leverage our experience on more than 10,000 casing exits, as well as advanced milling technology and whipstocks, to maximize the efficiency of creating casing exits. This reduces the time and costs of horizontal drilling in shale plays.

Operators are beginning to explore the opportunities for shale plays outside of the U.S. Weatherford gives them the technology tools to make the best possible decisions and exploit the greatest potential out of their shale plays.

Business Systems

Ethics and Compliance

Weatherford takes a firm stance on complying with all laws, rules and regulations in the 100 countries where we work. We will always strive to do business in a proper way.

Our Office of Global Compliance is staffed with former U.S. federal prosecutors, fraud investigators, forensic accountants and other experts. They apply best practices to develop internal policies and procedures, conduct risk-based compliance reviews, audit internal processes and ensure full compliance with applicable laws and regulations.

In 2010 Weatherford continued to introduce new ethics and compliance training for employees. Other key activities included conducting in-depth compliance reviews of Company operations in specific countries, implementing an award to the three employees who most contributed to furthering the Company's ethical culture and launching global trade compliance principles and accompanying training.

Weatherford's compliance program is intended to protect our Company, protect our employees and facilitate sustainable business. The focus is on the risks companies face every day related to anti-corruption laws such as the U.S. Foreign Corrupt Practices Act (FCPA), trade laws and antitrust concerns around the world.





Product and Service Portfolio


Drilling
Evaluation
Completion
Well construction
Cementing products
Cementing plugs
Deepwater systems
Float & stage equipment
Mechanical cementing products
Software
Surge reduction systems
Torque & drag reduction
Drilling tools
Performance drilling tools
Pressure-control equipment
Tubulars & handling tools
Inflatable packers
Accessory equipment
Annulus casing packers
Injection production packers
Service equipment
Straddles
Liner systems
Expandable liner hangers
Liner accessories
Liner cementing systems
Liner hangers
Liner packers
Liner tieback equipment
Running tools & accessories
Surface equipment
Mechanized rig systems
All-in-one technology
Control systems
Iron roughnecks & drillpipe tongs
Pipe-handling equipment
Positioning systems
Power tongs
Rig equipment packages
Solid expandable systems
Cased-hole systems
Open-hole systems
Swellable products
Micro-Seal™ isolation system
Swellable packers
Tubular running services
Bucking systems
Casing running & drilling systems
Handling tools
Monitoring & testing equipment
Pick-up & lay-down machines
Tongs
Wellhead systems
Accessories
Adapters
Casing/tubing hangers
Casing/tubing heads
Frac equipment
Gate valves, actuators, chokes
Primary/isolation rings
Rental & service tools
Secondary/annulus bushings
Tees & crosses
Tree caps
Aluminum alloy tubulars
Drillpipe
Risers
Cementing services
Chemicals
Engineering services
Pumping services
Drilling fluids & waste management
Drilling fluids
Engineering services
Fluid systems
Products
Drilling waste management
Containment & handling
Engineering services
Recycling & recovery
Solids control
Treatment & disposal
Engineered fluids management
Drilling hazard mitigation
Drilling-with-casing (DwC™) systems
Secure Drilling℠ services
Compression services
Downhole tools
Fluid systems
Managed pressure drilling
Pressure-control equipment
Underbalanced drilling
Solid expandable systems
Internal casing patch
Openhole & cased-hole systems
Slotted tubular expandables
Drilling services
Directional & performance drilling
Adjustable gauge stabilizers
Coiled-tubing-drilling BHAs
Directional surveying & survey management
Steerable drilling motors
Well planning & engineering
MWD
Directional survey & gamma ray
Drilling performance
Magnetic ranging
Mud pulse & EM telemetry
Rotary-steerable systems
HP/HT RSS
Motorized RSS
Point-the-bit RSS
Vertical drilling systems
Elastomer products
Drillpipe protectors
Drillpipe wipers
Guides
Breakout
Stabbing
Stand protectors
Thread protectors
Tubular racking systems
Integrated drilling rigs
Heavy-duty
Light-duty
Medium-duty
Laboratory services
Coalbed methane
Core photography
Core storage
CT scanning
Enhanced oil recovery
Fluid-phase behavior (PVT)
Formation damage evaluation
Fracture studies
Geochemistry
Oil & reservoir characterization
Petrographic analysis
Reservoir flow studies
Rock mechanics
Routine core analysis
Sedimentology
Shale rock properties
Sorption properties
Source richness & maturity
Special core analysis
Wellsite stabilization & transport
Surface logging systems
Data management
Integrated data systems
Real-time operations
Drilling optimization
Electronic drilling recorders
Geopressure consulting services
H2S detection
Hole-stability monitoring
Kick detection
Underbalanced drilling
Vibration detection
Formation evaluation
Advanced formation gas analysis
Formation cuttings analysis
Geoscience consulting services
Source-rock analysis
Wellsite geochemical analysis
Geomechanics services
Consulting
Software
Training
Completion chemicals
Engineering services
Fluid inhibitors
Packer inhibitors
Water conformance
LWD
Acoustics
Azimuthal resistivity
Formation testing
Imaging
Spectral gamma ray
Standard triple combo
Flow-assurance chemicals
Additives
Chemicals
Testing & production services
Drillstem test tools
Early production facilities
Life-of-field production facilities
Produced water systems
Tubing-conveyed perforating systems
Well-testing systems
Wireline services
Borehole Seismic services
Check-shot surveys
Microseismic monitoring
VSP surveys
Cased-hole
Casing inspection
Cement evaluation
Formation evaluation
Intervention
Perforating
Production logging
Propellant stimulation
Openhole
Acoustics
Formation testing
Imaging
Nuclear magnetic resonance
Porosity/lithology
Resistivity
Subsurface evaluation services
Cased-hole completions
Downhole control valves
Flow control
Coiled tubing
Premium flow control
Roller systems
Slickline-set retrievable bridge plug
Standard flow control
Surface pressure-control equipment
Tubing-hanger plugs
Wireline
Hydraulic flow control
Packer systems
Accessories
Bridge plugs
Cement retainers
Circulating sleeves
Downhole valves
Permanent packers
Retrievable packers
Setting tools
Swellable packers
Safety systems
Self-piloting injection valves
Surface-controlled subsurface safety valves
Openhole completions
Multizone completion systems
Swellable packers
Sand control
Conventional well screen
Metal mesh
Prepack
Thru-tubing
Wire wrap
Expandable sand control
ECL® expandable completion liner
ESS® expandable sand screen
Gravel pack
Inflow control
FloReg™ device
Reservoir isolation
Expandable zonal isolation
Swellable packers
Sand-control pumping services
Chemicals
Engineering services
Fluid sytems
– SandAid® systems
Services
Specialty screen
Intelligent
Multifunction
Stimulation services
Data acquisition
Engineering services
Equipment
Fluid systems
DynaFrac™
MagnumFrac™
SmartFrac™
Fracturing chemicals


Production


Intervention

Artificial lift systems

- **Capillary technologies**
  - Injection chemicals
- **COROD® continuous rod**
  - Flushby services
- **Electric submersible pumping systems**
  - Accessories
  - Cables
  - Downhole monitoring
  - Intakes & gas separators
  - Motors
  - Pumps
  - Switchboards
  - Variable-frequency drives
- **Gas lift**
  - Communication & isolation devices
  - Injection chemicals
  - Injection systems
  - Kickover tools
  - Latches
  - Mandrels
  - Pack-off equipment
  - Specialty systems
  - Subsurface safety valves
  - Surface controls
  - Valves
- **Hydraulic lift**
  - Jet-lift systems
  - Multiphase pumps
  - Piston-lift systems
  - Subsurface hydraulic pumps
  - Surface systems
- **Plunger lift**
  - Accessories
  - Bumper springs
  - Controllers
  - Lubricators
  - Optimization equipment
  - Plungers
- **Prime movers**
  - Combustion engines
  - Electric generation packages
  - Electric motors
- **Progressing cavity pumping**
  - Accessories
  - Controllers
  - Downhole pumps
  - Optimization equipment
  - Surface drives
  - Surface equipment
- **Reciprocating rod lift**
  - Subsurface rod pumps
  - Sucker rods
- **Sucker rods**
  - API grade
  - API pony rods
  - Couplings
  - High-strength
  - Quenched & tempered
  - Sucker-rod connections
  - T66/XD
  - Ultrahigh-strength
- **Surface pumping units**
  - Conventional
  - Long-stroke
  - Low-profile
  - Nitrogen-over-hydraulic
  - Optimization equipment

Chemical services

- **Acidizing additives**
- **Cementing additives**
- **Completion additives**
- **Compression chemicals**
- **Drilling fluids & waste management**
- **Engineered Chemistry® services**
  - Analytical testing
  - Capillary coiled-tubing testing
  - Cement analysis
  - Customized chemicals
  - Drilling fluids testing
  - Formation characteristic analysis
  - Formation fluid analysis
  - Pipeline chemical development
  - Production chemical development
- **Fracturing additives**
- **Pipeline chemicals**
  - Cleaners
  - Coolants & glycols
  - Corrosion inhibitors
  - Paraffin products & scavengers
  - Specialty chemicals
- **Production chemical intermediates**
- **Production chemicals**

Industrial products

- **Johnson Screens®**
  - Architecture & construction
  - Field services
  - General industry
  - Mineral & aggregate
  - Polyurethane casting
  - Refining & petrochemical
  - Water process
  - Water wells

Pipeline & specialty services

- **Nitrogen services**
  - Cryogenic nitrogen
  - Membrane nitrogen
- **Pipeline services**
  - Abandonment
  - Composite-sleeve repairs
  - Inspection
  - Leak detection
  - Pigging
  - Precommissioning & commissioning
  - Subsea precommissioning & commissioning
  - Umbilical testing
- **Process services**
  - Chemical cleaning
  - Chemicals
  - Engineering services
  - Fluid systems
  - Controlled bolting
  - Integrated process services
  - Leak testing
  - Oil flushing
  - Rental solutions
- **Production chemicals**
  - Engineering services
  - Fluid systems
  - Mechanical services
  - ClearWELL™ device
- **Specialty drying services**
  - Sirocco℠ air drying

Pump & fluid systems

- **Horizontal multiplex pumps**
- **Mud pumps**
  - Ellis-Williams™
  - MP series
  - Parts & service
- **Multiphase booster pumps**
- **Progressing cavity pumps**
- **Triplex pumps**

Surface production equipment

- **Early production facilities**
- **Mechanical production treaters**
- **Natural-gas line heaters**
- **Sand removal & management systems**

Pressure pumping services

- **Acidizing & chemical stimulation**
  - Chemicals
  - Engineering services
  - Fluid systems
- **Cement pumping**
  - Chemicals
  - Engineering services
  - Pumping services
- **Coiled-tubing technology**
  - Chemicals
  - CT acidizing
  - CT completion
  - CT drilling & milling
  - CT e-line
  - CT fishing
  - CT intervention
  - CT nitrogen gas lifts
  - CT production
  - CT sand-jet perforating
  - CT stimulation
  - CT velocity strings
  - Data acquisition
  - Equipment
- **Hydraulic fracturing**
  - Data acquisition
  - Engineering services
  - Equipment
  - Fluid systems
    - DynaFrac™
    - MagnumFrac™
    - SmartFrac™
  - Fracturing chemicals
- **Sand-control pumping**
  - Chemicals
  - Engineering services
  - Fluid systems

Production optimization

- **Artificial lift**
  - Controllers
  - Downhole pressure & temperature sensors
  - Variable-speed drives
  - Well surveillance & analysis software
- **Control systems**
  - Control panels
  - Pilots
  - Safety shutdown systems
  - Safety-system field instruments
  - Workover control systems
- **Flow measurement**
  - Custom measurement solutions
  - Multiphase water-cut meter
  - Real-time well-testing systems
  - Water-cut meters
  - Wet-gas, modular multiphase meters
- **Reservoir monitoring**
  - Flowmeters
  - Pressure/temperature gauges
  - In-well, seismic sensor systems
  - Temperature measurement systems
- **Software**
  - Artificial-lift analysis
  - Asset management
  - Flow assurance
  - Production engineering
  - Real-time monitoring
  - Well design & diagnostics
- **Subsea production**
  - Communication controllers
  - Control systems
  - Topside information & control systems

Fishing services

- **Abandonment services**
  - Casing jacks
- **Fishing jars**
  - Bumper subs
  - Fishing jars
  - Intensifiers
- **Fishing tools**
  - Back-off tools
  - Bushings
  - Casing scrapers
  - Cutters
  - External catch
  - Impression blocks
  - Internal catch
  - Joints
  - Junk baskets
  - Magnets
  - Mills
  - Pulling tools
  - Stabilizers
  - Subs
  - Swivels
  - Underreamers
  - Washover equipment
  - Wireline stripping
- **Heavy-duty wireline fishing**
- **Well repair**
  - Casing alignment
  - Casing rollers
  - Casing swages
  - External patch
  - Internal patch

Thru-tubing

- **Casing exits**
- **Fishing/milling**
  - Fishing interventions
  - Motor-assisted interventions
- **Packers**
  - In-tubing completion interventions
  - In-tubing remedial interventions
  - Sand-control interventions
  - Thru-tubing completion interventions
  - Thru-tubing remedial interventions

Wellbore cleaning services

- **Chemicals**
- **Hydraulic systems**
- **Mechanical tools**

Casing exits

- **Accessories**
- **QuickCut™**
  - Shallow-angle
  - Standard
- **Whipstocks**
  - Hinge-type
  - Openhole
  - PackWhip®
  - WhipBack®

Intervention chemicals

- **Engineering services**
- **Equipment**
- **Fluid systems**

Multilaterals

- **MillThru™**
- **OneTrip StarBurst™**
- **Selective re-entry system**
- **StarBurst™**

Well abandonment services

Well servicing

- **Hooks**
  - Heavy-duty rod hooks
  - Tubing hooks & blocks
- **Hydraulic power units**
- **Rod-handling accessories**
  - Depthometers
  - Rod-hook clevis
  - Rod swivel
  - Sucker-rod wrenches
- **Tongs**
  - Backup
  - Closed-head tubing
  - Master-tubing
  - Open-head tubing
  - Sucker-rod

Leadership

Board of Directors

Dr. Bernard J. Duroc-Danner
Chairman of the Board, President
and Chief Executive Officer
Weatherford International Ltd.

Dr. Samuel W. Bodman, III
Former U.S. Secretary of Energy
Former U.S. Deputy Secretary of Treasury
Former U.S. Deputy Secretary of Commerce
Former Chairman, Cabot Corporation

Nicholas F. Brady
Chairman, Darby Overseas Investments (private investment company)
Chairman, Franklin Templeton Investment Funds (international investment management company)
Former U.S. Secretary of Treasury

David J. Butters
President, Chairman and Chief Executive Officer
Navigator Holdings, Ltd. (international petrochemical gas shipping company)

Sir Emyr Jones Parry
President, Aberystwyth University
Former UK Permanent Representative to the UN
Former UK Ambassador to NATO

William E. Macaulay
Chairman and Chief Executive Officer,
First Reserve Corporation (private equity firm focusing on energy industry)

Robert B. Millard
Managing Member and Chief Investment Officer,
Realm Partnership LLC (private investment partnership)

Robert K. Moses, Jr.
Private Investor, Black Jack Resources, Inc. (private investment company)

Dr. Guillermo Ortiz
Chairman of Executive Board, Grupo Financiero Banorte-Ixe (third largest bank in Mexico)
Former Governor, Bank of Mexico

The Honorable Robert A. Rayne
Chairman, London Merchant Securities plc
(property development and venture capital company)

Corporate Officers



Dr. Bernard J. Duroc-Danner
Chairman of the Board, President
and Chief Executive Officer



Nicholas W. Gee
Senior Vice President – Reservoir
and Formation Evaluation



James M. Hudgins
Vice President – Tax



Andrew P. Becnel
Senior Vice President and
Chief Financial Officer



Joseph C. Henry
Vice President, Co-General Counsel
and Corporate Secretary



William B. Jacobson
Vice President, Co-General Counsel
and Chief Compliance Officer



Peter T. Fontana
Senior Vice President and
Chief Operating Officer



Carel W. J. Hoyer
Senior Vice President – Well
Construction Products and Services



Dharmesh Mehta
Vice President – Production Systems

Weatherford International Ltd.

Index to Annual Report
For the Year Ended December 31, 2010

Explanatory Note

This Form 10-K, as amended, includes restated financial information for the years ended December 31, 2009, 2008 and 2007, and the quarterly periods ended March 31, June 30 and September 30, 2010, and all four quarters of 2009 due to errors in the Company's accounting for income taxes. The Company's management identified a related material weakness with respect to its internal control over financial reporting for income taxes. Disclosures related to these matters are included in Part I, Item 9A, under "Controls and Procedures," which describes the material weakness and management's conclusion that our internal control over financial reporting was not effective as of December 31, 2010. Corresponding changes were also made in Part I, Item 1A, under "Risk Factors"; Part II, Item 6, under "Selected Financial Data"; Part II, Item 7, under "Management's Discussion and Analysis of Results of Operations and Financial Condition"; and Part II, Item 8, under "Financial Statements and Supplementary Data" (see Notes 2, 17, 20, 21 and 23).

PART I

Item 1. *Business*

Weatherford International Ltd. (the "Company") is one of the world's leading providers of equipment and services used in the drilling, evaluation, completion, production and intervention of oil and natural gas wells. Many of our businesses, including those of our predecessor companies, have been operating for more than 50 years.

We were originally incorporated in Delaware in 1972 and moved our incorporation to Bermuda in 2002. In February 2009, we completed a share exchange transaction in which Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda"), became a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock corporation ("Weatherford Switzerland"), for purposes of changing the Company's place of incorporation from Bermuda to Switzerland (collectively, the "Transaction"). Pursuant to the Transaction, each common share, par value U.S. $1.00 per share, of Weatherford Bermuda was exchanged for one registered share, par value 1.16 Swiss francs ("CHF") per share, of Weatherford Switzerland.

When referring to Weatherford and using phrases such as "we" and "us," our intent is to refer to Weatherford International Ltd. and its subsidiaries as a whole or on a regional basis, depending on the context in which the statements are made.

We operate in over 100 countries, which are located in nearly all of the oil and natural gas producing regions in the world. Our operational performance is reviewed and managed on a geographic basis, and we report the following regions as reporting segments: (1) North America, (2) Latin America, (3) Europe/West Africa/the former Soviet Union ("FSU") and (4) Middle East/North Africa/Asia.

Our headquarters are located at 4-6 Rue Jean-Francois Bartholoni, 1204 Geneva, Switzerland and our telephone number at that location is 41.22.816.1500. Our internet address is www.weatherford.com. General information about us, including our corporate governance policies and charters for the committees of our board of directors, can be found on our web site. On our web site we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish them to the Securities and Exchange Commission ("SEC"). The public may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains our reports, proxy and information statements, and our other SEC filings. The address of that site is www.sec.gov.

The following is a summary of our business strategies and the markets we serve. We have also included a description of our products and services offered and our competitors. Segment financial information appears in "Item 8. Financial Statements and Supplementary Data— Notes to Consolidated Financial Statements— Note 20."

Strategy

Our primary objective is to provide our shareholders with above-average returns on their investment through income growth. Principal components of our strategy include:

- Continuously improving the efficiency, productivity and quality of our products and services and their respective delivery in order to grow revenues and operating margins in all of our geographic markets at a rate exceeding underlying market activity;
- Through a commitment to innovation and invention, developing and commercializing new products and services capable of meeting evolving needs of our customers; and
- Further extending our global infrastructure in scope and scale at a level consistent with meeting customer demand for our products and services in an efficient manner.

Markets

We are a leading provider of equipment and services to the oil and natural gas exploration and production industry. Demand for our industry's services and products depends upon the number of oil and natural gas wells being drilled, the depth and drilling conditions of wells, the number of well completions and the level of workover activity worldwide.

As a result of the maturity of the world's oil and natural gas reservoirs, accelerating production decline rates and the focus on complex deepwater prospects, technology has become increasingly critical to the marketplace. Clients continue to seek, test and prove production-enabling technologies at an increasing rate. Technology is an important aspect of our products and services as it helps us provide our clients with more efficient tools to find and produce oil and natural gas. We have invested a substantial amount of our time and resources in building our technology offerings. We believe our products and services enable our clients to reduce their costs of drilling and production and/or increase production rates. Furthermore, these offerings afford us additional opportunities to sell our traditional core products and services to our clients.

Product Offerings

Within each of our geographic reporting segments, we group our product offerings into ten service lines: 1) artificial lift systems; 2) drilling services; 3) well construction; 4) drilling tools; 5) completion systems; 6) wireline and evaluation services; 7) re-entry and fishing; 8) stimulation and chemicals; 9) integrated drilling; and 10) pipeline and specialty services. The following discussion provides an overview of our various product offerings. With the exception of integrated drilling, our service line offerings are provided in all of our geographic segments. Our integrated drilling service line is offered only outside of North America.

Artificial Lift Systems

Artificial lift systems are installed in oil wells and, to a lesser extent, natural gas wells that do not have sufficient reservoir pressure to raise the produced hydrocarbon to the surface. These systems supplement the natural reservoir pressures to produce oil or natural gas from the well. There are six principal types of artificial lift technologies used in the industry. We are able to provide all forms of lift, including progressing cavity pumps, reciprocating rod lift systems, gas lift systems, hydraulic lift systems, plunger lift systems, hybrid lift systems, and electric submersible systems, which are sold through our equity investment partner. We also offer wellhead systems and production optimization.

Progressing Cavity Pumps — A progressing cavity pump (PCP) is a downhole pump driven by an above-ground electric motor system connected to it by a coupled rod or continuous rod string. PCPs are particularly useful in heavy-oil-producing basins around the world.

Reciprocating Rod Lift Systems — A reciprocating rod lift system is an artificial lift pumping system that uses an above-ground mechanical unit connected to a sucker rod and a downhole pump. It uses an up-and-down suction pump to lift the oil from the reservoir.

Gas Lift Systems — Gas lift is a form of artificial lift that uses natural gas to lift oil in a producing reservoir to the surface. The process of gas lift involves the injection of natural gas into the well through an above-ground injection system and a series of downhole mandrels and gas lift valves in the production tubing string. The injected gas lightens the pressure of the fluid in the well bore, allowing the reservoir's natural pressure to push the fluid to the surface in wells that have stopped producing and allowing greater volume in already producing wells. Gas lift systems are used primarily for offshore wells (including deepwater and ultra-deepwater) and for wells that have a high component of gas in the produced fluid or have a gas supply near the well.

Hydraulic Lift Systems — A hydraulic lift oil pumping system uses an above-ground surface power unit to operate a downhole hydraulic pump (jet or piston) to lift oil from the reservoir. Hydraulic pumps are well suited for wells with high volumes and low solids.

Plunger Lift Systems — Plunger lift is the only artificial lift method that requires no assistance from outside energy sources. The typical system consists of a plunger (or piston), top and bottom bumper springs, a lubricator and a surface controller. By using the energy from the compressed gas in the well, the plunger travels to the surface, creating a solid interface between the lifted gas below and produced fluid above to maximize lift energy. Plunger lift is a low-cost, easily maintained method of lift. It is particularly useful for dewatering gas wells and increasing production from wells with emulsion problems.

Hybrid Lift Systems — We offer a variety of hybrid artificial lift systems which are engineered for special applications and may incorporate two or more of the artificial lift methods described above.

Wellhead Systems — We offer a line of conventional wellhead equipment and valves manufactured to the latest API industry specifications and client requirements, including conventional surface wellheads through 20,000 psi; gate valves from 2,000 to 20,000 psi; complete wellhead systems (drill-through, multi-bowl, unitized and mud-line); and all the accessories and aftermarket services to go with them. Wellhead tools are used by drilling and workover crews to reduce time in changing wellhead sizes while fundamentally increasing safety procedures.

Production Optimization — Production optimization is the process of monitoring oil and natural gas fields, and interpreting the resulting data to inform production and reservoir management decisions. The ultimate goal is to assist operators in making better decisions that maximize profits through improved optimized well production and maximized reservoir recovery. The major benefits of production optimization are increased production with lower operating costs resulting in improved bottom-line profits for producers.

Weatherford offers products for optimizing at the well, reservoir and field level. Downhole and surface electronics, communication systems, analysis software and consulting services are combined into solutions that fit the customer's specific needs for optimizing production.

Well Optimization — For wellsite intelligence, we offer specific controllers for each type of artificial lift. These controllers contain computers with specific logic to control the well in response to changes in the reservoir, artificial-lift equipment or well characteristics. The desktop software provides advanced analytical tools that allow the operator to make changes by controlling the well directly or by changing the parameters that the controller is using to operate the well. Our clients have the option of hosting the software system at their location or using an on-line version that provides status reports and/or analysis reports from our consultants.

Flow Measurement — We provide multiphase metering systems that measure how much fluid is flowing in a well. These systems also measure the percentages of oil and water in the fluid. Expanded development of our water-cut meter technology helps us provide clients with accurate measurement for wells that span wide levels of gas, salt and solids that normally would interfere with the water cut measurement.

Field Optimization - We provide tools for optimizing workflow. These software tools assist the operator in tracking the operations needed for optimal field management. Tasks such as chemical injection, well workovers and allocation of injection gas can easily generate unnecessary expenses by inefficient prioritization of tasks, poor recordkeeping and lack of analysis of the effectiveness of the total field operations. The combination of our experienced consultants and advanced software tools help the operator optimize operations for entire fields.

Deepwater — Our subsea production control system simplifies subsea operations by providing open systems for control, communications, and data management that can work with all existing and new subsea wells. Traditionally, wells are single sourced with a proprietarily communication system. This method can slow down production and increase costs if technologies other than the single-sourced provider's are added or merged. By making our systems open, operators can benefit by a reduction in downtime, an increase in production and explanation of subsea fields, and an ability to retrofit designs into existing operations. Our open-system approach also creates pull through opportunities for our control systems, reservoir monitoring, flow measurement, and software systems.

Drilling Services

These capabilities include directional drilling, Secure Drilling℠ services, Well Testing, drilling-with-casing (DwC™) and drilling-with-liner (DwL™) systems and surface logging systems.

Directional drilling involves the personnel, equipment and engineering required to actively control the direction of a wellbore and its eventual optimal position in the target reservoir. Directional drilling allows drilling of multiple wells from a single offshore platform or a land-based pad site. It also allows drilling of horizontal wells and penetration of multiple reservoir pay zones from a single wellbore. We supply a range of specialized, patented equipment for directional drilling, and real-time wellbore logging, including:

- *Measurement while drilling (MWD) and logging while drilling (LWD)* — MWD and LWD measure, respectively, wellbore trajectory and formation properties, in real time, while the well is being drilled, to enable it to be steered into its optimum position.

- *Rotary steerable systems (RSS)* — These systems allow control of wellbore trajectory while maintaining continuous rotation of the drillstring at the surface. RSS technology is crucial for enabling long, step-out, directional wells and for reducing completion-running complications resulting from abrupt small-scale hole-angle changes caused by conventional drilling methods.

- *Directional drilling services* — These services include surveying, design and operational support for directional and horizontal drilling and performance drilling in vertical wells; products include drilling motors and other associated equipment, software and expertise required to deliver the well on target as efficiently as possible.

Our directional drilling capabilities are supported by our engineering facilities in Houston and other locations globally, which house and support qualified engineers, scientists and technicians, all focused on developing technologies for the MWD/LWD and directional drilling markets, both land based and offshore.

Secure Drilling[SM] services — Our *Secure Drilling* services minimize the risk of drilling hazards related to a wellbore's pressure profile, and optimize life-of-well performance. Weatherford's *Secure Drilling* offerings are provided through three techniques: 1) Managed Pressure Drilling, 2) Underbalanced Drilling and 3) Air Drilling.

- *Managed Pressure Drilling (MPD)* — This technique provides an advanced method of controlling the well using a closed, pressurized fluid system that more precisely controls the wellbore pressure profile than mud weight adjustments alone. The main objective of MPD is to optimize drilling processes by decreasing non-productive time and mitigating drilling hazards.

- *Underbalanced Drilling (UBD)* — This technique is used in development, exploration and mature field applications to minimize formation damage and maximize productivity. UBD is drilling with bottomhole pressure that is maintained below reservoir pressure to intentionally invite fluid influx. This technique permits the reservoir to flow while drilling takes place, thereby improving well productivity by protecting the formation from damage by the drilling fluids.

- *Air Drilling* — This technique applies reduced density fluid systems to drill sub-hydrostatically. Air drilling is used primarily in hard rock applications to reduce drilling costs by increasing the rate of penetration.

A full range of downhole equipment, such as high temperature motors, wireline steering tools, drillpipe, air rotary hammer drills, casing exit systems, downhole deployment valves and downhole data acquisition equipment, make our product offerings unique.

Well Testing — Well testing uses specialized equipment and procedures to obtain essential information about oil and gas wells after the drilling process has been completed. Typical information derived may include reservoir boundaries, reservoir pressure, formation permeability, formation porosity and formation fluid composition.

A related application is our separation business, which supplies personnel and equipment on a wellsite to recover a mixture of solids, liquids and gases from oil and gas wells. These services are used during drilling, after stimulation or after re-completion to clean up wells. The operator requires that a well be properly cleaned before undertaking a well test to ensure that the true deliverability of the well is attained and that debris and spent stimulation chemicals do not ultimately flow to the process plant.

Drilling-with-casing and drilling-with-liner systems — These systems allow operators to simultaneously drill and case oil and natural gas wells. Our *DwC* and *DwL* techniques eliminate downhole complexity, reducing expensive rig modifications and the number of trips downhole. Consequently, drilling hazards are mitigated, well construction is simplified, and productivity can be improved when drilling through the reservoir.

Surface Logging Systems — Often referred to as mud logging, this is a well-site service that uses fluid and gas samples along with drilling cuttings to evaluate the geology and geo chemistry of the formation as it is being drilled. The derived data and interpretation is used to help geologists and drillers ensure that the well is placed in the most productive formation to maximize ultimate well productivity.

Well Construction

This grouping includes the primary services and products required to construct a well and spans tubular running services, cementation tools, liner systems, solid tubular expandable technologies and aluminum alloy tubular products.

Tubular Running Services — These services consist of a wide variety of tubular connection and installation services for the drilling, completion and workover of an oil or natural gas well. We provide tubular handling, preparation, inspection and wellsite installation services from a single source. We offer a suite of products and services for improving rig floor operations by reducing personnel exposure, increasing operational efficiency and improving safety. We also specialize in critical-service installations where operating conditions, such as downhole environments and/or metallurgical characteristics, call for specific handling technology.

Cementing Products — Cementing operations comprise one of the most expensive phases of well completion. We produce specialized equipment that allows operators to centralize the casing throughout the wellbore and control the displacement of cement and other fluids. Our cementing engineers also analyze complex wells and provide recommendations to help optimize cementing results.

Liner Systems — Liner hangers allow suspension of strings of casing within a wellbore without the need to extend the casing to the surface. Most directional wells include one or more liners to optimize casing programs. We offer both drilling and production liner hangers. Drilling liners are used to isolate areas within the well during drilling operations. Production liners are used in the producing area of the well to support the wellbore and to isolate various sections of the well.

Swellable Products — Weatherford has combined swellable elastomer technologies with our packers and centralization technology to address well construction challenges. Our Micro-Seal™ isolation system combines swellable technology with mechanical cementing products to isolate microannular voids or discrete reservoir intervals in oil, gas and injection wells. We have introduced four main swellable packers offering Genisis®, Nemisis®, Morphisis®, and *Genisis* FT for zonal isolation. All of these products incorporate oil swell, water swell or the industry's only customizable, dual-fluid activated swellable hybrid elastomers.

Solid Tubular Expandable Technologies — Proprietary expandable tools are being developed for downhole solid tubular applications in well remediation, well completion and well construction. Our solid tubular expandable products include the MetalSkin® line and the HydraSkin™ System, *MetalSkin* systems are used for well cladding to shut off zones, retro-fit corroded sections of casing and strengthen existing casing. *MetalSkin* open-hole clad systems are used for controlling drilling hazards such as unwanted fluid loss or influx and as slim-bore drilling liners. Slim-bore and, ultimately, monobore liner systems are designed to allow significant cost reductions by reducing consumables for drilling and completion of wells, allowing use of smaller rigs and reducing cuttings removal needs. The benefits are derived because of the potential of expandable technologies to significantly reduce or eliminate the reverse-telescoping architecture inherent in traditional well construction. The *HydraSkin* system is a hydraulic bottom-up expansion system that can be used for increased diameter efficiency in either planned or contingency operations.

Aluminum Alloy Tubular Products — We design and manufacture aluminum alloy tubular goods for drilling, production and completion. Unique physical and mechanical properties of aluminum alloys provide a number of benefits, especially superior corrosion resistance in various aggressive environments and enhanced strength-to-weight ratio, resulting in better drilling performance. Products range from *Aluminum Alloy Drill Pipe,* which is used in most drilling applications, but especially recommended for ultra deep and extended reach wells and rigs with limited load capacity, to drillpipe risers designed for drilling, production and completion operations. These large diameter products possess high strength and significant corrosion resistance properties essential in aggressive environments, such as deepwater wells.

Drilling Tools

We design and manufacture patented tools, including our drilling jars, rotating control devices and other pressure-control equipment used in drilling oil and natural gas wells. We also offer a broad selection of in-house or third-party manufactured equipment for the drilling, completion and workover of oil and natural gas wells. We offer these proprietary and nonproprietary drilling tools to our clients — primarily operators and drilling contractors — on a rental basis, allowing the clients to use unique equipment to improve drilling efficiency without the cost of holding that equipment in inventory.

Our drilling tools include the following:

- Drillpipe and related drillstem tools, drill collars, heavyweight pipe and drilling jars;
- Downhole tools;
- Pressure-control equipment such as blowout preventers, high-pressure valves, accumulators, adapters and choke-and-kill manifolds; and
- Tubular handling equipment such as elevators, spiders, slips, tongs and kelly spinners.

Completion Systems

We offer our clients a comprehensive line of completion tools and sand screens. These products and services include the following:

Completion Tools — These tools are incorporated into the tubing string used to transport hydrocarbons from the reservoir to the surface. We offer a wide range of devices for enhancing the safety and functionality of the production string, including permanent and retrievable packer systems, subsurface safety systems, flow control systems and tool strings, specialized downhole isolation valves and associated servicing equipment. Over the past decade, we have evolved our portfolio from one of basic cased-hole commodity products to one that focuses more heavily on premium offerings for deepwater and high-pressure/high-temperature environments.

Sand Screens — Sand production often results in premature failure of artificial-lift and other downhole and surface equipment and can obstruct the flow of oil and natural gas. To remedy this issue, we provide two different sand screen approaches: conventional and expandable.

- *Conventional Sand Screens* — These products are used in the fluid-solid separation processes and have a variety of product applications. Our primary application of well screens is for the control of sand in unconsolidated formations. We offer premium, pre-pack and wire-wrap sand screens. We also offer a FloReg™ line of inflow control devices that balance horizontal wellbore production, ultimately maximizing reservoir drainage. We also operate the water well and industrial screen business of Johnson Screens. Served markets include water well, petrochemical, wastewater treatment and surface water intake, mining and general industrial applications.
- *Expandable Sand Screens (ESS)* — Our ESS systems are proprietary step-change sand-control devices that reduce cost and improve production. An ESS system consists of three layers, including slotted base pipe, filtration screens and an outer protective shroud. The system can be expanded using a fixed cone and/or compliantly using our proprietary axial and rotary expansion system. This system aids productivity because it stabilizes the wellbore, prevents sand migration and has a larger inner diameter. ESS technology can replace complex gravel-packing techniques in many sand-control situations.

Reservoir Optimization — Our intelligent completion technology (ICT) uses downhole optical and electronic sensing to allow operators to remotely monitor the downhole pressure, temperature, flow rate, phase fraction and seismic activity of each well and the surrounding reservoir. This advanced monitoring capability allows the operator to monitor the reaction of the reservoir to the production of the well. Combining this monitoring with multiple-zone downhole flow control allows field pressure management and shutoff of unwanted flows of water or gas.

Wireline and Evaluation Services

Wireline and evaluation services, in concert with surface logging systems and LWD, form a data acquisition and interpretation capability that enables clients with an integrated approach to formation evaluation and reservoir characterization. Open-hole wireline services and logging while drilling compliment laboratory-derived analysis of core and reservoir fluid samples. When combined with geosciences consulting, this integrated capability provides the data and interpretation to reduce reservoir uncertainty and ultimately optimize production and maximize recovery.

Wireline Services— Wireline services measure the physical properties of underground formations to help determine the location and potential deliverability of oil and gas from a reservoir. Wireline services are provided from surface logging units, which lower tools and sensors into the wellbore mainly on a single or multiple conductor wireline.

The provision of wireline and associated interpretation services is divided into four categories: open hole wireline, geoscience services, cased hole wireline and slickline services:

- *Open Hole Wireline* — This service helps locate oil and gas by measuring certain characteristics of geological formations and providing permanent records called "logs." Open hole logging can be performed at different intervals during the well drilling process or immediately after a well is drilled. The logging data provides a valuable benchmark to which future well management decisions may be referenced. The open hole sensors are used to determine well lithology and the presence of hydrocarbons. Formation characteristics such as resistivity, density and porosity are measured using electrical, nuclear, acoustic, magnetic and mechanical technologies.

  The formation characteristics are then used to characterize the reservoir and describe it in terms of porosity, permeability, oil, gas or water content and an estimation of productivity. Wireline services can relay this information from the wellsite on a real-time basis via a secure satellite transmission network and secure internet connection to the client's office for faster evaluation and decision making.

- *Geoscience Services* — This capability, consisting of geologists, geophysicists, and drilling, completion, production and reservoir engineers, serves as the interpretive bridge across diverse data sources to support client efforts to maximize their oil and gas assets for the life of the well — from well planning through drilling, evaluation, completion, production, intervention and, finally, abandonment.

  Major computing centers in Calgary and Houston, along with branches in Europe, the Middle East, Latin America and Asia Pacific, use the latest technology to deliver data to our clients — from real-time (LWD) "geosteering" for critical well placement decisions to ongoing reservoir monitoring with permanent "intelligent completion" sensors. We provide advanced reservoir solutions by incorporating open hole, cased hole and production data.

- *Cased Hole Wireline* — This service is performed at various times throughout the life of the well and includes perforating, completion logging, production logging and casing integrity services. Perforating creates the flow path between the reservoir and the wellbore. Production logging can be performed throughout the life of the well to measure temperature, fluid type, flow rate, pressure and other reservoir characteristics. In addition, cased hole services may involve wellbore diagnostics and remediation, which could include the positioning and installation of various plugs and packers to maintain production or repair well problems, and casing inspection for internal or external abnormalities in the casing string.

- *Slickline Services* — This service uses a solid steel or braided nonconductor line, in place of a single or multiple conductor braided line used in electric logging, to run downhole memory tools, manipulate downhole production devices and provide fishing services primarily in producing wells.

Integrated Evaluation Services — These services help clients plan the development of new and existing oil and gas production fields. Specifically, a global network of laboratories provide support in terms of fluid and reservoir characterization, specialized core and fluid testing, enhanced oil recovery, rock strength and characterization, sour richness and maturity, sorption properties assessment and reservoir flow studies.

Production and Produced Water Systems — These systems help clients manage water handling during fracturing, production, disposal and enhanced oil recovery operations. Weatherford provides complete production solutions for field development and/or production optimization projects. Our engineering consultancy services and project management extend through construction to commissioning and operations for: early production facilities (the rapid design, construction and operation of complex, often remote installations), engineered resources, extended well testing, field development studies, FPSO topsides, permanent production facilities, project management, and supply chain management.

Re-entry and Fishing

Our re-entry, fishing and thru-tubing services help clients repair wells that have mechanical problems or that need work to prolong production of oil and natural gas reserves.

Re-entry Services — Our re-entry services include casing exit services and advanced multilateral systems. Conventional and advanced casing exit systems allow sidetrack and lateral drilling solutions for clients who either cannot proceed down the original well track or want to drill lateral wells from the main or parent wellbore.

Fishing Services — Fishing services are provided through teams of experienced fishing tool supervisors and a comprehensive line of fishing and milling tools. Our teams provide conventional fishing services, such as removing wellbore obstructions, including stuck or dropped equipment, tools, drillstring components and other debris, that have been lost downhole unintentionally during the drilling, completion or workover of new and old wells. Specialty fishing tools required in these activities include fishing jars, milling tools, casing cutters, overshots and spears. Our Fishing Services business unit also provides well patches and extensive plug-and-abandonment products.

Thru-tubing Services — Thru-tubing services are used in well re-entry activity to allow operators to perform complex drilling, completion and cementing activities from existing wellbores without removing existing production systems. We provide a full range of thru-tubing services and products, including drilling motors, casing exits, fishing and milling, zonal isolation packers and other well remediation services.

Well Abandonment Services — Oil or gas wells ultimately reach their economic limit or can be irreparably damaged. In these situations, the well must be abandoned according to federal requirements that ensure it will pose no safety or environmental hazards. Weatherford combines proprietary well abandonment technology, complementary intervention equipment, and a global team of dedicated specialists to ensure that this critical phase in the well's life cycle goes smoothly and safely.

Wellbore Cleaning — Remnants of drilling fluid and other debris can damage equipment, jeopardize well completion or even shorten a well's lifespan. A cost-effective alternative to workovers, Weatherford's CLEARMAX™ wellbore cleaning services incorporate specialized chemical, hydraulic and mechanical technologies to remove lingering debris, safely and efficiently.

Stimulation and Chemicals

We offer our clients advanced chemical technology and services for safer and more effective production enhancement. These products and services include the following:

Fracturing Technologies — Hydraulic reservoir fracturing is a stimulation method routinely performed on oil and natural gas wells in low-permeability reservoirs to increase productivity and oil and gas recovery. Our offerings include the latest in equipment design and technology.

Coiled Tubing Technologies — Our services include a line of equipment designed with the latest technology to ensure effective results during operations that require coiled tubing intervention. Offerings include coiled tubing units, appropriate crane trucks and nitrogen tanks and pumpers (trailer or skid formats).

Cement Services — Includes CHEMVIEW and CHEMPRO software to analyze each job to ensure the best application for each situation. Our new fleet of cement pumping equipment includes high-horsepower pump trailers, batch mixers, two-pod blended cement trailers and a four-pod sand storage trailer, all with the latest in technology and design features for improved operation and performance.

Chemical Systems — Our Engineered Chemistry® business combines proprietary chemical solutions with internally developed oilfield equipment technologies. Our high-performance chemistry solutions include: customized chemical solutions for drilling, completion, production, intervention, refining, water treatment as well as many industrial processes; a total service package (product selection, application and optimization); and precise formulations and multi-functional chemical formulations that include the only formulas certified for capillary injection.

Drilling Fluids — Our drilling fluids service line is engaged in the provision of drilling fluids, completion fluids and other related services. The main functions of drilling fluids include providing hydrostatic pressure to prevent formation fluids from entering into the well bore, keeping the drill bit cool and clean during drilling, carrying out drill cuttings and suspending the drill cuttings while drilling is paused and the drilling assembly is brought in and out of the hole. We also provide waste management services which separate and manage drill cuttings produced by the drilling process. Drill cuttings are usually contaminated with petroleum or drilling fluids, and must be disposed of in an environmentally safe manner.

Integrated Drilling

We have the ability to offer project management services to our clients, in which we provide a number of products and services needed to drill and complete a well, including the rig. All of our land drilling rigs are located outside of North America.

Pipeline and Specialty Services

We provide a range of services used throughout the life cycle of pipelines and process facilities, onshore and offshore. Our pipeline group can meet all the requirements of the pipeline, process, industrial and energy markets worldwide. We also can provide any service (or package of services) carried out on permanently installed client equipment that involves inspecting, cleaning, drying, testing, improving production, running or establishing integrity from the wellhead out, including integrated management services.

Other Business Data

Competition

We provide our products and services worldwide, and compete in a variety of distinct segments with a number of competitors. Our principal competitors include Baker Hughes, Halliburton, and Schlumberger. We also compete with various other regional suppliers that provide a limited range of equipment and services tailored for local markets. Competition is based on a number of factors, including performance, safety, quality, reliability, service, price, response time and, in some cases, breadth of products.

Raw Materials

We purchase a wide variety of raw materials as well as parts and components made by other manufacturers and suppliers for use in our manufacturing. Many of the products sold by us are manufactured by other parties. We are not dependent on any single source of supply for any of our raw materials or purchased components.

Customers

Our principal customers consist of major and independent oil and natural gas producing companies. During 2010 and 2008, there was no individual customer who accounted for more than 10% of our consolidated revenues. Revenue from Petroleos Mexicanos ("Pemex") accounted for approximately 13% of our revenues during 2009. No other individual customer accounted for more than 10% of our consolidated revenues during 2009.

Research and Development and Patents

We maintain world-class technology and training centers throughout the world. Our 34 research, development and engineering facilities are focused on improving existing products and services and developing new technologies to meet customer demands for improved drilling performance and enhanced reservoir productivity. Our expenditures for research and development totaled $214 million in 2010, $195 million in 2009 and $193 million in 2008.

As many areas of our business rely on patents and proprietary technology, we seek patent protection both inside and outside the U.S. for products and methods that appear to have commercial significance. In the U.S., we currently have 1,362 patents issued and over 420 pending. We have 2,662 patents issued in international jurisdictions and over 1,270 pending. We amortize patents over the years expected to be benefited, ranging from three to 20 years.

Although in the aggregate our patents are important to the manufacturing and marketing of many of our products and services, we do not believe that the loss of any one of our patents would have a material adverse effect on our business.

Seasonality

Weather and natural phenomena can temporarily affect the level of demand for our products and services. Spring months in Canada and winter months in the North Sea and Russia tend to affect operations negatively. In 2010, heavy rains in parts of Australia and an exceedingly cold winter in the U.S. had an impact on our reported results. Furthermore, in the summers of 2005 and 2008, the Gulf of Mexico suffered an unusually high number of hurricanes that adversely impacted our operations. The widespread geographical locations of our operations serve to mitigate the impact of the seasonal nature of our business.

Federal Regulation and Environmental Matters

Our operations are subject to federal, state and local laws and regulations relating to the energy industry in general and the environment in particular.

Our 2010 expenditures to comply with environmental laws and regulations were not material, and we currently do not expect the cost of compliance with environmental laws and regulations for 2011 to be material.

Employees

At December 31, 2010, we employed approximately 55,000 employees. Certain of our operations are subject to union contracts. These contracts cover approximately two percent of our employees. We believe that our relationship with our employees is generally satisfactory.

Forward-Looking Statements

This report, as well as other filings made by us with the SEC and our releases issued to the public contain various statements relating to future results, including certain projections and business trends. We believe these statements constitute "Forward-Looking Statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions, although not all forward-looking statements contain these identifying words.

From time to time, we update the various factors we consider in making our forward-looking statements and the assumptions we use in those statements. However, we undertake no obligation to publicly update or revise any forward-looking events or circumstances that may arise after the date of this report. The following sets forth the various assumptions we use in our forward-looking statements, as well as risks and uncertainties relating to those statements. Certain of the risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this report and in our other disclosures. These risks and uncertainties include, but are not limited to, the following:

- *Global political, economic and market conditions could affect projected results.* Our operating results and the forward-looking information we provide are based on our current assumptions about oil and natural gas supply and demand, oil and natural gas prices, rig count and other market trends. Our assumptions on these matters are in turn based on currently available information, which is subject to change. The oil and natural gas industry is extremely volatile and subject to change based on political and economic factors outside our control. Worldwide drilling activity, as measured by average worldwide rig counts, increased in each year from 2002 to 2008. However, activity began declining in the fourth quarter of 2008, particularly in North America. The weakened global economic climate resulted in lower demand and lower prices for oil and natural gas, which reduced drilling and production activity, which in turn resulted in lower than expected revenues and income in 2009 and 2010 and may affect our future revenues and income. Worldwide drilling activity and global demand for oil and natural gas may also be affected by changes in governmental policies and debt loads, laws and regulations related to environmental or energy security matters, including those addressing alternative energy sources and the risks of global climate change. For 2011, worldwide demand may be significantly weaker than we have assumed.

- *We may be unable to recognize our expected revenues from current and future contracts.* Our customers, many of whom are national oil companies, often have significant bargaining leverage over us and may elect to cancel or revoke contracts, not renew contracts, modify the scope of contracts or delay contracts, in some cases preventing us from realizing expected revenues and/or profits. Our projections assume that our customers will honor the contracts we have been awarded and that those contracts and the business that we believe is otherwise substantially firm will result in anticipated revenues in the periods for which they are scheduled.

- *Currency fluctuations could have a material adverse financial impact on our business.* A material change in currency rates in our markets, such as the devaluation of the Venezuelan Bolivar experienced during the first quarter of 2010, could affect our future results as well as affect the carrying values of our assets. World currencies have been subject to much volatility. In addition, due to the volatility we may be unable to enter into foreign currency contracts at a reasonable cost. As we are not able to predict changes in currency valuations, our forward-looking statements assume no material impact from future changes in currency exchange rates.

- *Our ability to manage our workforce could affect our projected results.* In a climate of decreasing demand, we are faced with managing our workforce levels to control costs without impairing our ability to provide service to our customers. Conversely, in a climate of increasing demand, we are faced with the challenge of hiring and maintaining a skilled workforce at a reasonable cost. Our forward-looking statements assume we will be able to do so.

- *Increases in the prices and availability of our raw materials could affect our results of operations.* We use large amounts of raw materials for manufacturing our products and some of our fixed assets. The price of these raw materials has a significant impact on our cost of producing products for sale or producing fixed assets used in our business. We have assumed that the prices of our raw materials will remain within a manageable range and will be readily available. If we are unable to obtain necessary raw materials or if we are unable to minimize the impact of increased raw material costs or to realize the benefit of cost decreases in a timely fashion through our supply chain initiatives or pricing, our margins and results of operations could be adversely affected.

- *Our ability to manage our supply chain and business processes could affect our projected results.* We have undertaken efforts to improve our supply chain, invoicing and collection processes and procedures. These undertakings include costs, which we expect will result in long-term benefits of our business processes. Our forward-looking statements assume we will realize the benefits of these efforts.

- *Our long-term growth depends upon technological innovation and commercialization.* Our ability to deliver our long-term growth strategy depends in part on the commercialization of new technology. A central aspect of our growth strategy is to improve our products and services through innovation, to obtain technologically advanced products through internal research and development and/or acquisitions, to protect proprietary technology from unauthorized use and to expand the markets for new technology by leveraging our worldwide infrastructure. The key to our success will be our ability to commercialize the technology that we have acquired and demonstrate the enhanced value our technology brings to our customers' operations. Our major technological advances include, but are not limited to, those related to controlled pressure drilling and testing systems, expandable solid tubulars, expandable sand screens and intelligent well completion. Our forward-looking statements have assumed successful commercialization of, and above-average growth from, these new products and services, as well as legal protection of our intellectual property rights.

- *Nonrealization of expected benefits from our redomestication could affect our projected results.* We operate through our various subsidiaries in numerous countries throughout the world including the United States. During the first quarter of 2009, we completed a transaction in which our former parent Bermuda company became a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock corporation, and holders of common shares of the Bermuda company received one registered share of the Swiss company in exchange for each common share that they held. Consequently, we are or may become subject to changes in tax laws, treaties or regulations or the interpretation or enforcement thereof in the U.S., Bermuda, Switzerland or any other jurisdictions in which we or any of our subsidiaries operates or is resident. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. If the U.S. Internal Revenue Service or other taxing authorities do not agree with our assessment of the effects of such laws, treaties and regulations, this could have a material adverse effect on us including the imposition of a higher effective tax rate on our worldwide earnings or a reclassification of the tax impact of our significant corporate restructuring transactions. In addition, our realization of expected tax benefits is based upon the assumption that we take successful planning steps and that we maintain and execute adequate processes to support our planning activities. If we fail to do so, we may not achieve the expected benefits.

- *Nonrealization of expected benefits from our acquisitions or business dispositions could affect our projected results.* We expect to gain certain business, financial and strategic advantages as a result of business acquisitions we undertake, including synergies and operating efficiencies. Our forward-looking statements assume that we will successfully integrate our business acquisitions and realize the benefits of those acquisitions. Further, we may from time to time undertake to dispose of businesses or capital assets that are no longer core to our long-term growth strategy and the disposition of which may improve our capital structure. Our forward-looking statements assume that if we decide to dispose of a business or asset we will find a buyer willing to pay a price we deem favorable to Weatherford and that we will successfully dispose of the business or asset. Our inability to complete dispositions timely and at attractive prices may impair our ability to improve our capital structure as rapidly as our forward-looking statements may indicate.

- *The downturn in our industry could affect the carrying value of our goodwill.* As of December 31, 2010, we had approximately $4.2 billion of goodwill. Our estimates of the value of our goodwill could be reduced in the future as a result of various factors, including market factors, some of which are beyond our control. Our forward-looking statements do not assume any future goodwill impairment. Any reduction in the fair value of our businesses may result in an impairment charge and therefore adversely affect our results.

- *Adverse weather conditions in certain regions could adversely affect our operations.* In the summers of 2005 and 2008, the Gulf of Mexico suffered several significant hurricanes. These hurricanes and associated hurricane threats reduced the number of days on which we and our customers could operate, which resulted in lower revenues than we otherwise would have achieved. In parts of 2006, and particularly in the second quarters of 2007 and 2008, climatic conditions in Canada were not as favorable to drilling as we anticipated, which limited our potential results in that region. Similarly, unfavorable weather in Russia, China, Mexico, Australia and in the North Sea, as well as exceedingly cold winters in other areas of the world, could reduce our operations and revenues from this area during the relevant period. Our forward-looking statements assume weather patterns in our primary areas of operations will be conducive to our operations.

- *U.S. Government and internal investigations could affect our results of operations.* We are currently involved in government and internal investigations involving various of our operations. We have begun negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of these investigations, financial or otherwise. The governmental agencies involved in these investigations have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trade sanction laws, the Foreign Corrupt Practices Act and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. These agencies likely will seek to impose penalties of some amount against us for past conduct, but the ultimate amount of any penalties we may pay currently cannot be reasonably estimated. Under trade sanction laws, the U.S. Department of Justice may also seek to impose modifications to business practices, including immediate cessation of all business activities in specific countries or other limitations that decrease our business, and modifications to compliance programs, which may increase compliance costs. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations. To date, we have incurred $49 million for costs in connection with our exit from certain sanctioned countries and incurred $113 million for legal and professional fees in connection with complying with and conducting these on-going investigations. This amount excludes the costs we have incurred to augment and improve our compliance function. We may have additional charges related to these matters in future periods, which costs may include labor claims, contractual claims, penalties assessed by customers, and costs, fines, taxes and penalties assessed by the local governments, but we cannot quantify those charges or be certain of the timing of them.

- *Failure in the future to ensure ongoing compliance with certain laws could affect our results of operations.* In 2009, we substantially augmented our compliance infrastructure with increased staff and more rigorous policies, procedures and training of our employees regarding compliance with applicable anti-corruption laws, trade sanctions laws and import/export laws. As part of this effort, we now undertake audits of our compliance performance in various countries. Our forward-looking statements assume that our compliance efforts will be successful and that we will comply with our internal policies and applicable laws regarding these issues. Our failure to do so could result in additional enforcement action in the future, the results of which could be material and adverse to us.

- *Political disturbances, war, or terrorist attacks and changes in global trade policies could adversely impact our operations.* We operate in over 100 countries, and as such are at risk of various types of political activities, including acts of insurrections, war, terrorism, nationalization of assets and changes in trade policies. We have assumed there will be no material political disturbances or terrorist attacks and there will be no material changes in global trade policies that affect our business. In early 2011, our operations in Tunisia, Egypt, and Libya were disrupted by political revolutions and uprisings in these countries. Political disturbances in these countries and elsewhere in the Middle East and North Africa regions, including to a lesser extent Yemen and Bahrain, are ongoing as of the end of February, 2011, and our operations in Libya have not resumed. During 2010, these five countries accounted for approximately 3% of our global revenue. We have taken steps to secure our personnel and assets in affected areas and to resume or continue operations where it is safe for us to do so, and our forward-looking statements assume we will do so successfully. In Libya, we have evacuated all of our non-Libyan employees and their families. At December 31, 2010, we had in Libya inventory, property, plant and equipment (net) with a carrying value of approximately $141 million, as well as cash, accounts receivable and prepaid expenses of approximately $76 million. In cases where we must evacuate personnel, it may be difficult, if not impossible, for us to safeguard and recover our operating assets, and our ability to do so will depend on the local turn of events. In these areas we also may not be able to perform the work we are contracted to perform, which could lead to forfeiture of performance bonds. We currently have outstanding approximately $19 million of performance bonds related to contracts in Libya. Our forward-looking statements assume that we will not incur a substantial loss with respect to our assets or under performance bonds located in or related to affected areas. We have assumed that cessation of business activities in parts of the Middle East and North Africa regions due to political turmoil will be short-lived, that the negative impact on our business will not be material, and that the region will not experience further disruptive political revolution in the near term. However, if political violence were to curtail our activities in other countries in the region from which we derive greater business, such as Saudi Arabia, Iraq and Algeria, and particularly if political activities were to result in prolonged violence or civil war, we may fail to achieve the results reflected in our forward-looking statements.

- *The material weakness in accounting for income taxes could have a further adverse effect on our share price.* If we are unable to effectively remediate this material weakness in a timely manner, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a further adverse effect on our share price and could subject us to additional potentially costly shareholder litigation or government inquiries. Our forward-looking statements assume we will be able to remediate the material weakness in a timely manner and will maintain an effective internal control environment in the future.
- *Recent turmoil in the credit markets may reduce our access to capital or reduce the availability of financial risk-mitigation tools.* The worldwide credit markets experienced turmoil and uncertainty from mid-2008 through most of 2009, and certain markets remained challenging in parts of 2010. Our forward-looking statements assume that the financial institutions that have committed to extend us credit will honor their commitments under our credit facilities. If one or more of those institutions becomes unwilling or unable to honor its commitments, our access to liquidity could be impaired and our cost of capital to fund growth could increase. We use interest-rate and foreign-exchange swap transactions with financial institutions to mitigate certain interest-rate and foreign-exchange risks associated with our capital structure and our business. Our forward-looking statements assume that those tools will continue to be available to us at prices we deem reasonable. However, the failure of any counter party to honor a swap agreement could reduce the availability of these financial risk-mitigation tools or could result in the loss of expected financial benefits.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended. For additional information regarding risks and uncertainties, see our other filings with the SEC. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 are made available free of charge on our internet web site www.weatherford.com as soon as reasonably practicable after we have electronically filed the material with, or furnished it to, the SEC.

Item 1A. *Risk Factors*

An investment in our common shares involves various risks. When considering an investment in our company, you should consider carefully all of the risk factors described below, the matters discussed on the foregoing pages under "Business-Forward-Looking Statements," as well as other information included and incorporated by reference in this report.

Physical dangers are inherent in our operations and may expose us to significant potential losses. Personnel and property may be harmed during the process of drilling for oil and natural gas.

Drilling for and producing hydrocarbons, and the associated products and services that we provide, include inherent dangers that may lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Many of these events are outside our control. Typically, we provide products and services at a well site where our personnel and equipment are located together with personnel and equipment of our customer and third parties, such as other service providers. At many sites, we depend on other companies and personnel to conduct drilling operations in accordance with appropriate safety standards. From time to time, personnel are injured or equipment or property is damaged or destroyed as a result of industrial accidents, failed equipment, faulty products or services, failure of safety measures, uncontained formation pressures, or other dangers inherent in drilling for oil and natural gas. Any of these events can be the result of human error. With increasing frequency, our products and services are deployed on more challenging prospects both onshore and offshore, where the occurrence of the types of events mentioned above can have an even more catastrophic impact on people, equipment and the environment. Such events may expose us to significant potential losses.

We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.

As is customary in our industry, our contracts typically provide that our customers indemnify us for claims arising from the injury or death of their employees, the loss or damage of their equipment, damage to the reservoir and pollution emanating from the customer's equipment or from the reservoir (including uncontained oil flow from a reservoir). Conversely, we typically indemnify our customers for claims arising from the injury or death of our employees, the loss or damage of our equipment, or pollution emanating from our equipment. Our contracts typically provide that our customer will indemnify us for claims arising from catastrophic events, such as a well blowout, fire or explosion.

Our indemnification arrangements may not protect us in every case. For example, from time to time we may enter into contracts with less favorable indemnities or perform work without a contract that protects us; our indemnity arrangements may be held unenforceable in some courts and jurisdictions; or we may be subject to other claims brought by third parties or government agencies. Furthermore, the parties from which we seek indemnity may not be solvent, may become bankrupt, may lack resources or insurance to honor their indemnities, or may not otherwise be able to satisfy their indemnity obligations to us. The lack of enforceable indemnification could expose us to significant potential losses.

Further, our assets are not insured against loss from political violence such as war, terrorism or civil commotion. If any of our assets are damaged or destroyed as a result of an uninsured cause, we would recognize a loss of those assets.

Our business may be exposed to uninsured claims, and litigation might result in significant potential losses.

In the ordinary course of business, we become the subject of various claims and litigation. For example, we have been named in a number of lawsuits because, along with other oilfield service companies, we provided products and services on the Deepwater Horizon in the Gulf of Mexico. We maintain liability insurance, which includes insurance against damage to people, equipment and the environment, up to maximum limits of $600 million, and subject to self-insured retentions and deductibles of $2 million, per occurrence.

Our insurance policies are subject to exclusions, limitations, and other conditions and may not apply in all cases, for example where willful wrongdoing on our part is alleged. It is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts we currently have reserved or anticipate incurring, and in some cases those potential losses could be material.

Our insurance may not be sufficient to cover any particular loss, or our insurance may not cover all losses. For example, although we maintain product liability insurance, this type of insurance is limited in coverage and it is possible an adverse claim could arise in excess of our coverage. Finally, insurance rates have in the past been subject to wide fluctuation. In response to the recent catastrophic accident in the Gulf of Mexico, insurance rates are volatile and increasing, and some forms of insurance may become entirely unavailable in the future or unavailable on terms that we or our customers believe are economically acceptable. Reductions in coverage, changes in the insurance markets and accidents affecting our industry may result in further increases in our cost and higher deductibles and retentions in future years and may also result in reduced activity levels in certain markets. Any of these events would have an adverse impact on our financial performance.

Our operations are subject to environmental and other laws and regulations that may expose us to significant liabilities and could reduce our business opportunities and revenues.

We are subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. An environmental claim could arise with respect to one or more of our current businesses, products or services, or a business or property that one of our predecessors owned or used, and such claims could involve material expenditures. Generally, environmental laws have in recent years become more stringent and have sought to impose greater liability on a larger number of potentially responsible parties. The scope of regulation of our industry and our products and services may increase further following recent events in the Gulf of Mexico, including possible increases in liabilities or funding requirements imposed by governmental agencies. In early 2010, a moratorium was issued on new deepwater projects in the Gulf of Mexico. Although that moratorium was recently lifted, we cannot anticipate when and to what extent drilling activity in the deepwater Gulf will resume. We also cannot ensure that our future business in the deepwater Gulf, if any, will be profitable in light of new regulations that may be promulgated and in light of the current risk environment and insurance markets. Further, additional regulations on deepwater drilling elsewhere in the world could be imposed as a result of the Deepwater

Horizon incident, and those regulations could limit our business where they are imposed. In addition, members of the U.S. Congress and the U.S. Environmental Protection Agency are reviewing more stringent regulation of hydraulic fracturing, a technology which is used in one of our business segments, and regulators are investigating whether any chemicals used in the fracturing process might adversely affect groundwater. A significant portion of North American service activity today is directed at prospects that require hydraulic fracturing in order to produce hydrocarbons. Additional regulation could increase the costs of conducting our business and could materially reduce our business opportunities and revenues if our customers decrease their levels of activity in response to such regulation.

We have significant operations that would be adversely impacted in the event of war, political disruption, civil disturbance, economic and legal sanctions or changes in global trade policies.

Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, Africa, Latin America, the Asia Pacific region and the FSU, that are subject to risks of war, political disruption, civil disturbance, economic and legal sanctions (such as restrictions against countries that the U.S. government may deem to sponsor terrorism) and changes in global trade policies. Our operations may be restricted or prohibited in any country in which the foregoing risks occur.

In particular, the occurrence of any of these risks could result in the following events, which in turn, could materially and adversely impact our results of operations:

- disruption of oil and natural gas exploration and production activities;
- restriction of the movement and exchange of funds;
- our inability to collect receivables;
- loss of assets in affected jurisdictions
- enactment of additional or stricter U.S. government or international sanctions; and
- limitation of our access to markets for periods of time.

In early 2011, our operations in Tunisia, Egypt and Libya have been disrupted by the political revolutions and uprisings in these countries. Political disturbances in these countries and elsewhere in the Middle East and North Africa regions, including to a lesser extent Yemen and Bahrain, are ongoing as of the end of February, 2011, and our operations in Libya have not resumed. During 2010, these five countries accounted for approximately 3% of our global revenue. In Libya, we have evacuated all of our non-Libyan employees and their families.

At December 31, 2010, we had in Libya inventory, property, plant and equipment (net) with a carrying value of approximately $141 million, as well as cash, accounts receivable and prepaid expenses of approximately $76 million. In cases where we must evacuate personnel, it may be difficult, if not impossible, for us to safeguard and recover our operating assets, and our ability to do so will depend on the local turn of events. In these areas we also may not be able to perform the work we are contracted to perform, which could lead to forfeiture of performance bonds. We currently have outstanding approximately $19 million of performance bonds related to contracts in Libya. We could suffer material losses with respect to these assets.

If political violence were to curtail our activities in other countries in the region from which we derive greater business, such as Saudi Arabia, Iraq and Algeria, and particularly if political activities were to result in prolonged violence or civil war, these political activities could have a material adverse effect on our business in the region.

We are involved in several governmental and internal investigations, which are costly to conduct, have resulted in a loss of revenue and may result in substantial financial penalties.

We are currently involved in government and internal investigations involving various areas of our operations.

Until 2003, we participated in the United Nations oil-for-food program governing sales of goods and services into Iraq. The U.S. Department of Justice ("DOJ") and the SEC have undertaken investigations of our participation in the oil-for-food program and have subpoenaed certain documents in connection with these investigations. We have cooperated fully with these investigations. We have retained legal counsel, reporting to our audit committee, to investigate this matter. We have begun negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The U.S. Department of Commerce, Bureau of Industry & Security, Office of Foreign Assets Control ("OFAC"), DOJ and SEC have undertaken investigations of allegations of improper sales of products and services by the Company and its subsidiaries in certain sanctioned countries. We have cooperated fully with this investigation. We have retained legal counsel, reporting to our audit committee, to investigate these matters and to cooperate fully with these agencies. We have begun negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigation, financial or otherwise.

In light of this investigation and of U.S. and foreign policy environment and the inherent uncertainties surrounding these countries, we decided in September 2007 to direct our foreign subsidiaries to discontinue doing business in countries that are subject to comprehensive U.S. economic and trade sanctions, specifically Cuba, Iran, and Sudan, as well as Syria. Effective September 2007, we ceased entering into any new contracts in these countries and began an orderly discontinuation and winding down of our existing business in these sanctioned countries. Effective March 31, 2008, we substantially completed our winding down of business in these countries. We can complete the withdrawal process only pursuant to licenses issued by OFAC. Our remaining activities in Iran, Sudan and Syria include ongoing withdrawal activities such as attempts to collect accounts receivable, attempts to settle tax liabilities or legal claims and attempts to recover or liquidate assets, including equipment and funds. Certain of our subsidiaries continue to conduct business in countries such as Myanmar that are subject to more limited U.S. trading sanctions.

The DOJ and SEC are investigating our compliance with the Foreign Corrupt Practices Act ("FCPA") and other laws worldwide. We have retained legal counsel, reporting to our audit committee, to investigate these matters and to cooperate fully with the DOJ and SEC. As part of our investigations, we have uncovered potential violations of U.S. law in connection with activities in West Africa. We have begun negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The DOJ, SEC and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trade sanctions laws, the FCPA and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. These agencies are seeking to impose penalties against us for past conduct, but the ultimate amount of any penalties we may pay currently cannot be reasonably estimated. Under trade sanctions laws, the DOJ may also seek to impose modifications to business practices, including immediate cessation of all business activities in specific countries or other limitations that decrease our business, and modifications to compliance programs, which may increase compliance costs. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations. In addition, our historical activities in sanctioned countries, such as Sudan and Iran, could result in certain investors, such as government sponsored pension funds, divesting or not investing in our registered shares. Based on available information, we cannot predict what, if any, actions the DOJ, SEC or other authorities will take in our situation or the effect any such actions will have on our consolidated financial position or results of operations. To the extent we violated trade sanctions laws, the FCPA, or other laws or regulations, fines and other penalties may be imposed. Because these matters are now pending before the indicated agencies, there can be no assurance that actual fines or penalties, if any, will not have a material adverse effect on our business, financial condition, liquidity or results of operations.

To date, we have incurred $49 million for costs in connection with our exit from sanctioned countries and incurred $113 million for legal and professional fees in connection with complying with and conducting these on-going investigations.

Our significant operations in foreign countries expose us to currency fluctuation risks or devaluation.

A portion of our net assets are located outside the U.S. and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments, which are reflected as accumulated other comprehensive income in the shareholders' equity section in our Consolidated Balance Sheets. We recognize remeasurement and transactional gains and losses on currencies in our Consolidated Statements of Income, which may adversely impact our results of operations. We enter into foreign currency forward contracts and other derivative instruments as an effort to reduce our exposure to currency fluctuations; however, there can be no assurance that these hedging activities will be effective in reducing or eliminating foreign currency risks.

In certain foreign countries, a component of our cost structure is denominated in a different currency than our revenues. In those cases, currency fluctuations could adversely impact our operating margins.

In January 2010, the Venezuelan government announced its intention to devalue its currency and move to a two tier exchange structure. The official exchange moved from 2.15 to 2.60 for essential goods and 4.30 for non-essential goods and services. In connection with this devaluation, we incurred a charge of $64 million for the remeasurement of our net monetary assets denominated in Venezuelan bolivars at the date of the devaluation, which was not tax deductible. We also recorded a $24 million tax benefit for local Venezuelan income tax purposes related to our net U.S. dollar-denominated monetary liability position in the country. We currently utilize the 4.30 Venezuelan bolivar to U.S. dollar exchange rate. At December 31, 2010, we had a net monetary asset position denominated in Venezuelan bolivars of approximately $56 million comprised primarily of cash and accounts receivable. We are continuing to explore opportunities to reduce this exposure but should another devaluation occur in the future, we may be required to take further charges related to the remeasurement of our net monetary asset position. For example, if the Venezuela bolivar devalued by an additional 10% in the future, we would record a devaluation charge of approximately $6 million. Effective January 1, 2011, the Venezuelan government again modified the fixed rate of exchange, eliminating the two tier structure and establishing 4.30 as the official exchange rate for all goods and services. This modification will not have a material impact to our financial position or results of operations.

As a result of discussions with a customer and the economic environment in Venezuela, we reviewed how the dual exchange rate might affect amounts we receive for our U.S. dollar-denominated receivables in Venezuela. We believe our contracts are legally enforceable and our customers continue to accept our invoices. However, based on the current political and economic environment in Venezuela, we believe a loss is probable. Accordingly, we recorded a reserve of $32 million against this exposure in the fourth quarter of 2010.

Customer credit risks could result in losses.

The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Those countries that rely heavily upon income from hydrocarbon exports will be hit particularly hard given the drop in oil prices. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

Any capital financing that may be necessary to fund growth may not be available to us at economic rates.

Turmoil in the credit markets and the potential impact on liquidity of major financial institutions may have an adverse effect on our ability to fund growth opportunities through borrowings, under either existing or newly created instruments in the public or private markets on terms we believe to be reasonable.

A terrorist attack could have a material and adverse effect on our business.

We operate in many dangerous countries, such as Iraq, in which acts of terrorism or political violence are a substantial and frequent risk. Such acts could result in kidnappings or the loss of life of our employees or contractors, a loss of equipment, which may or may not be insurable in all cases, or a cessation of business in an affected area. We cannot be certain that our security efforts will in all cases be sufficient to deter or prevent acts of political violence or terrorist strikes against us or our customers' operations.

We have identified a material weakness in accounting for income taxes in our internal control over financial reporting, which, if not remedied effectively, could have a further adverse effect on our share price.

Management, through documentation, testing and assessment of our internal control over financial reporting pursuant to the rules promulgated by the SEC under Section 404 of the Sarbanes-Oxley Act of 2002 and Item 308 of Regulation S-K, has concluded that our internal control over financial reporting had a material weakness in accounting for income taxes as of December 31, 2010. See Item 9A — Controls and Procedures. If we are unable to effectively remediate this material weakness in a timely manner, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a further adverse effect on our share price.

In future periods, if the process required by Section 404 of the Sarbanes-Oxley Act reveals further material weaknesses or significant deficiencies, the correction of any such material weakness or significant deficiency could require additional remedial measures including additional personnel which could be costly and time-consuming. If a material weakness exists as of a future period year-end (including a material weakness identified prior to year-end for which there is an insufficient period of time to evaluate and confirm the effectiveness of the corrections or related new procedures), our management will be unable to report favorably as of such future period year-end to the effectiveness of our control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective in any future period, or if we continue to experience material weaknesses in our internal control over financial reporting for accounting for income taxes, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a further adverse effect on our share price and potentially subject us to additional and potentially costly litigation and governmental inquiries/investigations. In March 2011, shareholders filed suit relating to the matters described above. In addition, the SEC is investigating the circumstances surrounding the material weakness and related restatement of historical financial statements. We are cooperating with the investigation.

Changes in tax laws could adversely impact our results.

On June 26, 2002, the shareholders and Board of Directors of Weatherford International, Inc. ("Weatherford Delaware") approved our corporate reorganization, and Weatherford International Ltd. ("Weatherford Bermuda"), a newly formed Bermuda company, became the parent holding company of Weatherford International, Inc. During the first quarter of 2009, we completed a transaction in which Weatherford Bermuda became a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock company ("Weatherford Switzerland"), and holders of our common shares received one registered share of Weatherford Switzerland for each common share of Weatherford Bermuda that they held. We refer to this transaction as the "redomestication." The realization of the tax benefit of this reorganization could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing jurisdictions. The inability to realize this benefit could have a material impact on our financial statements.

The anticipated benefits of moving our principal executive offices to Switzerland may not be realized, and difficulties in connection with moving our principal executive offices could have an adverse effect on us.

In connection with the redomestication, we relocated our principal executive offices from Houston, Texas to Geneva, Switzerland. Most of our executive officers, including our Chief Executive Officer, and other key decision makers have relocated or will relocate to Switzerland. We may face significant challenges in relocating our other employees, including corporate support staff, are located. Employees may be uncertain about their future roles within our organization as a result of the redomestication. Management may also be required to devote substantial time to the redomestication and related matters, which could otherwise be devoted to focusing on ongoing business operations and other initiatives and opportunities. In addition, we may not realize the benefits we anticipate from the redomestication, including the benefit of moving to a location that is more centrally located within our area of worldwide operations. Any such difficulties could have an adverse effect on our business, results of operations or financial condition.

The rights of our shareholders are governed by Swiss law and documents following the redomestication.

Following the redomestication, the rights of our shareholders are governed by Swiss law and Weatherford Switzerland's articles of association and organizational regulations. The rights of shareholders under Swiss law differ from the rights of shareholders of companies incorporated in other jurisdictions. For example, directors of Weatherford Switzerland may be removed by shareholders with or without cause, but such removal requires the vote of shareholders holding at least 66⅔% of the voting rights and the absolute majority of the par value of the registered shares represented at the meeting as well as a quorum of at least two-thirds of the registered shares recorded in the share register.

We hold shareholder meetings in Switzerland, and our required quorum for those meetings is lower.

We hold shareholders meetings in Switzerland, which may make attendance in person more difficult for some investors. For shareholders meetings for Weatherford-Switzerland for the transaction of any business other than removal of a director or certain other specified resolutions, a quorum comprises at least one-third of the registered shares recorded in the share register and entitled to vote (and at least two-thirds of the registered shares recorded in the share register and entitled to vote for the removal of directors and certain other specified resolutions).

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Our operations are conducted in approximately 100 countries and we have manufacturing facilities and sales, service and distribution locations throughout the world. The following table describes our material facilities as of December 31, 2010:

Location	Owned/ Leased	Principal Services and Products Offered or Manufactured
North America:		
Houma, Louisiana	Owned	Cementing products
Houston, Texas	Owned	Sand screens
Huntsville, Texas	Owned	Liner systems and solid expandables
New Brighton, Minnesota	Owned	Water well and industrial screens
Nisku, Alberta, Canada	Owned	Reciprocating rod lift
Nisku, Alberta, Canada	Owned	Drilling equipment, fishing, wireline, controlled pressure drilling and testing services
Schriever, Louisiana	Owned	Cementation manufacturing. plant and well construction services
Latin America:		
Ciudad Del Carmen, Campeche, Mexico	Leased	Wireline
Europe/West Africa/FSU:		
Aberdeen, Scotland	Leased	Expandable slotted tubulars
Langenhagen, Germany	Leased	Manufacturing
Lukhovitsy, Russia	Owned	Pipeline and specialty services
Nizhnevartovsk, Russia	Owned	Drilling, sidetracking, wireline, fishing, well workover and tool rental
Stavanger, Norway	Leased	Casing exit, cementation equipment & systems, directional drilling and fishing
Middle East/North Africa/Asia:		
Abu Dhabi, UAE	Leased	Manufacturing
Awjila, Libya	Leased	Warehouse and service
Dongyin, China	Leased	Progressing cavity pumping
Hassi Messaoud, Algeria	Leased	Fishing, liner hangers, controlled pressure drilling and testing services
Shifang, China	Owned	Pump jacks and wellhead
Corporate:		
Geneva, Switzerland	Leased	Headquarters
Houston, Texas	Leased	Corporate offices

Item 3. *Legal Proceedings*

In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses, and we are subject to various self-retention limits and deductibles with respect to our insurance.

Please see the following:

- "Item 1. Business — Other Business Data — Federal Regulation and Environmental Matters," which is incorporated by reference into this item.
- "Item 1A. Risk Factors — We are involved in several governmental and internal investigations, which are costly to conduct, have resulted in a loss of revenue and may result in substantial financial penalties," which is incorporated by reference into this item.

- "Item 8. Financial Statements and Supplementary Data— Notes to Consolidated Financial Statements — Note 18. Disputes, Litigation and Contingencies".

Although we are subject to various ongoing items of litigation, we do not believe it is probable that any of the items of litigation to which we are currently subject will result in any material uninsured losses to us. It is possible, however, an unexpected judgment could be rendered against us in the cases in which we are involved that could be uninsured and beyond the amounts we currently have reserved and in some cases those losses could be material.

Item 4. ***(Removed and Reserved)***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Our shares are traded under the symbol "WFT" on the New York Stock Exchange ("NYSE"), the Euronext-Paris exchange and as of November 17, 2010, the SIX Swiss Stock Exchange. As of March 2, 2011, there were 2,803 shareholders of record. Additionally, there were 55 stockholders of Weatherford International, Inc. as of the same date who had not yet exchanged their shares. The following table sets forth, for the periods indicated, the range of high and low sales prices per share for our stock as reported on the NYSE.

	Price	
	High	**Low**
Year ending December 31, 2010		
First Quarter	$20.88	$14.63
Second Quarter	18.80	12.34
Third Quarter	17.60	12.68
Fourth Quarter	22.98	16.70
Year ending December 31, 2009		
First Quarter	$14.47	$ 9.08
Second Quarter	23.75	10.50
Third Quarter	23.00	17.22
Fourth Quarter	20.92	15.43

On March 2, 2011, the closing sales price of our shares as reported by the New York Stock Exchange was $21.14 per share. We have not declared or paid cash dividends on our shares since 1984.

Under our restricted share plan, employees may elect to have us withhold shares to satisfy minimum statutory federal, state and local tax withholding obligations arising on the vesting of restricted stock awards and exercise of options. When we withhold these shares, we are required to remit to the appropriate taxing authorities the market price of the shares withheld, which could be deemed a purchase of shares by us on the date of withholding. During the quarter ended December 31, 2010, we withheld shares to satisfy these tax withholding obligations as follows:

Period	**No. of Shares**	**Average Price**
October 1-October 31, 2010	39,763	$17.38
November 1-November 30, 2010	8,951	19.01
December 1-December 31, 2010	170,573	20.94

Information concerning securities authorized for issuance under equity compensation plans is set forth in Part III of this report under "Item 12(d). Security Authorized for Issuance Under Equity Compensation Plans," which is incorporated by reference into this Item.

Performance Graph

This graph compares the yearly cumulative return on our shares with the cumulative return on the Dow Jones U.S. Oil Equipment & Services Index and the Dow Jones U.S. Index for the last five years. The graph assumes the value of the investment in our shares and each index was $100 on December 31, 2005. The stockholder return set forth below is not necessarily indicative of future performance. The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Weatherford specifically incorporates it by reference into such filing.



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Item 6. *Selected Financial Data*

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data," both contained in this report. The following information may not be indicative of our future operating results. Results for 2009, 2008 and 2007 have been restated in the following table. See "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2. Restatement of Consolidated Financial Statements."

	Year Ended December 31,				
	2010	2009 (Restated)	2008 (Restated)	2007 (Restated)	2006
	(In thousands, except per share amount)				
Statements of Operations Data:					
Revenues	$10,220,797	$ 8,833,005	$ 9,600,564	$ 7,832,062	$ 6,578,928
Operating Income	781,453	687,864	1,955,168	1,643,912	1,354,687
Income (Loss) From Continuing Operations Attributable to Weatherford	(107,925)	170,141	1,259,424	961,926	906,106
Basic Earnings (Loss) Per Share From Continuing Operations Attributable To Weatherford	(0.15)	0.24	1.84	1.42	1.31
Diluted Earnings (Loss) Per Share From Continuing Operations Attributable To Weatherford	(0.15)	0.24	1.80	1.38	1.28
Balance Sheet Data:					
Total Assets	$19,131,654	$18,696,690	$16,470,187	$13,208,909	$10,139,248
Long-term Debt	6,529,998	5,847,258	4,564,255	3,066,335	1,564,600
Shareholders' Equity	9,464,847	9,438,373	8,128,593	7,309,997	6,197,837
Cash Dividends Per Share	—	—	—	—	—

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") begins with an executive overview which provides a general description of our company today, a synopsis of industry market trends, insight into management's perspective of the opportunities and challenges we face and our outlook for 2011. Next, we analyze the results of our operations for the last three years, including the trends in our business. Then we review our cash flows and liquidity, capital resources and contractual commitments. We conclude with an overview of our critical accounting judgments and estimates and a summary of recently issued accounting pronouncements.

The "Company," "we," "us" and "our" refer to Weatherford International Ltd., a Swiss joint-stock corporation, or, prior to February 26, 2009, to Weatherford International Ltd., a Bermuda exempted company, which, as of that date, became a direct, wholly owned subsidiary of Weatherford International Ltd., a Swiss joint-stock corporation, in either case on a consolidated basis.

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included in "Item 8. Financial Statements and Supplementary Data." Our discussion includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions we consider reasonable. For information about these assumptions, you should refer to the section entitled "Item 1. Business — Forward-Looking Statements."

Overview

General

We provide equipment and services used for drilling, completion and production of oil and natural gas wells throughout the world. We conduct operations in approximately 100 countries and have service and sales locations in nearly all of the oil and natural gas producing regions in the world. Our product offerings can be grouped into ten service lines: 1) drilling services; 2) artificial lift systems; 3) well construction; 4) completion systems; 5) integrated drilling; 6) drilling tools; 7) re-entry and fishing; 8) stimulation and chemicals services; 9) wireline and evaluation services; and 10) pipeline and specialty services.

Our operational performance is segmented and reviewed on a geographic basis and we report the following regions as separate, distinct reporting segments (1) North America, (2) Latin America, (3) Europe/West Africa/FSU and (4) Middle East/North Africa/Asia.

In July 2009, we acquired the Oilfield Services Division ("OFS") of TNK-BP for 24.3 million shares valued at approximately $450 million plus contingent and other consideration. During 2010, we settled the working capital and contingent consideration payment provisions for $44 million and $47 million, respectively. Through this transaction, we acquired drilling, well workover and cementing services operations in West Siberia, East Siberia and the Volga-Urals region.

Industry Trends

Changes in the current price and expected future prices of oil and natural gas influence the level of energy industry spending. Changes in expenditures result in an increased or decreased demand for our products and services. Rig count is an indicator of the level of spending for the exploration for and production of oil and natural gas reserves. The following chart sets forth certain statistics that reflect historical market conditions:

	WTI Oil(1)	Henry Hub Gas(2)	North American Rig Count(3)	International Rig Count(3)
2010	$91.38	$4.41	2,108	1,118
2009	79.36	5.57	1,485	1,113
2008	44.60	5.62	2,143	1,175

(1) Price per barrel as of December 31 — *Source:* Thomson Reuters

(2) Price per MM/BTU as of December 31 — *Source:* Thomson Reuters

(3) Average rig count for December — *Source:* Baker Hughes Rig Count and other third-party data

Oil prices increased during 2010, ranging from a low of $68.01 per barrel in May to a high of $91.51 per barrel late in December. Natural gas prices decreased during 2010, ranging from a high of $6.01 MM/BTU in early January to a low of $3.65 MM/BTU late in August. Factors influencing oil and natural gas prices during the period include hydrocarbon inventory levels, realized and expected economic growth, realized and expected levels of hydrocarbon demand, levels of spare production capacity within the Organization of Petroleum Exporting Countries ("OPEC"), weather and geopolitical uncertainty.

Opportunities and Challenges

The nature of our industry offers many opportunities and challenges. The cyclicality of the energy industry impacts the demand for our products and services. Certain of our products and services, such as our drilling and evaluation services, well installation services and well completion services, depend on the level of exploration and development activity and the completion phase of the well life cycle. Other products and services, such as our production optimization and artificial lift systems, are dependent on production activity. We have created a long-term strategy aimed at growing our businesses, servicing our customers, and most importantly, creating value for our shareholders. The success of our long-term strategy will be determined by our ability to manage effectively any industry cyclicality, respond to industry demands and successfully maximize the benefits from our acquisitions.

Outlook

We believe the long-term outlook for our businesses is favorable. As decline rates accelerate and reservoir productivity complexities increase, our clients will face growing challenges securing desired rates of production growth. These challenges increase our customers' requirements for technologies that improve productivity and efficiency and increase demand for our products and services. These phenomena provide us with a positive outlook over the longer term.

We noted a substantial increase in activity in North America during 2010 as compared to 2009. For 2011, we expect land activity in the U.S. will flatten out and we do not expect the market to provide significant volume gains. We anticipate that further strengthening in oil and shale activity in North America will offset a reduction in conventional gas segments.

Our assessment of the international market for 2011 is positive. The Eastern Hemisphere is beginning its recovery process which has been led by Russia, both in volume and price. We also have contractual commitments in hand and have initiated start-ups in Algeria, Bangladesh, Iraq, Kuwait, Libya, Oman and Turkmenistan. Our expectation is that the current political upheaval in the Middle East and North Africa will be resolved quickly, that the interruption of our business will be brief and that we will not incur a substantial loss with respect to our assets located in, or related to, these countries. However, we expect operating results will be negatively impacted in the near-term. Overall our prognosis for Latin America for 2011 is positive. Brazil, Colombia, Argentina and Peru should have robust growth in 2011, with Brazil and Colombia experiencing the strongest growth. In Mexico, we expect activity to gradually improve from the trough levels witnessed during 2010.

The level of improvement in our businesses in 2011 will continue to depend heavily on volume increases and our ability to further penetrate existing markets with our younger technologies as well as to successfully introduce these technologies to new markets. In addition, our ability to grow our business aggressively will rely on our continued demonstration of a high level of operational efficacy for our clients including the efficiency of mobilization related to planned startups. The recruitment, training and retention of personnel will also be a critical factor in growing our businesses. The continued strength of the industry will be highly dependent on many external factors, such as world economic and political conditions, member country quota compliance within OPEC and weather conditions, including the factors described under "— Forward-Looking Statements."

Results of Operations

The following charts contain selected financial data comparing our consolidated and segment results from operations for 2010, 2009 and 2008. Results for 2009 and 2008 have been restated in the following table. See "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2. Restatement of Consolidated Financial Statements."

	Year Ended December 31,		
	2010	2009 (Restated)	2008 (Restated)
	(In thousands, except percentages and per share data)		
Revenues:			
North America	$ 4,166,881	$2,762,264	$4,460,147
Middle East/North Africa/Asia	2,450,503	2,372,798	2,391,520
Europe/West Africa/FSU	1,984,429	1,618,664	1,539,190
Latin America	1,618,984	2,079,279	1,209,707
	10,220,797	8,833,005	9,600,564
Operating Income (Expense):			
North America	695,607	190,877	1,105,924
Middle East/North Africa/Asia	264,647	440,371	563,438
Europe/West Africa/FSU	241,298	224,666	374,888
Latin America	53,843	279,888	279,646
Research and Development	(214,481)	(194,650)	(192,659)
Corporate	(172,918)	(176,995)	(136,212)
Revaluation of Contingent Consideration	12,597	24,273	—
Exit and Restructuring	(99,140)	(100,566)	(39,857)
	781,453	687,864	1,955,168
Interest Expense, Net	(405,785)	(366,748)	(243,679)
Bond Tender Premium	(53,973)	—	—
Devaluation of Venezuelan Bolivar	(63,859)	—	—
Other, Net	(53,247)	(37,633)	(44,956)
Effective Tax Rate	145.5%	30.8%	22.4%
Net Income per Diluted Share	$ (0.15)	$ 0.24	$ 1.80
Depreciation and Amortization	1,047,334	908,897	731,808

Revenues

The following chart contains consolidated revenues by product line for 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
Drilling Services	17%	16%	16%
Artificial Lift Systems	15	14	17
Well Construction	14	15	15
Integrated Drilling	12	14	6
Stimulation & Chemicals	12	8	7
Completion Systems	8	11	10
Drilling Tools	8	8	11
Wireline	6	6	8
Re-entry & Fishing	6	6	7
Pipeline & Specialty Services	2	2	3
Total	100%	100%	100%

Consolidated revenues increased $1,388 million, or 16%, in 2010 as compared to 2009. North American revenue increased $1,405 million, or 51%, in 2010 when compared to the prior year, on a 45% increase in rig count. International revenues were essentially flat compared to 2009. An 11% increase in Eastern Hemisphere revenues was offset by a decline in Latin America. Our stimulation and chemicals, artificial lift and drilling services product lines were strong contributors to the year-over-year increase.

Consolidated revenues decreased $768 million, or 8%, in 2009 as compared to 2008 against a 31% decrease in rig count activity. This decrease in revenue was mainly attributable to the significant declines experienced in North America. International revenues increased $930 million, or 18%, in 2009 as compared to 2008. Our Latin American region was the largest contributor to our year-over-year international revenue growth. This international growth occurred despite an 8% decline in international rig count. From a service line perspective, our integrated drilling service line experienced the strongest growth in 2009.

Operating Income

Consolidated operating income increased $94 million, or 14%, in 2010 as compared to 2009. Our operating segments contributed $120 million of incremental operating income during 2010 as compared to the prior year. This incremental income was partially offset by an increase in research and development expenditures of $20 million over 2009. Research and development expenditures represented a consistent 2% of revenues in both years. The revaluation of contingent consideration associated with the OFS acquisition offset $11 million of the incremental operating income contributed by our operating segments, as we recognized a gain of $13 million in 2010 compared to a gain of $24 million in 2009.

Consolidated operating income decreased $1,267 million, or 65%, in 2009 as compared to 2008. Our operating segments accounted for $1,188 million of this decrease. In addition, exit and restructuring charges during 2009 increased $61 million and corporate expenditures increased $41 million compared to 2008. The increase in corporate expenses was primarily attributable to higher employee compensation costs, professional fees and costs related to acquisitions (which were capitalized in 2008 and expensed in 2009 due to the adoption of new accounting guidance related to business combinations) and settlement of certain legal disputes. In addition, 2009 includes costs associated with business process optimization initiatives. We also augmented our compliance infrastructure with increased staff and more rigorous policies and training of our employees regarding compliance with applicable anti-corruption laws, trade sanction laws and import/export laws. Also, 2009 results include $24 million related to a gain recorded in connection with the revaluation of contingent consideration included as part of the acquisition of OFS.

The $99 million of exit and restructuring costs incurred during 2010 include (i) a $38 million charge related to our Supplemental Executive Retirement Plan ("SERP") which was frozen on March 31, 2010, (ii) $61 million for severance and facility closure costs and (iii) $7 million for legal and professional fees incurred in connection with our on-going investigations. These charges were offset by a $7 million benefit related to the reversal of prior cost accruals for our exit from sanctioned countries.

We incurred exit and restructuring charges during 2009 of $101 million, which was comprised of (i) $45 million for legal and professional fees incurred in connection with our on-going investigations, (ii) $52 million for severance and facility closure costs and (iii) $4 million for unusable assets and cost accruals in certain sanctioned countries.

Exit and restructuring charges during 2008 included (i) $47 million for legal and professional fees incurred in connection with our on-going investigations, (ii) $18 million for severance costs incurred associated with restructuring activities and (iii) $56 million for costs incurred in connection with our withdrawal from sanctioned countries. These charges were partially offset by an $81 million gain recognized in the second quarter of 2008 as a result of selling our 50% interest in a subsidiary we control to Qatar Petroleum for cash consideration of $113 million.

Devaluation of Venezuelan Bolivar

In January 2010, the Venezuelan government announced its intention to devalue its currency and move to a two tier exchange structure. The official exchange moved from 2.15 to 2.60 for essential goods and to 4.30 for non-essential goods and services. In connection with this devaluation, we incurred a charge of $64 million in the first quarter of 2010 for the remeasurement of our net monetary assets denominated in the Venezuelan bolivar at the date of the devaluation. Effective January 1, 2011, the Venezuelan government again modified the fixed rate of exchange, eliminating the two tier structure and establishing 4.30 as the official exchange rate for all goods and services. This modification will not have a material impact to our financial position or results of operations.

Interest Expense, Net

Interest expense, net increased $39 million, or 11% in 2010 compared to 2009. The increase in interest expense was primarily attributable to an overall increase in our long-term debt balance when compared to 2009, as we refinanced lower-rate short-term debt with higher interest bearing long-term debt. In addition, in September 2010 we completed a $1.4 billion long-term debt offering, and in October 2010, we completed a tender offer, repurchasing $700 million of our senior notes due 2012 and 2013. This activity temporarily increased the balance of our borrowings and contributed to the increase in interest expense.

Interest expense, net increased $123 million, or 51% in 2009 compared to 2008. The increase in interest expense was primarily attributable to an overall increase in our long-term debt balance during the period. We issued $1.5 billion in senior notes in March 2008 and an additional $1.25 billion of senior notes in January 2009. This increase was partially offset by lower short-term borrowing rates and balances during the comparable period. The incremental borrowings added were primarily used to fund capital expenditures and to fund acquisitions.

Bond Tender Premium

In September 2010, we commenced a cash tender offer for up to $700 million aggregate principal amount of specified series of our outstanding debt. Pursuant to the tender-offer terms, in September 2010 we repurchased $167 million of our 6.625% senior notes due 2011 and incurred an expense of $11 million for the premium we paid on the repurchase. In October 2010 we completed the tender offer by repurchasing $327 million and $206 million of our 5.95% senior notes due 2012 and 5.15% senior notes due 2013, respectively. We paid a $44 million premium on these bonds tendered and incurred a charge of $43 million in the fourth quarter of 2010.

Other Expense, Net

Other expense, net increased $16 million, or 42% in 2010 compared to 2009. The increase was mostly due to an increase in foreign currency exchange losses incurred as the result of the weakening of foreign currencies against the U.S. dollar. Other expense, net decreased $7 million, or 16% in 2009 compared to 2008. The decrease was primarily due to a decline in foreign currency exchange losses.

Income Taxes

Our effective tax rates were 145.5% in 2010, 30.8% in 2009 and 22.4% in 2008. The increase in our effective tax rate during 2010 was primarily due to tax expense related to the reorganization of our operations in Latin America, minimum tax in Mexico, curtailment expense on our SERP for which no related tax benefit was recorded and changes in our geographic earnings mix, all of which are partially offset by a tax benefit related to the devaluation of the Venezuelan bolivar. The increase in our effective tax rate during 2009 was primarily due to minimum tax in Mexico and changes in our geographic earnings mix.

Segment Results

North America

North American revenues increased $1,405 million, or 51%, in the current year as compared to the prior year and outpaced a 45% increase in average North American rig count over the comparable period. The strong performance in the U.S. land market, an overall increase in North American drilling activity, and price improvements more than offset a weak Gulf of Mexico environment. Revenues from our stimulation and chemicals, artificial lift and drilling services product lines were the strongest contributors to our year-over-year increase in revenue.

Revenues in our North American segment decreased $1,698 million, or 38%, in 2009 as compared to 2008 on a 42% decline in the average rig count in North America over the comparable period. The decrease in revenues was the result of the steep decline in drilling activity both in Canada and the United States and the significant declines in pricing experienced in the first half of 2009.

Operating income increased $505 million, or 264% in 2010 as compared to the prior year. Operating margins were 17% in 2010 compared to 7% in 2009. The increase in operating income and margins is attributable to increased onshore activity in the U.S., the realization of prior cost reduction efforts, a more favorable sales mix and improved pricing.

Operating income decreased $915 million, or 83%, in 2009 compared to 2008. Operating margins were 7% and 25% in 2009 and 2008, respectively. The significant reduction in drilling activity in the region and pricing declines were the primary reasons for the deterioration in margins and operating income.

Middle East/North Africa/Asia

Middle East/North Africa/Asia revenues increased $78 million, or 3%, in 2010 as compared to 2009 with a 7% increase in rig count over the comparable period. Within the region our integrated drilling product line continued as the strongest performer from a service line perspective.

Middle East/North Africa/Asia revenues decreased $19 million, or 1%, in 2009 as compared to 2008 on a 7% decline in rig count over the comparable period. Integrated drilling and drilling services product lines were the strongest performers from a service line perspective.

Operating income decreased $176 million, or 40%, during 2010 compared to the prior year. Operating margins decreased from 19% in 2009 to 11% in 2010. The decline in operating income and margins was primarily the result of higher mobilization costs and operating delays related to operations in certain countries, a full year's impact of lower pricing and a less favorable sales mix.

Operating income decreased $123 million, or 22%, during 2009 compared to the prior year. Operating margins were 19% and 24% in 2009 and 2008, respectively. The deterioration in operating income and margins during 2009 was primarily the result of delays in startups and deliveries as well as pricing declines experienced in the region.

Europe/West Africa/FSU

Revenues in our Europe/West Africa/FSU segment increased $366 million, or 23%, in 2010 compared to the prior year with a 34% rig count increase over the comparable period. The increase in revenue was largely attributable to our acquisition of OFS in July 2009.

Revenues in our Europe/West Africa/FSU segment increased $79 million, or 5%, in 2009 compared to 2008 against a 16% rig count decrease over the comparable period. Our acquisition of OFS in July 2009 was the primary driver of the increase.

Operating income increased $17 million, or 7%, during the current year compared to the prior year. Operating margins were 12% in 2010 and 14% in 2009. The decline in operating margins was primarily due to a $6 million one-time depreciation charge as a result of finalizing third-party asset valuations in connection with the OFS acquisition, higher than usual year-end inventory write-offs, pricing declines and changes in sales mix over the comparable period.

Operating income decreased $150 million, or 40%, during 2009 compared to 2008. Operating margins were 14% in 2009 and 24% in 2008. The decline in operating income and operating margins was primarily due to activity and pricing declines experienced in the region in 2009.

Latin America

Revenues in our Latin American segment decreased $460 million, or 22%, in 2010 as compared to 2009 against an average rig count increase of 8% over the comparable period. The decline in revenue was due to reduced project activity in Mexico, while Brazil and Colombia posted strong operational results partially offsetting the decline in Mexico.

Revenues in our Latin American segment increased $870 million, or 72%, in 2009 as compared to the prior year against an average rig count decrease of 7% over the comparable period. Mexico was the strongest contributor to revenue growth. From a service line perspective, our integrated drilling and stimulation and chemicals service lines experienced the strongest growth in 2009.

Operating income decreased $226 million, or 81% in 2010 over 2009. Operating margins decreased from 14% in the prior year to 3% in the current year. The decline in operating income and operating margins is attributable to the reduced scale of project work in Mexico and the revisions to our profitability estimates on project management contracts in the country. During the quarter ended September 30, 2010, we incurred a $76 million charge for revisions to our profitability estimates on our project management contracts in Mexico, as the client requested a slowdown in drilling activity to near zero while they re-evaluated the pace of drilling and capital expenditures in the current year. As a result, the contracts will take longer to complete than originally estimated. In addition, a $32 million reserve was taken against accounts receivable balances in Venezuela in light of the country's economic prognosis.

Operating income was relatively flat in 2009 as compared to 2008 and operating margins decreased from 23% in 2008 to 14% in 2009. A significant change in product mix, together with unforeseen delays, shifts in customer focus and market declines in Venezuela, Argentina and Colombia negatively impacted margins. In addition, weather issues and a reduction in gas activity in Mexico contributed to the decline in margins.

Discontinued Operation

We finalized the divestiture of our discontinued operation consisting of our oil and gas development and production company during the second quarter of 2008. We recorded a gain of $11 million, net of taxes, in connection with the finalization of the divestiture. For the full year of 2008, we had a loss from our discontinued operation, net of taxes, of $13 million, which included approximately $21 million incurred in connection with the settlement of a legal dispute regarding the business. This loss was partially offset by the gain recognized in the second quarter of 2008.

Equity Investment Acquisition

We acquired a 33% ownership interest in Premier Business Solutions ("PBS") in June 2007 for approximately $330 million. PBS conducts business in Russia and is an electric submersible pump manufacturer. In January 2008, we sold our electrical submersible pumps product line to PBS and received a combination of cash and an additional equity investment in PBS in consideration of the sale. This transaction increased our ownership percentage to 38.5%. In September 2009, we converted a $38 million note plus accrued interest due from PBS for an additional equity investment. Our ownership percentage was unchanged as the other joint venture partner also converted its notes receivable for an additional equity investment.

Liquidity and Capital Resources

Sources of Liquidity

Our sources of available liquidity include cash and cash equivalent balances, cash generated from operations, and committed availabilities under bank lines of credit. We also historically have accessed banks for short-term loans from uncommitted borrowing arrangements and the capital markets with debt, equity and convertible bond offerings and may from time to time dispose of businesses or capital assets that are no longer core to our long-term growth strategy.

Committed Borrowing Facility

Effective October 15, 2010, we entered into a new, unsecured revolving credit agreement (the "Credit Agreement") which replaced our previous agreements scheduled to mature in May 2011. The Credit Agreement can be used for a combination of borrowings, support for our commercial paper program and issuances of letters of credit. At December 31, 2010, the Credit Agreement allowed for aggregate availability of $1.75 billion with an October 2013 maturity date, subject to extension. There were no outstanding borrowings on this facility at December 31, 2010.

Consistent with our prior facilities, the Credit Agreement requires us to maintain a debt-to-capitalization ratio of less than 60% and contains other covenants and representations customary for an investment-grade commercial credit. Our debt-to-capitalization ratio was approximately 42% at December 31, 2010, which is in compliance with these covenants.

The following is a recap of our availability under the Credit Agreement at December 31, 2010 (in millions):

Facility	$1,750
Less uses of facility:	
Amount drawn	—
Commercial paper	—
Letters of credit	64
Availability	$1,686

Commercial Paper

We have a $1.5 billion commercial paper program under which we may from time to time issue short-term, unsecured notes. Our commercial paper issuances are supported by the Credit Agreement.

Accounts Receivable Factoring

We have entered into an accounts receivable factoring program to sell accounts receivable related to Latin America to third party financial institutions. We sold approximately $395 million under this program during 2010. We received cash totaling $363 million and recognized a loss of $10 million on these sales. These transactions qualified for sale accounting under the accounting standards. The remaining amounts due to us will be paid as the third party financial institution collects on the receivables. These deferred amounts are recorded as Other Current Assets in the Condensed Consolidated Balance Sheet. The proceeds received on the initial sale and $16 million for the collection of deferred amounts through December 31, 2010, are included in operating cash flows in our Consolidated Statement of Cash Flows.

Secured Loan Agreement

In June 2010, we entered into a secured loan agreement with a third-party financial institution and received proceeds of $180 million. The note bears interest at a rate of 4.8% and will be repaid in monthly installments over seven years. The loan is secured by assets located in the United States, and is included in long-term debt on our Condensed Consolidated Balance Sheet.

Cash Requirements

During 2011, we anticipate our cash requirements will include interest payments on our outstanding debt, the payment of $183 million of senior notes due in the fourth quarter of 2011, working capital needs and capital expenditures and may include opportunistic business acquisitions. We anticipate funding these requirements with cash generated from operations and, if necessary, with availability under the Credit Agreement or with an issuance of commercial paper.

Capital expenditures during the year ended December 31, 2010 were $977 million. We estimate our capital expenditures for 2011 will be approximately $1.4 billion. We are projecting higher capital expenditures during 2011 to support anticipated near-term growth.

From time to time we acquire businesses or technologies or enter into joint ventures to increase our range of products and services, expand our geographic scope or otherwise enhance our businesses. During the year ended December 31, 2010, we used $146 million in cash for business and technology acquisitions, which includes our payment of $47 million to settle contingent consideration terms and $44 million paid in accordance with the working capital adjustment provisions associated with our 2009 OFS acquisition. Consideration for the 2010 acquisitions also included the issuance of approximately two million shares valued at approximately $28 million. From time to time we also divest of businesses or capital assets when we believe they are no longer core to our long-term growth strategy or when combining those businesses with a joint venture partner presents us with a strategic opportunity. In 2010, we received $197 million in cash from sales of assets and businesses.

Contractual Obligations

The following summarizes our contractual obligations and contingent commitments by period. The obligations we pay in future periods may vary due to certain assumptions including the duration of our obligations and anticipated actions by third parties.

	Payments Due by Period				
	2011	2012 and 2013	2014 and 2015	Thereafter	Total
			(In millions)		
Short-term debt	$ 18	$ —	$ —	$ —	$ 18
Long-term debt(a)	207	862	45	5,578	6,692
Interest on long-term debt	448	837	777	4,326	6,388
Noncancellable operating leases	116	149	79	188	532
Purchase obligations	260	—	—	—	260
	$1,049	$1,848	$901	$10,092	$13,890

(a) Amounts represent the expected cash payments for our total debt and do not include any unamortized discounts or deferred gains on terminated interest rate swap agreements.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2010, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $84 million in unrecognized tax benefits, including interest and penalties, have been excluded from the contractual obligations table above.

We have defined benefit pension plans covering certain of our U.S. and international employees that provide various pension benefits. During 2010, we contributed approximately $8 million towards those plans and paid out benefits directly of approximately $33 million. For 2011, we anticipate funding $8 million through cash flows from operating activities.

Senior Notes and Bond Tender

In September 2010, we completed a $1.4 billion long-term debt offering comprised of (i) $800 million of 5.125% Senior Notes due in 2020 ("5.125% Senior Notes") and (ii) $600 million of 6.75% Senior Notes due in 2040 ("6.75% Senior Notes"). Net proceeds of $1.386 billion were used to fund our bond tender offer that commenced in September 2010 and repay short-term borrowings on our revolving credit facilities.

In September 2010, we commenced a cash tender offer for up to $700 million aggregate principal amount of specified series of our outstanding debt. Pursuant to the tender-offer terms, in September 2010 we repurchased $167 million of our 6.625% senior notes due 2011 and incurred an expense of $11 million for the premium we paid on the repurchase.

In October 2010, we completed the tender offer by repurchasing $327 million and $206 million of our 5.95% senior notes due 2012 and 5.15% senior notes due 2013, respectively. We paid a $44 million premium on these bonds tendered and incurred a charge of $43 million in the fourth quarter of 2010.

In January 2009, we completed a $1.25 billion long-term debt offering comprised of (i) $1 billion of 9.625% Senior Notes due in 2019 ("9.625% Senior Notes") and (ii) $250 million of 9.875% Senior Notes due in 2039 ("9.875% Senior Notes"). Net proceeds of $1.23 billion were used to repay short-term borrowings and for general corporate purposes.

In March 2008, we completed a $1.5 billion long-term debt offering comprised of (i) $500 million of 5.15% Senior Notes due in 2013 ("5.15% Senior Notes"), (ii) $500 million of 6.00% Senior Notes due 2018 ("6.00% Senior Notes") and (iii) $500 million of 7.00% Senior Notes due 2038 ("7.00% Senior Notes"). Net proceeds of $1.47 billion were used to repay short-term borrowings and for general corporate purposes, including capital expenditures and business acquisitions.

Interest Rate Swaps

We use interest rate swaps to help mitigate exposures related to interest rate movements. Amounts paid or received upon termination of the interest rate swaps accounted for as fair value hedges represent the fair value of the agreements at the time of termination and are recorded as an adjustment to the carrying value of the related debt. These amounts are being amortized as a reduction (in the case of gains) or as an increase (in the case of losses) to interest expense over the remaining term of the debt. As of December 31, 2010 and 2009 we had net unamortized gains of $55 million and $68 million, respectively, associated with interest rate swap terminations.

Cash Flow Hedges

In 2008, we entered into interest rate derivative instruments to hedge projected exposures to interest rates in anticipation of a debt offering. Those hedges were terminated at the time of the issuance of the debt and the loss on these hedges is being amortized from Accumulated Other Comprehensive Income to interest expense over the remaining term of the debt. As of December 31, 2010 and 2009, we had net unamortized losses of $13 million associated with our cash flow hedge terminations.

Other Derivative Instruments

As of December 31, 2010 and 2009, we had foreign currency forward and option contracts with notional amounts aggregating $925 million and $1,062 million, respectively, which were entered into to hedge exposure to currency fluctuations in various foreign currencies, including, but not limited to, the British pound sterling, the Canadian dollar, the euro and the Norwegian krone. The total estimated fair value of these contracts and amounts owed associated with closed contracts resulted in a net liability of approximately $14 million and $9 million at

December 31, 2010 and 2009, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

We have cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar. At December 31, 2010 and 2009, we had notional amounts outstanding of $215 million and $263 million, respectively. The total estimated fair value of these contracts at December 31, 2010 and 2009 resulted in a liability of $35 million and $26 million, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

Warrants

At December 31, 2010, we had outstanding warrants to purchase up to 12.9 million of our shares at a price of $15.00 per share. The warrants remain exercisable until February 28, 2012 and are subject to adjustment for changes in our capital structure or the issuance of dividends in cash, securities or property. Upon exercise by the holders, settlement may occur through physical delivery, net share settlement, net cash settlement or a combination of those methods. The net cash settlement option upon exercise is at our sole discretion.

Off Balance Sheet Arrangements

Guarantees

During the first quarter of 2009, we completed a transaction that changed our place of incorporation from Bermuda to Switzerland. A new Swiss corporation named Weatherford International Ltd. was formed and is now the ultimate parent ("Weatherford Switzerland") of the Weatherford group and guarantees the obligations of Weatherford International Ltd. incorporated in Bermuda ("Weatherford Bermuda") and Weatherford International, Inc. incorporated in Delaware ("Weatherford Delaware") noted below.

The following obligations of Weatherford Delaware were guaranteed by Weatherford Bermuda at December 31, 2010 and 2009: (i) the 6.625% Senior Notes, (ii) the 5.95% Senior Notes, (iii) the 6.35% Senior Notes and (iv) the 6.80% Senior Notes.

The following obligations of Weatherford Bermuda were guaranteed by Weatherford Delaware at December 31, 2009: (i) the revolving credit facilities, (ii) the 4.95% Senior Notes, (iii) the 5.50% Senior Notes, (iv) the 6.50% Senior Notes, (v) the 5.15% Senior Notes, (vi) the 6.00% Senior Notes, (vii) the 7.00% Senior Notes, (viii) the 9.625% Senior Notes, (ix) the 9.875% Senior Notes and (x) issuances of notes under the commercial paper program.

In September 2010, Weatherford Bermuda issued $800 million of 5.125% Senior Notes due 2020 and $600 million of 6.75% Senior Notes due 2040, both of which are guaranteed by Weatherford Delaware. As a result of these transactions, the following obligations of Weatherford Bermuda were guaranteed by Weatherford Delaware at December 31, 2010: (i) the revolving credit facility, (ii) the 4.95% Senior Notes, (iii) the 5.50% Senior Notes, (iv) the 6.50% Senior Notes, (v) the 5.15% Senior Notes, (vi) the 6.00% Senior Notes, (vii) the 7.00% Senior Notes, (viii) the 9.625% Senior Notes, (ix) the 9.875% Senior Notes, (x) the 5.125% Senior Notes, (xi) the 6.75% Senior Notes and (xii) issuances of notes under the commercial paper program.

Letters of Credit

We execute letters of credit in the normal course of business. While these obligations are not normally called, these obligations could be called by the beneficiaries at any time before the expiration date should we breach certain contractual or payment obligations. As of December 31, 2010, we had $425 million of letters of credit and bid and performance bonds outstanding, consisting of $361 million outstanding under various uncommitted credit facilities and $64 million letters of credit outstanding under our committed facility. If the beneficiaries called these letters of credit, the called amount would become an on-balance sheet liability, and our available liquidity would be reduced by the amount called. To the extent we are successful in being awarded large contracts in the future, our requirements for posting letters of credit and bid and performance bonds could increase.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operation is based upon our consolidated financial statements. We prepare these financial statements in conformity with U.S. generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates; however, actual results may differ from these estimates under different assumptions or conditions. The accounting policies we believe require management's most difficult, subjective or complex judgments and are the most critical to our reporting of results of operations and financial position are as follows:

Business Combinations and Goodwill and Indefinite-Lived Intangible Assets

Goodwill and intangible assets acquired in connection with business combinations represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired, the fair value of liabilities assumed, as well as in determining the allocation of goodwill to the appropriate reporting unit.

We perform an impairment test for goodwill and indefinite-lived intangible assets annually as of October 1, or earlier if indicators of potential impairment exist.

We have indefinite-lived intangible assets totaling $19 million and $20 million as of December 31, 2010 and 2009, respectively. Our impairment test for indefinite-lived intangible assets involves the comparison of the fair value of the intangible asset and its carrying value. We have determined that no impairment exists related to these assets.

We have goodwill totaling $4.2 billion at both December 31, 2010 and 2009. Goodwill impairment is evaluated using a two-step process. The first step of the goodwill impairment test involves a comparison of the fair value of each of our reporting units with their carrying values. Our reporting units are based on our regional structure and consist of the United States, Canada, Latin America, Europe, West Africa, FSU, Middle East/North Africa and Asia Pacific. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of the reporting unit's goodwill to the carrying amount of its goodwill to measure the amount of impairment loss.

The fair value of our reporting units are determined using discounted cash flows using a discount rate adjusted for the credit risk of the regional reporting unit tested. Certain estimates and judgments are required in the application of these fair value models. The discounted cash flow analysis consists of estimating the future revenue, operating margins, capital expenditures, working capital and cash flows that are directly associated with each of our reporting units.

Many of the assumptions used in our discounted cash flow analysis are based upon our annual financial forecast. This annual planning process takes into consideration many factors including historical results and operating performance, related industry trends, pricing strategies, customer analysis, operational issues, competitor analysis, and marketplace data, among others. Assumptions are also made for growth rates for periods beyond the financial forecast period. Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to conditions outside our control. If any one of the above assumptions changes or fails to materialize, the resulting decline in our estimated fair value could result in an impairment charge to goodwill associated with the applicable reporting unit.

None of our reporting units failed the first step of our impairment test during 2010. In addition, all reporting unit's fair values were substantially in excess of their carrying value with the exception of the FSU and West Africa reporting units. These reporting units had an excess of fair value over carrying value of approximately 20%. Our FSU and West Africa reporting units have approximately $300 million and $75 million of goodwill, respectively.

Long-Lived Assets

Long-lived assets, which includes property, plant and equipment and definite-lived intangibles, comprise a significant amount of our assets. In accounting for long-lived assets, we must make estimates about the expected useful lives of the assets and the potential for impairment based on the fair value of the assets and the cash flows they are expected to generate. The value of the long-lived assets is then amortized over its expected useful life. A change in the estimated useful lives of our long-lived assets would have an impact on our results of operations. We estimate the useful lives of our long-lived asset groups as follows:

	Useful Lives
Buildings and leasehold improvements	10-40 years or lease term
Rental and service equipment	2-20 years
Machinery and other	2-12 years
Intangible assets	2-20 years

In estimating the useful lives of our property, plant and equipment, we rely primarily on our actual experience with the same or similar assets. The useful lives of our intangible assets are determined by the years over which we expect the assets to generate a benefit based on legal, contractual or regulatory terms.

Long-lived assets to be held and used by us are reviewed to determine whether any events or changes in circumstances indicate that we may not be able to recover the carrying amount of the asset. Factors that might indicate a potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, the introduction of competing technologies, legal challenges, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors exist that indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flow analysis. The undiscounted cash flow analysis consists of estimating the future cash flows that are directly associated with and expected to arise from the use and eventual disposition of the asset over its remaining useful life. These cash flows are inherently subjective and require significant estimates based upon historical experience and future expectations such as budgets and internal projections. If the undiscounted cash flows do not exceed the carrying value of the long-lived asset, an impairment has occurred, and we recognize a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using market prices, or in the absence of market prices, is based on an estimate of discounted cash flows. Cash flows are generally discounted at an interest rate commensurate with our weighted average cost of capital for a similar asset.

Pension and Other Postretirement Benefits

We recognize the overfunded or underfunded status of a defined benefit pension or other postretirement benefit plan as an asset or liability in the financial statements, measure plan assets and obligations as of the end of our fiscal year, and recognize gains/losses, prior service credits/costs, and transition assets/obligations in accumulated other comprehensive income until they are recognized as components of net periodic benefit cost.

Amounts recognized in the financial statements are determined on an actuarial basis. Two of the more critical assumptions in the actuarial calculations are the discount rate for determining the current value of plan benefits and the expected rate of return on plan assets. Discount rates are based on the yields of government bonds or high quality corporate bonds in the respective country or economic market. The expected long-term rates of return on plan assets are based on a combination of historical experience and anticipated future returns in each of the asset categories. As we have both domestic and international plans, the assumptions, though the same in nature, are based on varying factors specific to each particular country or economic environment. Changes in any of the assumptions used could impact our projected benefit obligations and benefit costs as well as other pension and postretirement benefit calculations.

Due to the significance of the discount rates and expected long-term rates of return, the following sensitivity analysis demonstrates the effect that a 50 basis point change in those assumptions will have on annual pension expense:

	Increase (Decrease) of Annual Pension Expense	
	50 Basis Point Increase	50 Basis Point Decrease
	(In millions)	
Discount rate	$(1.1)	$1.5
Expected long-term rate of return	(0.5)	0.5

Percentage of Completion

Revenue from long-term contracts, primarily for our integrated project management services, is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate contract profit to be recognized in each reporting period for each contract based upon our projections of future outcomes, which include:

- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amounts of any change orders or claims included in revenue.

Measurements of progress are generally output based related to physical progress. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. Our personnel periodically evaluate the estimated costs, claims, change orders, and percentage of completion at the contract level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. There are many factors that impact future costs, including but not limited to weather, inflation, labor and community disruptions, timely availability of materials, productivity, and other factors as outlined in our "Risk Factors." During the quarter ended September 30, 2010, we incurred a $76 million charge for revisions to our profitability estimates on our project management contracts in Mexico, as the client requested a slowdown in drilling activity to near zero while they re-evaluated the pace of drilling and capital expenditures in the current year. As a result, the contracts will take longer to complete than originally estimated. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times the current percentage complete for the contract.

Income Taxes

We take into account the differences between the financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Our effective tax rates for 2010, 2009 and 2008 were 145.5%, 30.8% and 22.4%, respectively.

We recognize the impact of an uncertain tax position taken or expected to be taken on an income tax return in the financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority.

We operate in approximately 100 countries through various legal entities. As a result, we are subject to numerous domestic and foreign tax jurisdictions and tax agreements and treaties among the various taxing authorities. Our operations in these jurisdictions are taxed on various bases: income before taxes, deemed profits (which is generally determined using a percentage of revenues rather than profits), withholding taxes based on revenue, and other alternative minimum taxes. The calculation of our tax liabilities involves consideration of uncertainties in the application and interpretation of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. The tax liabilities are reflected net of realized tax loss carryforwards. We adjust these reserves upon specific events; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the contingency has been resolved and the liabilities are no longer necessary. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that we provide during any given year.

Valuation Allowance for Deferred Tax Assets

We record a valuation allowance to reduce the carrying value of our deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character and in the related jurisdiction in the future. In evaluating our ability to recover our deferred tax assets, we consider reasonably available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future state, federal and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment.

We have identified various domestic and international tax planning strategies that we would implement, if necessary, to enable the realization of our deferred tax assets; however, when the likelihood of the realization of existing deferred tax assets changes, adjustments to the valuation allowance are charged to our income tax provision in the period in which the determination is made.

As of December 31, 2010, our net deferred tax assets were $266 million before a related valuation allowance of $103 million. As of December 31, 2009, our net deferred tax assets were $314 million before a related valuation allowance of $70 million.

For a more comprehensive list of our accounting policies, see "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 1."

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board issued an update to existing guidance on revenue recognition for arrangements with multiple deliverables. This update will allow companies to allocate consideration received for qualified separate deliverables using estimated selling price for both delivered and undelivered items when vendor-specific objective evidence or third-party evidence is unavailable. Additional disclosures discussing the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery, and significant factors and estimates used to determine estimated selling prices are required. We will adopt this update for new revenue arrangements entered into or materially modified beginning January 1, 2011. We do not expect the provisions of this update to have a material impact on our condensed consolidated financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

We are currently exposed to market risk from changes in foreign currency and changes in interest rates. From time to time, we may enter into derivative financial instrument transactions to manage or reduce our market risk. A discussion of our market risk exposure in these financial instruments follows.

Foreign Currency Exchange Rates

We operate in virtually every oil and natural gas exploration and production region in the world. In some parts of the world, such as the Middle East and Southeast Asia, the currency of our primary economic environment is the U.S. dollar. We use this as our functional currency. In other parts of the world, we conduct our business in currencies other than the U.S. dollar and the functional currency is the applicable local currency. In those countries in which we operate in the local currency, the effects of foreign currency fluctuations are largely mitigated because local expenses of such foreign operations are also generally denominated in the same currency.

In January 2010, the Venezuelan government announced its intention to devalue its currency and move to a two tier exchange structure. The official exchange rate moved from 2.15 to 2.60 for essential goods and from 2.15 to 4.30 for non-essential goods and services. Our Venezuelan entities maintain the U.S. dollar as their functional currency. In connection with this devaluation, we incurred a charge of $64 million for the remeasurement of our net monetary assets denominated in Venezuelan bolivars at the date of the devaluation, which was not tax deductible in Venezuela. We also recorded a $24 million tax benefit for local Venezuelan income tax purposes related to our net U.S. dollar-denominated monetary liability position in the country. As of December 31, 2010, we had a net monetary asset position denominated in Venezuelan bolivars of approximately $56 million comprised primarily of cash and accounts receivable. We are continuing to explore opportunities to reduce this exposure but should another devaluation occur in the future, we may be required to take further charges related to the remeasurement of our net monetary asset position. For example, if the Venezuela bolivar devalued by an additional 10% in the future, we would record a devaluation charge of approximately $6 million.

Assets and liabilities of entities for which the functional currency is the local currency are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, resulting in translation adjustments that are reflected in Accumulated Other Comprehensive Income in the shareholders' equity section on our Consolidated Balance Sheets. A portion of our net assets are impacted by changes in foreign currencies in relation to the U.S. dollar. We recorded a $5 million adjustment to increase our equity account for 2010 to reflect the net impact of the weakening of the U.S. dollar against various foreign currencies. Effective January 1, 2011, the Venezuelan government again modified the fixed rate of exchange, eliminating the two tier structure and establishing 4.30 as the official exchange rate for all goods and services. This modification will not have a material impact to our financial position or results of operations.

As of December 31, 2010 and 2009, we had foreign currency forward and option contracts with notional amounts aggregating $925 million and $1,062 million, respectively, which were entered into to hedge exposure to currency fluctuations in various foreign currencies, including, but not limited to, the British pound sterling, the Canadian dollar, the euro and the Norwegian krone. The total estimated fair value of these contracts and amounts owed associated with closed contracts resulted in a net liability of approximately $14 million and $9 million at December 31, 2010 and 2009, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

We have cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar. At December 31, 2010 and 2009, we had notional amounts outstanding of $215 million and $263 million, respectively. The estimated fair value of these contracts at December 31, 2010 and 2009 resulted in a liability of $35 million and $26 million, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

Interest Rates

We are subject to interest rate risk on our long-term fixed-interest rate debt and variable-interest rate borrowings. Variable rate debt, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance maturing debt with new debt at a higher rate. All other things being equal, the fair value of our fixed rate debt will increase or decrease as interest rates change.

Our long-term borrowings that were outstanding at December 31, 2010 and 2009 subject to interest rate risk consist of the following:

	December 31,			
	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)			
6.625% Senior Notes due 2011	$ 184	$ 191	$ 353	$ 380
5.95% Senior Notes due 2012	273	290	599	648
5.15% Senior Notes due 2013	299	310	511	526
4.95% Senior Notes due 2013	252	266	253	263
5.50% Senior Notes due 2016	358	374	360	351
6.35% Senior Notes due 2017	600	651	600	647
6.00% Senior Notes due 2018	498	551	498	514
9.625% Senior Notes due 2019	1,033	1,287	1,034	1,236
5.125% Senior Notes due 2020	799	794	—	—
6.50% Senior Notes due 2036	596	595	596	574
6.80% Senior Notes due 2037	298	312	298	303
7.00% Senior Notes due 2038	498	535	498	517
9.875% Senior Notes due 2039	247	335	247	326
6.75% Senior Notes due 2040	598	624	—	—

We have various other long-term debt instruments of $215 million at December 31, 2010, but believe the impact of changes in interest rates in the near term will not be material to these instruments. The carrying value of our short-term borrowings of $18 million at December 31, 2010 approximates fair value.

As it relates to our variable rate debt, if market interest rates average 1% more in 2011 than the rates as of December 31, 2010, interest expense for 2011 would increase by less than $1 million. This amount was determined by calculating the effect of the hypothetical interest rate on our variable rate debt. This sensitivity analysis assumes there are no changes in our financial structure.

Interest Rate Swaps and Derivatives

We manage our debt portfolio to limit our exposure to interest rate volatility and may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions. The counterparties to our interest rate swaps are multinational commercial banks. In light of events in the global credit markets and the potential impact of these events on the liquidity of the banking industry, we continue to monitor the creditworthiness of our counterparties.

Amounts paid or received upon termination of the interest rate swaps represent the fair value of the agreements at the time of termination and are recorded as an adjustment to the carrying value of the related debt. These amounts are amortized as a reduction (in the case of gains) or an increase (in the case of losses) to interest expense over the remaining term of the debt.

In August 2009, we entered into interest rate swap agreements to pay a variable interest rate and receive a fixed interest rate with an aggregate notional amount of $1.2 billion against our 5.15%, 5.50% and 9.625% Senior Notes. These swaps were designed as fair value hedges and were terminated in December 2009. As a result of these terminations, we received a cash settlement of $53 million. In addition, we received $11 million in interest payments while the interest rate swaps were open. The gains associated with these interest rate swap terminations have been deferred and will be amortized over the remaining term of our 5.15%, 5.50% and 9.625% Senior Notes.

In December 2008, we entered into an interest rate swap agreement on an aggregate notional amount of $150 million against one of our revolving credit facilities. This agreement matured in June 2009.

Upon completion of the long-term debt offering in March 2008, we entered into interest rate swap agreements on an aggregate notional amount of $500 million against our 5.15% Senior Notes. These swaps were designed as fair value hedges and were terminated in December 2008. As a result of these terminations, we received cash proceeds, net of accrued interest, of $12 million. The gain associated with this interest rate swap termination has been deferred and is being amortized over the remaining term of the 5.15% Senior Notes.

As of December 31, 2010 and 2009, we had net unamortized gains of $55 million and $68 million, respectively, associated with interest rate swap terminations. We have no interest rate swaps outstanding at December 31, 2010.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Weatherford International Ltd. and subsidiaries

We have audited Weatherford International Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Weatherford International Ltd. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in controls related to the company's accounting for income taxes at December 31, 2010. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Weatherford International Ltd. and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2010 financial statements and this report does not affect our report dated March 8, 2011, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Weatherford International Ltd. and subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

Ernst + Young LLP

Houston, Texas
March 8, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Weatherford International Ltd. and subsidiaries

We have audited the accompanying consolidated balance sheets of Weatherford International Ltd. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weatherford International Ltd. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the December 31, 2009 and 2008 consolidated financial statements have been restated to correct certain errors in the income tax accounts.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Weatherford International Ltd.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2011 expressed an adverse opinion thereon.

Ernst & Young LLP

Houston, Texas
March 8, 2011

Ernst & Young Ltd
Brandschenkestrasse 100
8022 Zurich
Switzerland

Phone +41 58 286 31 11
Fax +41 58 286 30 04
www.ey.com/ch

To the Annual General Meeting of
Weatherford International Ltd., Zug

Zurich, March 8, 2011
Report of the statutory auditor on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of Weatherford International Ltd. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders' equity and cash flows, and notes thereto (pages AR-48 to AR-101) for the years ended December 31, 2010 and 2009.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the years ended December 31, 2010 and 2009 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States and comply with Swiss law.

Emphasis of Matter

We draw attention to Note 2 to the consolidated financial statements which describes the restatement of the previously reported consolidated financial statements as of and for the year ended December 31, 2009 to correct certain errors in the income tax accounts. Our opinion is not qualified in respect of this matter.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with the audit procedures carried out in accordance with article 728a paragraph 1, item 3 CO and the Swiss Standard on Auditing 890, we conclude that the internal control system (ICS), designed in accordance with the instructions of the Board of Directors for the preparation of the consolidated financial statements, is sufficiently documented, except for the Company's processes and procedures related to income taxes which were not designed to provide for adequate and timely identification and review of various income tax calculations, reconciliations and related supporting documentation required to apply accounting policies for income taxes.

In our opinion, except for income taxes, we conclude that the internal control system, designed in accordance with the instructions of the Board of Directors for the preparation of the consolidated financial statements exists.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ ROBIN ERRICO	/s/ JOLANDA DOLENTE
Licensed audit expert	Licensed audit expert
(Auditor in charge)	

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009 (Restated)
	(In thousands, except par value)	
Current Assets:		
Cash and Cash Equivalents	$ 415,772	$ 252,519
Accounts Receivable, Net of Allowance for Uncollectible Accounts of $58,756 in 2010 and $20,466 in 2009	2,629,403	2,510,948
Inventories	2,590,008	2,238,294
Current Deferred Tax Assets	255,476	259,077
Other Current Assets	601,408	721,115
Total Current Assets	6,492,067	5,981,953
Property, Plant and Equipment		
Land, Buildings and Leasehold Improvements	1,159,442	976,274
Rental and Service Equipment	7,977,336	7,534,467
Machinery and Other	2,024,856	1,919,086
	11,161,634	10,429,827
Less: Accumulated Depreciation	4,221,880	3,440,448
	6,939,754	6,989,379
Goodwill	4,185,477	4,156,105
Other Intangible Assets	730,429	772,786
Equity Investments	539,580	533,138
Other Assets	244,347	263,329
Total Assets	$19,131,654	$18,696,690
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term Borrowings and Current Portion of Long-term Debt	$ 235,392	$ 869,581
Accounts Payable	1,335,020	1,002,359
Accrued Salaries and Benefits	328,967	274,199
Income Taxes Payable	43,167	201,647
Other Current Liabilities	640,433	652,914
Total Current Liabilities	2,582,979	3,000,700
Long-term Debt	6,529,998	5,847,258
Other Liabilities	553,830	410,359
Total Liabilities	9,666,807	9,258,317
Shareholders' Equity:		
Shares, CHF 1.16 Par Value: Authorized 1,137,670 Shares Conditionally Authorized 379,223 Shares, Issued 758,447 Shares at December 31, 2010; Authorized 1,093,303 Shares, Conditionally Authorized 364,434 Shares, Issued 758,447 Shares at December 31, 2009	761,077	761,077
Capital in Excess of Par Value	4,701,797	4,642,800
Treasury Shares, at Cost	(562,906)	(616,048)
Retained Earnings	4,348,845	4,456,770
Accumulated Other Comprehensive Income	152,118	114,742
Weatherford Shareholders' Equity	9,400,931	9,359,341
Noncontrolling Interests	63,916	79,032
Total Shareholders' Equity	9,464,847	9,438,373
Total Liabilities and Shareholders' Equity	$19,131,654	$18,696,690

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2010	2009	2008
		(Restated)	(Restated)
	(In thousands, except per share amounts)		
Revenues:			
Products	$ 3,579,681	$2,921,174	$3,564,636
Services	6,641,116	5,911,831	6,035,928
	10,220,797	8,833,005	9,600,564
Costs and Expenses:			
Cost of Products	2,634,666	2,307,731	2,577,254
Cost of Services	4,948,615	4,154,911	3,687,520
Research and Development	214,481	194,650	192,659
Selling, General and Administrative Attributable to Segments	1,404,421	1,261,377	1,081,032
Corporate General and Administrative	237,161	226,472	188,275
Gain on Sale of Subsidiary	—	—	(81,344)
	9,439,344	8,145,141	7,645,396
Operating Income	781,453	687,864	1,955,168
Other Income (Expense):			
Interest Expense, Net	(405,785)	(366,748)	(243,679)
Bond Tender Premium	(53,973)	—	—
Devaluation of Venezuelan Bolivar	(63,859)	—	—
Other, Net	(53,247)	(37,633)	(44,956)
Income from Continuing Operations Before Income Taxes	204,589	283,483	1,666,533
Provision for Income Taxes	(297,721)	(87,183)	(372,837)
Income (Loss) from Continuing Operations, Net of Taxes	(93,132)	196,300	1,293,696
Loss from Discontinued Operation, Net of Taxes	—	—	(12,928)
Net Income (Loss)	(93,132)	196,300	1,280,768
Net Income Attributable to Noncontrolling Interests	(14,793)	(26,159)	(34,272)
Net Income (Loss) Attributable to Weatherford	$ (107,925)	$ 170,141	$1,246,496
Basic Earnings Per Share Attributable to Weatherford:			
Income (Loss) from Continuing Operations	$ (0.15)	$ 0.24	$ 1.84
Loss from Discontinued Operation	—	—	(0.02)
Net Income (Loss)	$ (0.15)	$ 0.24	$ 1.82
Diluted Earnings Per Share Attributable to Weatherford:			
Income (Loss) from Continuing Operations	$ (0.15)	$ 0.24	$ 1.80
Loss from Discontinued Operation	—	—	(0.02)
Net Income (Loss)	$ (0.15)	$ 0.24	$ 1.78
Amounts Attributable to Weatherford:			
Income (Loss) from Continuing Operations, Net of Taxes	$ (107,925)	$ 170,141	$1,259,424
Loss from Discontinued Operation, Net of Taxes	—	—	(12,928)
Net Income (Loss)	$ (107,925)	$ 170,141	$1,246,496
Weighted Average Shares Outstanding:			
Basic	743,125	714,981	682,704
Diluted	743,125	723,449	698,178

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Issued Shares	Capital In Excess of Par Value	Retained Earnings (Restated)	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Noncontrolling Interests	Total Shareholders' Equity (Restated)
			(In thousands)				
As Reported December 31, 2007	$727,204	$3,995,747	$3,170,182	$ 437,788	$(924,202)	$ 33,327	$7,440,046
Restatement Adjustment	—	—	(130,049)	—	—	—	(130,049)
Balance at December 31, 2007	727,204	3,995,747	3,040,133	437,788	(924,202)	33,327	7,309,997
Comprehensive Income:							
Net Income	—	—	1,246,496	—	—	34,272	1,280,768
Foreign Currency Translation Adjustment	—	—	—	(682,669)	—	—	(682,669)
Deferred Loss on Derivative Instruments	—	—	—	(12,576)	—	—	(12,576)
Defined Benefit Pension Plans, Net of Tax	—	—	—	(9,788)	—	—	(9,788)
Other, Net of Tax	—	—	—	484	—	—	484
Comprehensive Income			1,246,496	(704,549)		34,272	576,219
Sale of Subsidiary Shares to Noncontrolling Interests	—	—	—	—	—	27,156	27,156
Dividends Paid to Noncontrolling Interests	—	—	—	—	—	(18,903)	(18,903)
Shares Issued for Acquisitions	—	(38,683)	—	—	168,817	—	130,134
Equity Awards Granted, Vested and Exercised	1,433	102,019	—	—	(2,331)	—	101,121
Excess Tax Benefit of Share-Based Compensation Plans	—	10,032	—	—	—	—	10,032
Other	52	(10,003)	—	—	(1,761)	4,549	(7,163)
Balance at December 31, 2008	728,689	4,059,112	4,286,629	(266,761)	(759,477)	80,401	8,128,593
Comprehensive Income:							
Net Income	—	—	170,141	—	—	26,159	196,300
Foreign Currency Translation Adjustment	—	—	—	377,313	—	—	377,313
Defined Benefit Pension Plans, Net of Tax	—	—	—	3,580	—	—	3,580
Other, Net of Tax	—	—	—	610	—	—	610
Comprehensive Income			170,141	381,503		26,159	577,803
Dividends Paid to Noncontrolling Interests	—	—	—	—	—	(30,464)	(30,464)
Shares Issued for Acquisitions	32,208	522,657	—	—	118,181	—	673,046
Equity Awards Granted, Vested and Exercised	—	66,786	—	—	24,817	—	91,603
Excess Tax Benefit of Share-Based Compensation Plans	—	4,197	—	—	—	—	4,197
Other	180	(9,952)	—	—	431	2,936	(6,405)
Balance at December 31, 2009	761,077	4,642,800	4,456,770	114,742	(616,048)	79,032	9,438,373
Comprehensive Income:							
Net Income (Loss)	—	—	(107,925)	—	—	14,793	(93,132)
Foreign Currency Translation Adjustment	—	—	—	4,572	—	—	4,572
Defined Benefit Pension Plans, Net of Tax	—	—	—	32,178	—	—	32,178
Other, Net of Tax	—	—	—	626	—	—	626
Comprehensive Income			(107,925)	37,376		14,793	(55,756)
Dividends Paid to Noncontrolling Interests	—	—	—	—	—	(28,683)	(28,683)
Shares Issued for Acquisitions	—	(10,649)	—	—	38,979	—	28,330
Equity Awards Granted, Vested and Exercised	—	70,127	—	—	15,509	—	85,636
Excess Tax Benefit of Share-Based Compensation Plans	—	(318)	—	—	—	—	(318)
Other	—	(163)	—	—	(1,346)	(1,226)	(2,735)
Balance at December 31, 2010	$761,077	$4,701,797	$4,348,845	$ 152,118	$(562,906)	$ 63,916	$9,464,847

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2010	2009	2008
		(Restated) (In thousands)	(Restated)
Cash Flows From Operating Activities:			
Net Income (Loss)	$ (93,132)	$ 196,300	$ 1,280,768
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	1,047,334	908,897	731,808
Employee Share-Based Compensation Expense	98,725	110,359	101,416
Bad Debt Expense	56,803	11,328	5,970
(Gain) Loss on Sale of Assets and Businesses, Net	30,410	(13,841)	(110,326)
Deferred Income Tax Provision (Benefit)	55,033	(130,770)	(84,310)
Excess Tax Benefits from Share-Based Compensation	(318)	(4,197)	(10,032)
Devaluation of Venezuelan Bolivar	63,859	—	—
Bond Tender Premium	53,973	—	—
Supplemental Executive Retirement Plan	38,021	—	—
Revaluation of Contingent Consideration	(12,597)	(24,273)	—
Loss from Discontinued Operation	—	—	12,928
Other, Net	(13,328)	(25,550)	(12,312)
Change in Operating Assets and Liabilities, Net of Effect of Businesses Acquired:			
Accounts Receivable	(190,304)	94,133	(461,239)
Inventories	(360,062)	(48,744)	(559,847)
Other Current Assets	80,895	(150,393)	(167,440)
Accounts Payable	298,493	41,277	230,596
Other Current Liabilities	(7,227)	(236,736)	183,911
Other, Net	(18,565)	(119,468)	(31,104)
Net Cash Provided by Operating Activities-Continuing Operations	1,128,013	608,322	1,110,787
Net Cash Used by Operating Activities-Discontinued Operation	—	—	(6,219)
Net Cash Provided by Operating Activities	1,128,013	608,322	1,104,568
Cash Flows from Investing Activities:			
Capital Expenditures for Property, Plant and Equipment for Continuing Operations	(976,544)	(1,569,477)	(2,484,163)
Acquisitions of Businesses, Net of Cash Acquired	(143,556)	(9,695)	(798,530)
Acquisition of Intellectual Property	(23,977)	(28,210)	(24,079)
Acquisition of Equity Investments in Unconsolidated Affiliates	(2,405)	(26,999)	(11,568)
Proceeds from Sale of Assets and Businesses, Net	196,927	123,445	297,285
Other Investing Activities	41,840	—	—
Net Cash Used by Investing Activities-Continuing Operations	(907,715)	(1,510,936)	(3,021,055)
Net Cash Provided by Investing Activities-Discontinued Operation	—	—	11,000
Net Cash Used by Investing Activities	(907,715)	(1,510,936)	(3,010,055)
Cash Flows From Financing Activities:			
Borrowings of Long-term Debt	1,580,548	1,240,300	1,498,874
Borrowings (Repayments) of Short-term Debt, Net	(834,310)	(392,920)	477,821
Repayments of Long-term Debt	(721,005)	(13,714)	(20,541)
Bond Tender Premium	(53,973)	—	—
Proceeds from Interest Rate Derivatives	—	63,544	(638)
Excess Tax Benefits from Share-Based Compensation	318	4,197	10,032
Other Financing Activities, Net	(9,426)	4,748	11,983
Net Cash (Used) Provided by Financing Activities-Continuing Operations	(37,848)	906,155	1,977,531
Net Cash Provided by Financing Activities-Discontinued Operations	—	—	—
Net Cash (Used) Provided by Financing Activities	(37,848)	906,155	1,977,531
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(19,197)	10,580	(4,360)
Net Increase in Cash and Cash Equivalents	163,253	14,121	67,684
Cash and Cash Equivalents at Beginning of Year	252,519	238,398	170,714
Cash and Cash Equivalents at End of Year	$ 415,772	$ 252,519	$ 238,398

The accompanying notes are an integral part of these consolidated financial statements

1. Summary of Significant Accounting Policies

Basis of Presentation

In February 2009, Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda") became a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock corporation ("Weatherford Switzerland") for purposes of changing the Company's place of incorporation from Bermuda to Switzerland (collectively, the "Transaction"). Pursuant to the Transaction, each common share, par value U.S. $1.00 per share, of Weatherford Bermuda was exchanged for one registered share, par value 1.16 Swiss francs ("CHF") per share, of Weatherford Switzerland.

Principles of Consolidation

The consolidated financial statements include the accounts of Weatherford International Ltd., all majority-owned subsidiaries, all controlled joint ventures and variable interest entities where the Company has determined it is the primary beneficiary (collectively, "the Company"). When referring to Weatherford and using phrases such as "we," "us" and "our," the intent is to refer to Weatherford International Ltd. and its subsidiaries as a whole or on a regional basis, depending on the context in which the statements are made.

Investments in affiliates in which we exercise significant influence over operating and financial policies are accounted for using the equity method. All material intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

We are one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and natural gas industry.

Reclassifications

Certain reclassifications have been made to conform prior year financial information to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to uncollectible accounts receivable, lower of cost or market value of inventories, equity investments, intangible assets and goodwill, property, plant and equipment, income taxes, percentage-of-completion accounting for long-term contracts, self-insurance, pension and postretirement benefit plans and contingent liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount net of allowances for uncollectible accounts. We establish an allowance for uncollectible accounts based on specific customer collection issues we have identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when we determine that it is probable the balance will not be collected.

Major Customers and Credit Risk

Substantially all of our customers are engaged in the energy industry. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. We maintain reserves for potential credit losses, and actual losses have historically been within our expectations. International sales also present various risks, including risks of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds, result in the deprivation of contract rights or the taking of property without fair consideration. Most of our international sales, however, are to large international or national companies. During 2010 and 2008, no individual customer accounted for more than 10% of our consolidated revenues. Revenue from Petroleos Mexicanos ("Pemex") accounted for approximately 13% of our consolidated revenues during 2009 and is included in our Latin America segment (see Note 20).

Inventories

We value our inventories at lower of cost or market using either the first-in, first-out ("FIFO") or average cost methods. Cost represents third-party invoice or production cost. Production cost includes material, labor and manufacturing overhead.

Property, Plant and Equipment

We carry our property, plant and equipment, both owned and under capital lease, at cost less accumulated depreciation. The carrying values are based on our estimates and judgments relative to capitalized costs, useful lives and salvage value, where applicable. We expense maintenance and repairs as incurred. We capitalize expenditures for renewals, replacements and improvements. We depreciate our fixed assets on a straight-line basis over their estimated useful lives, allowing for salvage value where applicable. Our depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $955 million, $828 million and $669 million, respectively. We classify our rig assets as Rental and Service Equipment on the Consolidated Balance Sheets. The estimated useful lives of our major classes of property, plant and equipment are as follows:

	Estimated Useful Lives
Buildings and leasehold improvements	10-40 years or lease term
Rental and service equipment	2-20 years
Machinery and other	2-12 years

Goodwill and Indefinite-Lived Intangible Assets

We test for the impairment of goodwill and other intangible assets with indefinite lives on at least an annual basis. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with its carrying amount. Our indefinite-lived asset impairment test involves a comparison of the fair value of the intangible asset and its carrying value. Fair value is estimated using discounted cash flows using a discount rate adjusted for the credit risk of the regional reporting unit tested. If the fair value is less than the carrying value, the asset is considered impaired. The amount of the impairment, if any, is then determined based on an allocation of the reporting unit fair values to individual assets and liabilities.

Intangible Assets

Our intangible assets, excluding goodwill, are acquired technology, licenses, patents, customer relationships and other identifiable intangible assets. Intangible assets are amortized on a straight-line basis over their estimated economic lives generally ranging from two to 20 years, except for intangible assets with indefinite lives, which are not amortized. As many areas of our business rely on patents and proprietary technology, we seek patent protection both inside and outside the U.S. for products and methods that appear to have commercial significance. We capitalize patent defense costs when we determine that a successful defense is probable.

Long-Lived Assets

We review our long-lived assets to determine whether any events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Factors that might indicate a potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through analysis of undiscounted cash flow of the asset at the lowest level that has an identifiable cash flow. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. We measure the fair value of the asset using market prices or, in the absence of market prices, based on an estimate of discounted cash flows. Cash flows are generally discounted using an interest rate commensurate with a weighted average cost of capital for a similar asset.

Pension and Postretirement Benefit Plans

We have defined benefit pension and other postretirement benefit plans covering certain of our employees. Costs of the plan are charged to income and consist of several components, known collectively as net periodic pension cost, which are based on various actuarial assumptions regarding future experience of the plans. Amounts recorded for these defined benefit plans reflect estimates related to future interest rates, investment rates of return, employee turnover and wage increases. We review all assumptions and estimates on an ongoing basis. As of December 31, 2010 and 2009, we have recognized the overfunded or underfunded status of our plans as an asset or liability in the Consolidated Balance Sheets.

Research and Development Expenditures

Research and development expenditures are expensed as incurred.

Environmental Expenditures

Environmental expenditures that relate to the remediation of an existing condition caused by past operations and that do not contribute to future revenues are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and costs can be reasonably estimated. Estimates are based on available facts and technology, enacted laws and regulations and our prior experience in remediation of contaminated sites.

Insurance

We are self-insured up to certain retention limits for general liability, vehicle liability, group medical and for workers' compensation claims for certain of our employees. The amounts in excess of the self-insured levels are fully insured, up to a limit. Self-insurance accruals are based on claims filed and an estimate for significant claims incurred but not reported.

Derivative Financial Instruments

We record derivative instruments at fair value in the balance sheet as either an asset or a liability. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge relationship, and if so, the type of hedge transaction. Any gain or loss associated with the termination of an interest rate swap that was accounted for as a hedge instrument is deferred and amortized as an adjustment to interest expense over the remaining debt term.

Foreign Currency

Results of operations for our foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet dates, and the resulting translation adjustments are included as Accumulated Other Comprehensive Income, a component of shareholders' equity.

For our non-U.S. subsidiaries where the functional currency is the U.S. dollar, inventories, property, plant and equipment and other non-monetary assets and liabilities, together with their related elements of expense or income, are remeasured using historical exchange rates. All other assets and liabilities are remeasured at current exchange rates. All other revenues and expenses are translated at average exchange rates. Translation gains and losses for these subsidiaries are recognized in our results of operations during the period incurred. We had net currency losses of $34 million, $29 million and $39 million in 2010, 2009 and 2008, respectively. The gain or loss related to individual foreign currency transactions are included in results of operations when incurred. Currency gains and losses are included in Other, Net in our Consolidated Statements of Income.

Share-Based Compensation

We account for all share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and performance units by measuring these awards at the date of grant and recognizing the grant date fair value as an expense over the service period, which is usually the vesting period.

Income Taxes

Income taxes have been provided based upon the tax laws and rates in the countries in which our operations are conducted and income is earned. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The impact of an uncertain tax position taken or expected to be taken on an income tax return are recognized in the financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority.

Revenue Recognition

Revenue is recognized when all of the following criteria have been met: a) evidence of an arrangement exists, b) delivery to and acceptance by the customer has occurred, c) the price to the customer is fixed or determinable and d) collectability is reasonably assured.

Both contract drilling and pipeline service revenue is contractual by nature and both are day-rate based contracts. We recognize revenue for these contracts based on the criteria outlined above, which is consistent with our other product offerings.

From time to time, we may receive revenues for preparation and mobilization of equipment and personnel. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to preparation and mobilization are deferred and recognized over the primary contract term of the project using the straight-line method. Costs of relocating equipment without contracts to more promising market areas are expensed as incurred. Demobilization fees received are recognized, along with any related expenses, upon completion of contracts.

We incur rebillable expenses including shipping and handling, third-party inspection and repairs, and custom and duties. We recognize the revenue associated with these rebillable expenses as Products Revenues and all related costs as Cost of Products in the accompanying Consolidated Statements of Income.

Percentage- of- Completion

Revenue from certain long-term contracts, primarily for our integrated project management services, is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate contract profit to be recognized in each reporting period for each contract based upon our projections of future outcomes, which include:

- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amounts of any change orders or claims included in revenue.

Measurements of progress are generally output based related to physical progress. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. We periodically evaluate the estimated costs, claims, change orders, and percentage-of-completion at the contract level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times the current percentage complete for the contract.

Earnings per Share

Basic earnings per share for all periods presented equals net income divided by the weighted average number of our shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of our shares outstanding during the period, adjusted for the dilutive effect of our stock options, restricted shares, performance units and our outstanding warrants. The diluted earnings per share calculation excludes three million potential shares for the year ended December 31, 2010, seven million potential shares for the year ended December 31, 2009 and six million potential shares for the year ended December 31, 2008, due to their antidilutive effect. Our diluted earnings per share calculation for the year ended December 31, 2010 also excludes seven million potential shares that would have been included if we had net income for that year, but are excluded as we had a net loss and their inclusion would have been anti-dilutive.

Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and are included in the computation of earnings per share following the two-class method. Accordingly, we now include our restricted share awards, which contain the right to vote and receive dividends, in the computation of both basic and diluted earnings per share.

In 2008, our Board of Directors approved a two-for-one split of our shares effected through a share dividend. The share and option amounts included in the accompanying consolidated financial statements and related notes reflect the effect of the share split.

The following reconciles basic and diluted weighted average of shares outstanding:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Basic weighted average shares outstanding	743,125	714,981	682,704
Dilutive effect of:			
Warrants	—	1,858	5,720
Stock options and restricted shares	—	6,610	9,754
Diluted weighted average shares outstanding	743,125	723,449	698,178

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board issued an update to existing guidance on revenue recognition for arrangements with multiple deliverables. This update will allow companies to allocate consideration received for qualified separate deliverables using estimated selling price for both delivered and undelivered items when vendor-specific objective evidence or third-party evidence is unavailable. Additional disclosures discussing the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery, and significant factors and estimates used to determine estimated selling prices are required. We will adopt this update for new revenue arrangements entered into or materially modified beginning January 1, 2011. We do not expect the provisions of this update to have a material impact on our condensed consolidated financial statements.

2. Restatement of the Consolidated Financial Statements

We identified a material weakness in our internal controls over the accounting for income taxes in 2010 that resulted in the identification of certain errors in our income tax accounts. The correction of these errors resulted in restatements of our previously reported financial statements as of and for the years ended December 31, 2009 and 2008, including beginning retained earnings in 2008, and our condensed consolidated financial statements for each of the quarters within 2009 and 2010.

The most significant adjustment for the errors identified relates to the correction of our accounting for the income tax consequences of certain intercompany transactions that were inappropriately tax-effected over multiple years. This error resulted in the understatement of income tax expense by $100 million and $106 million in 2009 and 2008, respectively. A similar error was identified in 2007 that understated income tax expense by $154 million. The impact of the 2007 error is included as an adjustment to the 2008 beginning retained earnings. We also recorded other adjustments to our tax provision to correct for certain errors and items recorded in the improper period. These adjustments were not recorded previously as we concluded that they were not material to the respective periods. These other adjustments resulted in a decrease to our total tax provision in 2009 of $32 million, which is primarily comprised of an adjustment to the cumulative difference between book and tax basis of fixed assets and intangibles and an adjustment related to differences between accrued tax expense and tax expense per the filed tax returns. Our total 2008 tax provision was increased by $17 million, which is primarily comprised of an adjustment related to differences between accrued tax expense and tax expense per the filed tax returns.

In addition, we recorded other adjustments to correct for previously identified immaterial errors affecting operating income that were recorded in improper periods. These adjustments were not recorded previously as we concluded that these adjustments were not material to the respective periods. In 2008, operating income was reduced by $23 million, primarily related to an inventory reserve adjustment in North America. In 2009, operating income was reduced by $16 million primarily as a result of recognizing foreign payroll tax expense in the Middle East/North Africa and operating costs associated with an equity method joint venture in the Former Soviet Union ("FSU"). We have adjusted income tax expense for the tax effect of these adjustments. These adjustments had no impact to operating cash flows during 2008. During 2009, these adjustments resulted in a decrease to operating cash flows of $6 million and a corresponding increase to investing cash flows of the same amount.

The following tables summarize the impact of these adjustments on our previously reported annual results filed on our Annual Reports on Form 10-K. The effect of these adjustments on our 2010 quarterly results is shown in Note 21.

The effects of the restatements on our consolidated income statement for the year ended December 31, 2009 follows:

	Year Ended December 31, 2009		
	Previously Reported	Adjustments	Restated
	(In thousands, except per share amounts)		
Revenues:			
Products	$2,921,174	$ —	$2,921,174
Services	5,905,759	6,072	5,911,831
	8,826,933	6,072	8,833,005
Costs and Expenses:			
Cost of Products	2,311,068	(3,337)	2,307,731
Cost of Services	4,152,268	2,643	4,154,911
Research and Development	194,650	—	194,650
Selling, General and Administrative Attributable to Segments	1,241,920	19,457	1,261,377
Corporate General and Administrative	223,172	3,300	226,472
	8,123,078	22,063	8,145,141
Operating Income	703,855	(15,991)	687,864
Other Income (Expense):			
Interest Expense, Net	(366,748)	—	(366,748)
Other, Net	(37,633)	—	(37,633)
Income from Continuing Operations Before Income Taxes	299,474	(15,991)	283,483
Provision for Income Taxes	(19,549)	(67,634)	(87,183)
Net Income	279,925	(83,625)	196,300
Net Income Attributable to Noncontrolling Interests	(26,159)	—	(26,159)
Net Income Attributable to Weatherford	$ 253,766	$(83,625)	$ 170,141
Earnings Per Share Attributable to Weatherford:			
Basic	$ 0.35	$ (0.11)	$ 0.24
Diluted	$ 0.35	$ (0.11)	$ 0.24
Weighted Average Shares Outstanding:			
Basic	714,981	—	714,981
Diluted	723,449	—	723,449

The effects of the restatements on our consolidated income statement for the year ended December 31, 2008 follows:

	Year Ended December 31, 2008		
	Previously Reported	Adjustments	Restated
	(In thousands, except per share amounts)		
Revenues:			
Products	$3,564,636	$ —	$3,564,636
Services	6,035,928	—	6,035,928
	9,600,564	—	9,600,564
Costs and Expenses:			
Cost of Products	2,555,965	21,289	2,577,254
Cost of Services	3,686,495	1,025	3,687,520
Research and Development	192,659	—	192,659
Selling, General and Administrative Attributable to Segments	1,081,165	(133)	1,081,032
Corporate General and Administrative	187,075	1,200	188,275
Gain on Sale of Subsidiary	(81,344)	—	(81,344)
	7,622,015	23,381	7,645,396
Operating Income	1,978,549	(23,381)	1,955,168
Other Income (Expense):			
Interest Expense, Net	(243,679)	—	(243,679)
Other, Net	(44,956)	—	(44,956)
Income from Continuing Operations Before Income Taxes	1,689,914	(23,381)	1,666,533
Provision for Income Taxes	(249,561)	(123,276)	(372,837)
Income from Continuing Operations, Net of Taxes	1,440,353	(146,657)	1,293,696
Loss from Discontinued Operation, Net of Taxes	(12,928)	—	(12,928)
Net Income	1,427,425	(146,657)	1,280,768
Net Income Attributable to Noncontrolling Interests	(34,272)	—	(34,272)
Net Income Attributable to Weatherford	$1,393,153	$(146,657)	$1,246,496
Basic Earnings Per Share Attributable to Weatherford:			
Income from Continuing Operations	$ 2.06	$ (0.22)	$ 1.84
Loss from Discontinued Operation	(0.02)	—	(0.02)
Net Income	$ 2.04	$ (0.22)	$ 1.82
Diluted Earnings Per Share Attributable to Weatherford:			
Income from Continuing Operations	$ 2.01	$ (0.21)	$ 1.80
Loss from Discontinued Operation	(0.02)	—	(0.02)
Net Income	$ 1.99	$ (0.21)	$ 1.78
Amounts Attributable to Weatherford:			
Income from Continuing Operations, Net of Taxes	$1,406,081	$(146,657)	$1,259,424
Loss from Discontinued Operation, Net of Taxes	(12,928)	—	(12,928)
Net Income	$1,393,153	$(146,657)	$1,246,496
Weighted Average Shares Outstanding:			
Basic	682,704	—	682,704
Diluted	698,178	—	698,178

The effects of the restatements on our consolidated balance sheet for the year ended December 31, 2009 follows:

	Year Ended December 31, 2009		
	Previously Reported	Adjustments	Restated
	(In thousands, except par value)		
Current Assets:			
Cash and Cash Equivalents	$ 252,519	$ —	$ 252,519
Accounts Receivable	2,504,876	6,072	2,510,948
Inventories	2,239,762	(1,468)	2,238,294
Current Deferred Tax Assets	259,077	—	259,077
Other Current Assets	884,372	(163,257)	721,115
Total Current Assets	6,140,606	(158,653)	5,981,953
Property, Plant and Equipment			
Land, Buildings and Leasehold Improvements	976,274	—	976,274
Rental and Service Equipment	7,534,467	—	7,534,467
Machinery and Other	1,919,086	—	1,919,086
	10,429,827	—	10,429,827
Less: Accumulated Depreciation	3,438,248	2,200	3,440,448
	6,991,579	(2,200)	6,989,379
Goodwill	4,156,105	—	4,156,105
Other Intangible Assets	778,786	(6,000)	772,786
Equity Investments	542,667	(9,529)	533,138
Other Assets	256,440	6,889	263,329
Total Assets	$18,866,183	$(169,493)	$18,696,690
Current Liabilities:			
Short-term Borrowings and Current Portion of Long-term Debt	$ 869,581	$ —	$ 869,581
Accounts Payable	1,002,359	—	1,002,359
Accrued Salaries and Benefits	274,199	—	274,199
Income Taxes Payable	—	201,647	201,647
Other Current Liabilities	650,749	2,165	652,914
Total Current Liabilities	2,796,888	203,812	3,000,700
Long-term Debt	5,847,258	—	5,847,258
Other Liabilities	423,333	(12,974)	410,359
Total Liabilities	9,067,479	190,838	9,258,317
Shareholders' Equity:			
Shares	761,077	—	761,077
Capital in Excess of Par Value	4,642,800	—	4,642,800
Treasury Shares, at Cost	(616,048)	—	(616,048)
Retained Earnings	4,817,101	(360,331)	4,456,770
Accumulated Other Comprehensive Income	114,742	—	114,742
Weatherford Shareholders' Equity	9,719,672	(360,331)	9,359,341
Noncontrolling Interests	79,032	—	79,032
Total Shareholders' Equity	9,798,704	(360,331)	9,438,373
Total Liabilities and Shareholders' Equity	$18,866,183	$(169,493)	$18,696,690

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effects of the restatements on our consolidated balance sheet for the year ended December 31, 2008 follows:

	Year Ended December 31, 2008		
	Previously Reported	Adjustments	Restated
	(In thousands, except par value)		
Current Assets:			
Cash and Cash Equivalents	$ 238,398	$ —	$ 238,398
Accounts Receivable	2,442,848	—	2,442,848
Inventories	2,088,342	(4,182)	2,084,160
Current Deferred Tax Assets	270,252	—	270,252
Other Current Assets	530,442	(700)	529,742
Total Current Assets	5,570,282	(4,882)	5,565,400
Property, Plant and Equipment			
Land, Buildings and Leasehold Improvements	756,416	—	756,416
Rental and Service Equipment	6,246,278	—	6,246,278
Machinery and Other	1,610,474	—	1,610,474
	8,613,168	—	8,613,168
Less: Accumulated Depreciation	2,690,996	—	2,690,996
	5,922,172	—	5,922,172
Goodwill	3,530,915	—	3,530,915
Other Intangible Assets	701,483	—	701,483
Equity Investments	515,770	(6,245)	509,525
Other Assets	235,891	4,801	240,692
Total Assets	$16,476,513	$ (6,326)	$16,470,187
Current Liabilities:			
Short-term Borrowings and Current Portion of Long-term Debt	$ 1,255,947	$ —	$ 1,255,947
Accounts Payable	886,104	—	886,104
Accrued Salaries and Benefits	257,016	—	257,016
Income Taxes Payable	74,052	272,319	346,371
Other Current Liabilities	548,974	(7,322)	541,652
Total Current Liabilities	3,022,093	264,997	3,287,090
Long-term Debt	4,564,255	—	4,564,255
Other Liabilities	484,866	5,383	490,249
Total Liabilities	8,071,214	270,380	8,341,594
Shareholders' Equity:			
Shares	728,689	—	728,689
Capital in Excess of Par Value	4,059,112	—	4,059,112
Treasury Shares, at Cost	(759,477)	—	(759,477)
Retained Earnings	4,563,335	(276,706)	4,286,629
Accumulated Other Comprehensive Income	(266,761)	—	(266,761)
Weatherford Shareholders' Equity	8,324,898	(276,706)	8,048,192
Noncontrolling Interests	80,401	—	80,401
Total Shareholders' Equity	8,405,299	(276,706)	8,128,593
Total Liabilities and Shareholders' Equity	$16,476,513	$ (6,326)	$16,470,187

The effects of the restatements on our consolidated cash flow for the year ended December 31, 2009 follows:

	Year Ended December 31, 2009		
	Previously Reported	Adjustments	Restated
		(In thousands)	
Cash Flows From Operating Activities:			
Net Income	$ 279,925	$ (83,625)	$ 196,300
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	906,697	2,200	908,897
Employee Share-Based Compensation Expense	110,359	—	110,359
Bad Debt Expense	11,328	—	11,328
(Gain) Loss on Sale of Assets and Businesses, Net	(13,841)	—	(13,841)
Deferred Income Tax Provision (Benefit)	(110,324)	(20,446)	(130,770)
Excess Tax Benefits from Share-Based Compensation	(4,197)	—	(4,197)
Revaluation of Contingent Consideration	(21,073)	(3,200)	(24,273)
Other, Net	(28,835)	3,285	(25,550)
Change in Operating Assets and Liabilities, Net of Effect of Businesses Acquired:			
Accounts Receivable	100,205	(6,072)	94,133
Inventories	(46,030)	(2,714)	(48,744)
Other Current Assets	(312,950)	162,557	(150,393)
Accounts Payable	41,277	—	41,277
Other Current Liabilities	(178,751)	(57,985)	(236,736)
Other, Net	(119,468)	—	(119,468)
Net Cash Provided by Operating Activities	614,322	(6,000)	608,322
Cash Flows from Investing Activities:			
Capital Expenditures for Property, Plant and Equipment for Continuing Operations	(1,569,477)	—	(1,569,477)
Acquisitions of Businesses, Net of Cash Acquired	(9,695)	—	(9,695)
Acquisition of Intellectual Property	(34,210)	6,000	(28,210)
Acquisition of Equity Investments in Unconsolidated Affiliates	(26,999)	—	(26,999)
Proceeds from Sale of Assets and Businesses, Net	123,445	—	123,445
Net Cash Used by Investing Activities	(1,516,936)	6,000	(1,510,936)
Cash Flows From Financing Activities:			
Borrowings of Long-term Debt	1,240,300	—	1,240,300
Borrowings (Repayments) of Short-term Debt, Net	(392,920)	—	(392,920)
Repayments of Long-term Debt	(13,714)	—	(13,714)
Proceeds from Interest Rate Derivatives	63,544	—	63,544
Excess Tax Benefits from Share-Based Compensation	4,197	—	4,197
Other Financing Activities, Net	4,748	—	4,748
Net Cash (Used) Provided by Financing Activities	906,155	—	906,155
Effect of Exchange Rate Changes on Cash and Cash Equivalents	10,580	—	10,580
Net Increase in Cash and Cash Equivalents	14,121	—	14,121
Cash and Cash Equivalents at Beginning of Year	238,398	—	238,398
Cash and Cash Equivalents at End of Year	$ 252,519	$ —	$ 252,519

The effects of the restatements on our consolidated cash flow for the year ended December 31, 2008 follows:

	Year Ended December 31, 2008		
	Previously Reported	Adjustments	Restated
		(In thousands)	
Cash Flows From Operating Activities:			
Net Income	$ 1,427,425	$(146,657)	$ 1,280,768
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	731,808	—	731,808
Employee Share-Based Compensation Expense	101,416	—	101,416
Bad Debt Expense	5,970	—	5,970
(Gain) Loss on Sale of Assets and Businesses, Net	(110,326)	—	(110,326)
Deferred Income Tax Provision (Benefit)	(80,692)	(3,618)	(84,310)
Excess Tax Benefits from Share-Based Compensation	(10,032)	—	(10,032)
Loss from Discontinued Operation	12,928	—	12,928
Other, Net	(18,557)	6,245	(12,312)
Change in Operating Assets and Liabilities, Net of Effect of Businesses Acquired:			
Accounts Receivable	(461,239)	—	(461,239)
Inventories	(581,981)	22,134	(559,847)
Other Current Assets	(168,140)	700	(167,440)
Accounts Payable	230,596	—	230,596
Other Current Liabilities	62,715	121,196	183,911
Other, Net	(31,104)	—	(31,104)
Net Cash Provided by Operating Activities-Continuing Operations	1,110,787	—	1,110,787
Net Cash Used by Operating Activities-Discontinued Operation	(6,219)	—	(6,219)
Net Cash Provided by Operating Activities	1,104,568	—	1,104,568
Cash Flows from Investing Activities:			
Capital Expenditures for Property, Plant and Equipment for Continuing Operations	(2,484,163)	—	(2,484,163)
Acquisitions of Businesses, Net of Cash Acquired	(798,530)	—	(798,530)
Acquisition of Intellectual Property	(24,079)	—	(24,079)
Acquisition of Equity Investments in Unconsolidated Affiliates	(11,568)	—	(11,568)
Proceeds from Sale of Assets and Businesses, Net	297,285	—	297,285
Net Cash Used by Investing Activities-Continuing Operations	(3,021,055)	—	(3,021,055)
Net Cash Provided by Investing Activities-Discontinued Operation	11,000	—	11,000
Net Cash Used by Investing Activities	(3,010,055)	—	(3,010,055)
Cash Flows From Financing Activities:			
Borrowings of Long-term Debt	1,498,874	—	1,498,874
Borrowings (Repayments) of Short-term Debt, Net	477,821	—	477,821
Repayments of Long-term Debt	(20,541)	—	(20,541)
Proceeds from Interest Rate Derivatives	(638)	—	(638)
Excess Tax Benefits from Share-Based Compensation	10,032	—	10,032
Other Financing Activities, Net	11,983	—	11,983
Net Cash (Used) Provided by Financing Activities-Continuing Operations	1,977,531	—	1,977,531
Net Cash Provided by Financing Activities-Discontinued Operations	—	—	—
Net Cash (Used) Provided by Financing Activities	1,977,531	—	1,977,531
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(4,360)	—	(4,360)
Net Increase in Cash and Cash Equivalents	67,684	—	67,684
Cash and Cash Equivalents at Beginning of Year	170,714	—	170,714
Cash and Cash Equivalents at End of Year	$ 238,398	$ —	$ 238,398

3. Business Combinations

Effective January 1, 2009, we adopted a new accounting standard for business combinations. This standard established principles and requirements for how a company recognizes assets acquired, liabilities assumed, contingencies and contingent consideration measured at fair value at the acquisition date. The statement also established disclosure requirements that enable users to evaluate the nature and financial effect of business combinations.

We have acquired businesses we feel are important to our long-term growth strategy. Results of operations for acquisitions are included in the accompanying Consolidated Statements of Income from the date of acquisition. The balances included in the Consolidated Balance Sheets related to recent acquisitions are based on preliminary information and are subject to change when final asset valuations are obtained and the potential for liabilities has been evaluated. The purchase price is allocated to the net assets acquired based upon their estimated fair values at the date of acquisition.

In July 2009, we acquired the Oilfield Services Division ("OFS") of TNK-BP. In this transaction, we acquired drilling, well workover and cementing services operations in West Siberia, East Siberia and the Volga-Urals region. We issued 24.3 million shares valued at approximately $450 million. Under our sale and purchase agreement dated May 29, 2009, if TNK-BP sold the shares it received in consideration for the transaction for a price less than $18.50 per share prior to June 29, 2010, we were obligated to pay TNK-BP additional consideration in an amount equal to the difference between the price at which the shares were sold and $18.50. On June 24, 2010, we entered into an amendment that modified the provisions relating to the value guarantee mechanism to allow the parties additional time to settle the amount of consideration received by TNK-BP under the agreement. The settlement date was extended from June 29, 2010 to the earlier of (a) December 1, 2010, or (b) 30 days after the third business day following our public announcement of our quarterly earnings for the third quarter of 2010. In addition, the base dollar amount used to calculate potential guarantee payments was increased from $18.50 to $19.50.

The accounting guidance for business combinations requires contingent consideration to be recognized at its acquisition date fair value. Based on the terms of the arrangement, we classified the contingent consideration for the OFS acquisition as a liability. Such liabilities are required to be remeasured to fair value at each reporting date until the contingency is resolved, with any changes in fair value recognized in earnings. We estimated the fair value of the contingent consideration for the OFS acquisition to be a liability of $84 million at the date of acquisition and $60 million at December 31, 2009. The valuation of the contingent consideration was determined using a lattice-based model incorporating the term of the contingency, the price of our shares over the relevant periods and the volatility of our stock price. In November 2010, TNK-BP informed us that 23.1 million shares issued to them had been sold below the guaranteed share price at a weighted average price of $17.47. In accordance with the contingent consideration arrangement we paid TNK-BP approximately $47 million and recognized a gain of approximately $13 million on settlement. All remeasurement gains and losses have been recorded in the Selling, General and Administrative Attributable to Segments line in the Condensed Consolidated Statements of Income. In 2010, we also paid TNK-BP $44 million in accordance with the working capital adjustment provisions of the OFS acquisition agreement and, in the third quarter of 2010, finalized the valuation of the assets and liabilities acquired in the OFS acquisition.

In November 2008, we acquired a group of affiliated companies in Latin America. Consideration for the transaction totaled approximately $160 million, which was comprised of approximately six million shares valued at approximately $65 million, non-cash consideration of approximately $75 million and cash of approximately $20 million. Additional consideration of up to $65 million was contingent on the occurrence of future events and circumstances. In December 2010, we paid $5 million under the contingent consideration provisions and recorded it as an addition to goodwill in our Latin America segment in accordance with the accounting guidance in effect on the date of acquisition.

In August 2008, we acquired International Logging, Inc. ("ILI"), a provider of surface logging and formation and evaluation and drilling related services for approximately $400 million. We allocated approximately $140 million of the purchase price to intangible assets (See Note 9).

We also acquired various other businesses during the years ended December 31, 2010, 2009 and 2008 for cash consideration of approximately $52 million, $54 million and $380 million, respectively. In addition, other 2010 acquisitions included the issuance of approximately two million shares valued at $28 million, other 2009 acquisitions included the issuance of approximately 11 million shares valued at $222 million and other 2008 acquisitions included the issuance of approximately two million shares valued at approximately $65 million.

4. Equity Investment Acquisition

We acquired a 33% ownership interest in Premier Business Solutions ("PBS") in June 2007 for approximately $330 million. PBS conducts business in Russia and is an electric submersible pump manufacturer. In January 2008, we sold our electrical submersible pumps ("ESP") product line to PBS and received a combination of cash and an additional equity investment in PBS in consideration of the sale. This transaction increased our ownership percentage to 38.5%. In September 2009, we converted a $38 million note plus accrued interest due from PBS for an additional equity investment. Our ownership percentage was unchanged as the other joint venture partner also converted its notes receivable for an additional equity investment.

5. Discontinued Operation

In June 2007, our management approved a plan to sell our oil and gas development and production business. We finalized the divestiture of the business in 2008. The results of operations and cash flows of the business have been characterized in the consolidated financial statements as a discontinued operation for the year ended December 31, 2008.

Operating results of the oil and gas development and production business for the year ended December 31, 2008 were as follows (in thousands):

Revenues	$ 556
Loss Before Income Taxes	$25,811
Benefit for Income Taxes	12,883
Loss from Discontinued Operation, Net of Taxes	$12,928

The 2008 loss includes charges of approximately $21 million associated with a settlement of a legal dispute regarding the business. These charges were partially offset by an $11 million gain, net of taxes, recognized upon the finalization of the divestiture.

6. Cash Flow Information

Gain on Sales of Assets and Businesses, Net

Gain on sales of assets and businesses, net for the year ended December 31, 2008 of $110 million includes a $19 million write-off of fixed assets resulting from our exit from sanctioned countries, an $81 million gain recognized in connection with the sale of a 50% interest in a subsidiary we control to Qatar Petroleum and $48 million in gains related to our divestiture of other assets and businesses.

Non-cash Activities

We issued approximately two million shares valued at $28 million in connection with acquisitions during the year ended December 31, 2010, 35 million shares valued at approximately $673 million in connection with acquisitions during the year ended December 31, 2009 and eight million shares valued at approximately $130 million in connection with acquisitions during the year ended December 31, 2008.

During the year ended December 31, 2009, there were non-cash investing activities of approximately $18 million related to investment securities received in exchange for our sale of a business, which we liquidated in 2010. During the year ended December 31, 2008, there was a non-cash investing activity of $75 million related to our consideration for an acquisition.

Supplemental Cash Flow Information

Cash paid for interest and income taxes, net of refunds, was as follows:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Interest paid, net of capitalized interest	$403,055	$331,862	$233,468
Income taxes paid, net of refunds	350,603	389,652	271,418

7. Inventories

Inventories by category were as follows:

	December 31,	
	2010	2009
		(Restated)
	(In thousands)	
Raw materials, components and supplies	$ 383,639	$ 328,253
Work in process	114,266	115,564
Finished goods	2,092,103	1,794,477
	$2,590,008	$2,238,294

Work in process and finished goods inventories include the cost of materials, labor and manufacturing overhead.

8. Goodwill

Goodwill is evaluated for impairment on at least an annual basis. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with its carrying amount. Our reporting units are based on our regional structure and consist of the United States, Canada, Latin America, Europe, West Africa, FSU, Middle East/North Africa and Asia Pacific. We perform our annual goodwill impairment test as of October 1. Our 2010 impairment test indicated goodwill was not impaired. We will continue to test our goodwill annually as of October 1 unless events occur or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The changes in the carrying amount of goodwill for the two years ended December 31, 2010 were as follows:

	North America	Middle East/ North Africa/ Asia	Europe/ West Africa/ FSU	Latin America	Total
			(In thousands)		
Balance at December 31, 2008	$1,813,710	$675,558	$ 734,930	$306,717	$3,530,915
Acquisitions	146,504	—	245,571	—	392,075
Disposals	(6,648)	(2,659)	—	(534)	(9,841)
Purchase price and other adjustments	14,000	10,672	8,554	(16)	33,210
Foreign currency translation	129,983	15,325	56,522	7,916	209,746
Balance at December 31, 2009	2,097,549	698,896	1,045,577	314,083	4,156,105
Acquisitions	4,169	24,114	1,246	—	29,529
Disposals	—	(862)	—	—	(862)
Purchase price and other adjustments	(361)	(635)	(19,374)	(1,364)	(21,734)
Foreign currency translation	31,663	10,315	(19,844)	305	22,439
Balance at December 31, 2010	$2,133,020	$731,828	$1,007,605	$313,024	$4,185,477

9. Other Intangible Assets

The components of intangible assets were as follows:

	December 31, 2010			December 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount (Restated)	Accumulated Amortization (Restated)	Net (Restated)
			(In thousands)			
Acquired technology	$ 412,744	$(144,752)	$267,992	$ 410,115	$(109,134)	$300,981
Licenses	269,802	(119,971)	149,831	259,930	(101,884)	158,046
Patents	215,293	(80,461)	134,832	204,702	(68,086)	136,616
Customer relationships and contracts	165,701	(54,885)	110,816	160,556	(35,818)	124,738
Other	119,812	(52,854)	66,958	96,535	(44,130)	52,405
	$1,183,352	$(452,923)	$730,429	$1,131,838	$(359,052)	$772,786

Intangibles obtained through acquisitions are initially recorded at estimated fair value based on preliminary information. Final valuations are obtained within one year from the date of acquisition. The acquired technology and customer relationships are being amortized over estimated useful lives ranging from three to 15 years.

We have trademarks that are considered to have indefinite lives as we have the ability and intent to renew them indefinitely. These trademarks had a carrying value of $19 million and $20 million as of December 31, 2010 and December 31, 2009, respectively, and are included in the Other caption in the table above.

Amortization expense was $92 million, $81 million and $63 million for the years ended December 31, 2010, 2009 and 2008, respectively. Future estimated amortization expense for the carrying amount of intangible assets as of December 31, 2010 is expected to be as follows (in thousands):

2011	$89,206
2012	86,315
2013	84,045
2014	80,005
2015	67,658

10. Short-term Borrowings and Current Portion of Long-term Debt

	December 31, 2010	December 31, 2009
	(In thousands)	
Revolving credit facility	$ —	$798,500
Commercial paper program	—	—
Other short-term bank loans	18,001	53,007
Total short-term borrowings	18,001	851,507
Current portion of long-term debt	217,391	18,074
Short-term borrowings and current portion of long-term debt	$235,392	$869,581
Weighted average interest rate on short-term borrowings outstanding at end of year	8.96%	1.39%

Prior to October 2010, we maintained two revolving credit facilities with syndicates of banks available for a combination of borrowings, support for our commercial paper program and issuances of letters of credit. These facilities allowed for an aggregate availability of $1.75 billion and were scheduled to mature in May 2011. In October 2010, we entered into a $1.75 billion unsecured, revolving credit agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement replaced our existing revolving credit facilities. The Credit Agreement has a scheduled maturity date of October 15, 2013, subject to extension, and can be used for a combination of borrowings, support for our commercial paper program and issuances of letters of credit. Consistent with our prior facilities, the Credit Agreement requires us to maintain a debt-to-capitalization ratio of less than 60%. We are in compliance with these covenants at December 31, 2010. There were $64 million in outstanding letters of credit under these facilities at December 31, 2010.

We have a $1.5 billion commercial paper program under which we may from time to time issue short-term unsecured notes. The commercial paper program is supported by our revolving credit facilities.

We have short-term borrowings with various domestic and international institutions pursuant to uncommitted facilities. At December 31, 2010, we had $18 million in short-term borrowings under these arrangements with a weighted average interest rate of 9%. In addition, we had $361 million of letters of credit and bid and performance bonds under these uncommitted facilities. The carrying value of our short-term borrowings approximates their fair value as of December 31, 2010.

11. Long-term Debt

We have issued various senior notes, all of which rank equally with our existing and future senior unsecured indebtedness, have semi-annual interest payments and no sinking fund requirements. Our long-term debt consisted of the following:

	December 31,	
	2010	2009
	(In thousands)	
6.625% Senior Notes due 2011	$ 183,647	$ 352,872
5.95% Senior Notes due 2012	272,897	599,380
5.15% Senior Notes due 2013	298,586	511,273
4.95% Senior Notes due 2013	252,412	253,203
5.50% Senior Notes due 2016	358,208	359,585
6.35% Senior Notes due 2017	599,656	599,615
6.00% Senior Notes due 2018	498,050	497,782
9.625% Senior Notes due 2019	1,032,959	1,033,818
5.125% Senior Notes due 2020	798,917	—
6.50% Senior Notes due 2036	595,940	595,880
6.80% Senior Notes due 2037	298,215	298,192
7.00% Senior Notes due 2038	498,433	498,376
9.875% Senior Notes due 2039	247,136	247,118
6.75% Senior Notes due 2040	597,570	—
4.80% Secured Borrowing	172,004	—
Foreign bank and other debt denominated in foreign currencies	15,299	12,933
Capital and Other Lease Obligations	23,660	2,548
Other	3,800	2,757
	6,747,389	5,865,332
Less amounts due in one year	217,391	18,074
Long-term debt	$6,529,998	$5,847,258

The following is a summary of scheduled long-term debt maturities by year (in thousands):

2011	$ 217,391
2012	324,386
2013	572,687
2014	28,187
2015	29,634
Thereafter	5,575,104
	$6,747,389

In September 2010, we completed a $1.4 billion long-term debt offering comprised of (i) $800 million of 5.125% Senior Notes due in 2020 ("5.125% Senior Notes") and (ii) $600 million of 6.75% Senior Notes due in 2040 ("6.75% Senior Notes"). Net proceeds of $1.386 billion were used to fund our bond tender offer that commenced in September 2010 and repay short-term borrowings on our revolving credit facilities.

In September 2010, we commenced a cash tender offer for up to $700 million aggregate principal amount of specified series of our outstanding debt. Pursuant to the tender-offer terms, we repurchased $167 million of our 6.625% senior notes due 2011 and incurred an expense of $11 million for the premium we paid on the repurchase. In October 2010, we completed the tender offer by repurchasing $327 million and $206 million of our 5.95% senior notes due 2012 and 5.15% senior notes due 2013, respectively. We paid a $44 million premium on these bonds tendered and incurred a charge of $43 million in the fourth quarter of 2010.

In January 2009, we completed a $1.25 billion long-term debt offering comprised of (i) $1 billion of 9.625% Senior Notes due in 2019 ("9.625% Senior Notes") and (ii) $250 million of 9.875% Senior Notes due in 2039 ("9.875% Senior Notes").

In March 2008, we completed a $1.5 billion long-term debt offering comprised of (i) $500 million of 5.15% Senior Notes due in 2013 ("5.15% Senior Notes"), (ii) $500 million of 6.00% Senior Notes due 2018 ("6.00% Senior Notes") and (iii) $500 million of 7.00% Senior Notes due 2038 ("7.00% Senior Notes").

The weighted average effective interest rates on our Senior Notes for 2010 was 6.67%. The effective rate was determined after giving consideration to the effect of interest rate derivatives accounted for as hedges and the amortization of any discounts (See Note 13).

In June 2010, we entered into a secured loan agreement with a third-party financial institution and received proceeds of $180 million. The note bears interest at a rate of 4.8% and will be repaid in monthly installments over seven years. The loan is secured by equipment located in the United States, and is included in long-term debt on our Consolidated Balance Sheet.

12. Fair Value of Financial Instruments

Accounts Receivable Factoring

We have entered into an accounts receivable sales program to sell accounts receivable related to Latin America to third party financial institutions. We sold approximately $395 million under this program during 2010. We received cash totaling $363 million and recognized a loss of $10 million on these sales. These transactions qualified for sale accounting under the accounting standards. The remaining amounts due to us will be paid as the third party financial institution collects on the receivables. These deferred amounts are recorded as Other Current Assets in the Condensed Consolidated Balance Sheet. The proceeds received on the initial sale and $16 million for collection on the deferred amounts through December 31, 2010 are included in operating cash flows in our Consolidated Statement of Cash Flows.

Financial Instruments Measured and Recognized at Fair Value

There is a hierarchy that classifies valuation inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based upon our own assumptions used to measure assets and liabilities at fair value. Classification of a financial asset or liability within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2010, we did not have non-derivative assets or liabilities measured and recognized at fair value on a recurring basis. The following table presents our non-derivative assets and liabilities that are measured and recognized at fair value on a recurring basis as of December 31, 2009:

	December 31, 2009			
	Level 1	Level 2	Level 3 (Restated)	Total (Restated)
	(In thousands)			
Other Assets:				
Other investments	$—	$40,822	$ —	$40,822
Other Current Liabilities:				
Contingent consideration on acquisition (See Note 3)	—	—	59,563	59,563

During the first quarter of 2010, we received proceeds of approximately $42 million from the redemption of our other investments recorded at fair value at December 31, 2009. The proceeds are included in investing activities in the Condensed Consolidated Statement of Cash Flows for the period ended March 31, 2010.

The following table provides a summary of changes in fair value of our Level 3 financial liability as of December 31, 2010 and 2009:

	Year Ended December 31,	
	2010	2009 (Restated)
	(In thousands)	
Balance at beginning of period	$ 59,563	$ —
Contingent consideration on acquisition (See Note 3)	—	83,836
Payment of contingent consideration on acquisition	(46,966)	—
Gain on contingent consideration on acquisition included in earnings	(12,597)	(24,273)
Balance at end of period	$ —	$ 59,563

The gains recorded during 2010 and 2009 are included in the Selling, General and Administrative Attributable to Segments line in the Consolidated Statements of Income.

Fair Value of Other Financial Instruments

Our other financial instruments include cash and cash equivalents, foreign currency exchange contracts, interest rate swaps, accounts receivable, notes receivable, accounts payable and short and long-term debt. With the exception of long-term debt, the carrying value of these financial instruments approximates their fair value.

The fair value of outstanding debt fluctuates with changes in applicable interest rates. Fair value will exceed carrying value when the current market interest rate is lower than the interest rate at which the debt was originally issued. The fair value of a company's debt is a measure of its current value under present market conditions. It does not impact the financial statements under current accounting rules. The fair value of our long-term debt was established based on quoted market prices.

The fair value and carrying value of the our long-term debt and current portion of long-term debt is provided as follows:

	December 31,	
	2010	2009
	(In thousands)	
Fair value	$7,329,299	$6,303,203
Carrying value	6,747,389	5,865,332

13. Derivative Instruments

We are exposed to market risk from changes in foreign currency and changes in interest rates. From time to time, we may enter into derivative financial instrument transactions to manage or reduce our market risk. We manage our debt portfolio to achieve an overall desired position of fixed and floating rates and we may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions. In light of events in the global credit markets and the potential impact of these events on the liquidity of the banking industry, we continue to monitor the creditworthiness of our counterparties, which are multinational commercial banks.

The fair values of all our outstanding derivative instruments are determined using a model with Level 2 inputs including quoted market prices for contracts with similar terms and maturity dates.

Interest Rate Swaps

We use interest rate swaps to help mitigate exposures related to interest rate movements. Amounts paid or received upon termination of the interest rate swaps accounted for as fair value hedges represent the fair value of the agreements at the time of termination and are recorded as an adjustment to the carrying value of the related debt. These amounts are amortized as a reduction (in the case of gains) or as an increase (in the case of losses) to interest expense over the remaining term of the debt. As of December 31, 2010 and 2009, we had net unamortized gains of $55 million and $68 million, respectively, associated with interest rate swap terminations.

Cash Flow Hedges

In 2008, we entered into interest rate derivative instruments to hedge projected exposures to interest rates in anticipation of a debt offering. Those hedges were terminated at the time of the issuance of the debt and the loss on these hedges is being amortized from Accumulated Other Comprehensive Income to interest expense over the remaining term of the debt. As of December 31, 2010 and 2009, we had net unamortized losses of $13 million associated with our cash flow hedge terminations.

Other Derivative Instruments

As of December 31, 2010 and 2009, we had foreign currency forward contracts with notional amounts aggregating to $925 million and $1,062 million, respectively, which were entered into to hedge exposure to currency fluctuations in various foreign currencies, including, but not limited to, the British pound sterling, the Canadian dollar, the euro and the Norwegian krone. The total estimated fair value of these contracts and amounts owed associated with closed contracts resulted in a net liability of approximately $14 million and $9 million at December 31, 2010 and 2009, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in Other, Net in the accompanying Consolidated Statements of Income.

We have cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar. At December 31, 2010 and 2009, we had notional amounts outstanding of $215 million and

$263 million, respectively. The total estimated fair value of these contracts at December 31, 2010 and 2009 resulted in a liability of $35 million and $26 million, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in Other, Net in the accompanying Consolidated Statements of Income.

The fair values of outstanding derivative instruments are summarized as follows:

	December 31, 2010	December 31, 2009	Classifications
	(In thousands)		
Derivative assets not designated as hedges:			
Foreign exchange contracts	$ 8,155	$ 9,831	Other Current Assets
Derivative liabilities not designated as hedges:			
Foreign exchange contracts	21,664	18,939	Other Current Liabilities
Cross-currency swap contracts	34,783	26,170	Other Liabilities

14. Shareholders' Equity

Accumulated other comprehensive income is comprised of the following:

	December 31, 2010	2009	2008
		(In thousands)	
Cumulative translation adjustment	$193,077	$188,768	$(190,317)
Cumulative defined benefit plan adjustments	(28,195)	(60,636)	(62,444)
Deferred loss on derivative instruments, net of amortization	(12,764)	(13,390)	(14,000)
	$152,118	$114,742	$(266,761)

Changes in our Issued and Treasury shares during the years ended December 31, 2010, 2009 and 2008 were as follows:

	Issued	Treasury
	(In thousands)	
Balance at December 31, 2007	727,204	(49,018)
Shares issued for acquisitions	—	7,709
Equity awards granted, vested and exercised	1,433	924
Other	52	18
Balance at December 31, 2008	728,689	(40,367)
Shares issued for acquisitions	29,578	5,398
Equity awards granted, vested and exercised	—	6,030
Other	180	138
Balance at December 31, 2009	758,447	(28,801)
Shares issued for acquisitions	—	1,780
Equity awards granted, vested and exercised	—	4,181
Other	—	202
Balance at December 31, 2010	758,447	(22,638)

Authorized Shares

At December 31, 2010, we were authorized to issue 1,137,669,955 registered shares and conditionally authorized to issue 379,223,318 registered shares.

Warrants

At December 31, 2010, we had outstanding warrants to purchase up to 12.9 million of our shares at a price of $15.00 per share. The warrants remain exercisable until February 28, 2012 and are subject to adjustment for changes in our capital structure or the issuance of dividends in cash, securities or property. Upon exercise by the holders, settlement may occur through physical delivery, net share settlement, net cash settlement or a combination of those choices. The net cash settlement option upon exercise is at our sole discretion.

15. Share-Based Compensation

Incentive Plans

The Weatherford International Ltd. 2006 Omnibus Incentive Plan ("Omnibus Plan") provides for awards of options, stock appreciation rights, restricted share awards ("RSA"), restricted share units ("RSU"), performance share awards, performance unit awards, other share-based awards and cash-based awards to any employee or our non-employee directors. In June 2010, the Weatherford International Ltd. 2010 Omnibus Incentive Plan ("2010 Omnibus Plan") was approved by our shareholders. This plan permits the grant of options, stock appreciation rights, restricted share awards, restricted share units, performance share awards, performance unit awards, other share-based awards and cash-based awards to any employee, non-employee director and other individual service providers or any affiliate. The 2010 Omnibus Plan is similar to our 2006 Omnibus Plan.

The provisions of each award vary based on the type of award granted and are specified by the Compensation Committee of our Board of Directors. Those awards, such as stock options that are based on a specific contractual term, will be granted with a term not to exceed ten years. Upon grant of an RSA, the participant has the rights of a shareholder, including but not limited to the right to vote such shares and the right to receive any dividends paid on such shares. Recipients of RSU awards do not have the rights of a shareholder until such date as the shares are issued or transferred to the recipient. As of December 31, 2010, approximately 8.4 million shares were available for grant under the 2010 Omnibus Plan and approximately 1.8 million shares were available for grant under the 2006 Omnibus Plan.

Share-Based Compensation Expense

We recognized the following employee share-based compensation expense during the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Share-based compensation	$98,725	$110,359	$101,416
Related tax benefit	34,554	38,626	35,496

Options

A summary of option activity for the year ended December 31, 2010, is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding at December 31, 2009	12,848,036	$ 8.42	5.08	$124,787
Granted	—	—		
Exercised	(1,008,492)	4.78		
Forfeited	(20,000)	23.75		
Outstanding at December 31, 2010	11,819,544	8.70	4.20	166,624
Vested or Expected to Vest at December 31, 2010	11,819,544	8.70	4.20	166,624
Exercisable at December 31, 2010	11,482,894	8.37	4.18	165,698

Stock options are granted with an exercise price equal to or greater than the fair market value of our shares as of the date of grant. We use the Black-Scholes option pricing model to determine the fair value of stock options awarded. The estimated fair value of our stock options is expensed over their vesting period, which is generally one to four years. There were no stock options granted during 2010, 2009 or 2008. The intrinsic value of stock options exercised during 2010, 2009 and 2008 was $12 million, $18 million and $46 million, respectively. As of December 31, 2010, there was less than $1 million of unrecognized compensation expense related to our unvested stock options, which is expected to be recognized over a weighted average period of less than one year.

Restricted Share Awards and Restricted Share Units

A summary of RSAs and RSUs activity for the year ended December 31, 2010 is presented below:

	RSA	Weighted Average Grant Date Fair Value	RSU	Weighted Average Grant Date Fair Value
Non-Vested at December 31, 2009	6,541,985	$22.84	6,292,484	$23.20
Granted	523,800	15.99	852,311	16.74
Vested	(2,367,280)	21.56	(2,014,697)	22.58
Forfeited	(430,412)	24.73	(914,670)	20.43
Non-Vested at December 31, 2010	4,268,093	22.59	4,215,428	22.76

RSAs and RSUs vest based on continued employment, generally over a two to five-year period. The fair value of RSAs and RSUs is determined based on the closing price of our shares on the date of grant. The total fair value, less assumed forfeitures, is expensed over the vesting period. The weighted-average grant date fair value of RSAs and RSUs granted during the years ended 2010, 2009 and 2008 was $16.45, $13.67 and $32.55, respectively. The total fair value of RSAs and RSUs vested during the years ended 2010, 2009 and 2008 was $96 million, $99 million and $40 million, respectively. As of December 31, 2010, there was $144 million of unrecognized compensation expense related to unvested RSAs and RSUs, which is expected to be recognized over a weighted average period of two years.

Performance Units

During 2010, we issued performance units, which will vest ratably over a three-year period assuming continued employment and if the Company meets certain market-based performance goals. The weighted average grant date fair value of our performance units was determined through use of the Monte Carlo simulation method. As of December 31, 2010, there was $8 million of unrecognized compensation expense related to performance units.

A summary of performance unit activity for the year ended December 31, 2010 is presented below:

	Performance Units	Weighted Average Grant Date Fair Value
Granted	1,089,517	$12.41
Forfeited	(103,062)	13.19
Non-Vested at December 31, 2010	986,455	12.32

Executive Deferred Compensation Plan

Under our Executive Deferred Compensation Stock Ownership Plan (the "EDC Plan"), a portion of the compensation for certain key employees, including officers and employee directors, can be deferred for payment after retirement or termination of employment. We established a grantor trust to fund the benefits under the EDC Plan. The funds provided to such trust are invested by an independent trustee in shares of our stock, which are purchased by the trustee on the open market. The assets of the trust are available to satisfy the claims of all our general creditors in the event of bankruptcy or insolvency. Accordingly, the shares held by the trust and our liability under the EDC Plan are included in the accompanying Consolidated Balance Sheets as Treasury Shares. Effective December 31, 2008, we suspended the EDC Plan. While the plan is suspended, no new participants may join the plan and no further deferrals of compensation or matching contributions will be made under the plan unless and until our Board of Directors determines otherwise.

16. Retirement and Employee Benefit Plans

We have defined contribution plans covering certain employees. Contribution expenses related to these plans totaled $43 million, $36 million and $32 million in 2010, 2009 and 2008, respectively.

Effective for the year ended December 31, 2009, we adopted an update to existing accounting standards that amends the requirements for employers' disclosures about plan assets for defined benefit pension and other postretirement plans. The objectives of this update are to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, significant concentration of risk within the company's plan assets, and, for fair value measurements determined using significant unobservable inputs, a reconciliation of changes between the beginning and ending balances.

We have defined benefit pension and other postretirement benefit plans covering certain U.S. and international employees. Plan benefits are generally based on factors such as age, compensation levels and years of service.

The changes in benefit obligations were as follows:

	Year Ended December 31,			
	2010		2009	
	United States	International	United States	International
	(In thousands)			
Benefit obligation at beginning of year	$143,399	$130,686	$121,922	$143,408
Adjustment to beginning of year benefit obligation(1)	—	—	—	(34,139)
Service cost	1,032	5,205	3,085	6,964
Interest cost	4,634	6,858	7,805	7,195
Plan participants' contributions	—	—	—	227
Amendments	—	150	30,244	—
Curtailments	(34,143)	(1,608)	(1,341)	(176)
Settlements	(32,779)	(3,044)	(12,881)	—
Divestitures	—	(902)	—	—
Actuarial (gain)/loss	7,905	17,637	(4,312)	(7,273)
Currency fluctuations	—	(4,007)	—	16,871
Benefits paid	(836)	(3,524)	(1,123)	(2,391)
Benefit obligation at end of year	$ 89,212	$147,451	$143,399	$130,686

(1) See note following change in plan assets.

We have a supplemental executive retirement plan ("SERP"), which provides pension benefits to certain executives upon retirement. This plan is a nonqualified, unfunded retirement plan and was amended effective March 31, 2010, to freeze the benefits under the plan. This resulted in the curtailment shown above for the U.S. The SERP was further amended effective April 8, 2010, to allow participants a one-time option to convert their vested, fixed-amount, dollar-denominated benefits under the SERP into equity-denominated benefits. The amendment permitted participants in the SERP to make a one-time irrevocable election before June 7, 2010 to convert between 50% and 100% of their cash balance under the plan into units representing the right to receive registered shares in the Company. During May 2010, the remaining participants elected to convert approximately $76 million of their cash entitlement into approximately 4.7 million shares, which was based on the closing share price on the date of the election. In addition, during 2010, four executives in the plan left the Company resulting in the settlement shown above for the U.S. At December 31, 2010, the projected benefit obligation of the SERP was $77 million.

The changes in plan assets were as follows:

	Year Ended December 31,			
	2010		2009	
	United States	International	United States	International
	(In thousands)			
Fair value of plan assets at beginning of year	$ 8,176	$ 89,553	$ 7,096	$ 96,593
Adjustment to beginning of year fair value of plan assets(1)	—	—	—	(34,139)
Actual return on plan assets	1,073	6,564	1,715	8,212
Employer contributions	526	7,273	341	8,383
Plan participants' contributions	—	—	—	227
Settlements	—	(3,044)	—	—
Divestitures	—	(430)	—	—
Currency fluctuations	—	(3,275)	—	12,140
Benefits paid	(836)	(2,737)	(976)	(1,863)
Fair value of plan assets at end of year	8,939	93,904	8,176	89,553
Funded status	$(80,273)	$(53,547)	$(135,223)	$(41,133)

(1) Effective January 1, 2009, our disclosures for one of our international plans reflect the defined benefit related amounts only. In previous years, the plan calculations included both the defined benefit obligations and assets and the defined contribution obligations and assets as the plan is not formally divided. In an effort to provide clarity to the defined benefit obligation specifically, we requested that the actuary begin to capture the data separately starting in 2009. As a result, the defined contribution obligation and assets were carved out of the disclosure as shown above and only the true defined benefit obligations and assets remain. In addition, the expense shown in the defined benefit disclosure for the year ended December 31, 2009, is only the defined benefit related expense for this plan and the defined contribution related expense for this plan is disclosed with our other sponsored defined contribution plans at the beginning of this footnote.

The amounts recognized in the Consolidated Balance Sheets were as follows:

	December 31,			
	2010		2009	
	United States	International	United States	International
	(In thousands)			
Noncurrent assets	$ —	$ 2,642	$ —	$ 4,526
Current liabilities	(66)	(826)	(10,886)	(542)
Noncurrent liabilities	(80,207)	(55,363)	(124,337)	(45,117)

Amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost were as follows:

	December 31,			
	2010		2009	
	United States	International	United States	International
	(In thousands)			
Net loss	$14,506	$25,988	$41,113	$10,903
Net prior service costs (credit)	498	(601)	40,631	(811)
Net transition asset	—	—	—	(16)
Total accumulated other comprehensive income	$15,004	$25,387	$81,744	$10,076

The accumulated benefit obligation for defined benefit pension plans was $84 million and $104 million at December 31, 2010 and 2009, respectively, for the U.S. plans and $129 million and $116 million at December 31, 2010 and 2009, respectively, for the international plans.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets or accumulated benefit obligations in excess of plan assets as of December 31, 2010 and 2009 were as follows:

	2010		2009	
	United States	International	United States	International
	(In thousands)			
Plans with projected benefit obligation in excess of plan assets:				
Projected benefit obligation	$89,212	$116,617	$143,399	$100,953
Fair value of plan assets	8,939	60,428	8,176	55,295
Plans with accumulated benefit obligation in excess of plan assets:				
Accumulated benefit obligation	83,877	73,728	103,752	69,750
Fair value of plan assets	8,939	32,665	8,176	32,362

The components of net periodic benefit cost during the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010		2009		2008	
	United States	International	United States	International	United States	International
	(In thousands)					
Service cost	$ 1,032	$ 5,205	$ 3,085	$ 6,964	$ 2,879	$13,557
Interest cost	4,634	6,858	7,805	7,195	6,017	9,905
Expected return on plan assets	(595)	(4,712)	(630)	(4,031)	(687)	(8,700)
Amortization of transition asset	—	—	—	(4)	—	(4)
Amortization of prior service cost (credit)	1,578	(42)	3,908	(48)	1,833	(47)
Settlements/curtailments	37,126	(1,188)	4,760	—	5,621	(126)
Amortization of net loss	1,320	(76)	6,340	993	3,862	319
Net periodic benefit cost	$45,095	$ 6,045	$25,268	$11,069	$19,525	$14,904

Other changes in plan assets and benefit obligations recognized in other comprehensive income during the years ended December 31, 2010 and 2009 were as follows:

	2010		2009	
	United States	International	United States	International
	(In thousands)			
New Activity:				
Net (gain) loss for the year	$(26,716)	$14,177	$ (6,738)	$(11,550)
Net prior service cost for the year	—	150	30,244	—
Reclassification Adjustments:				
Net loss	109	1,250	(10,037)	(993)
Prior service credit (cost)	(40,133)	42	(4,971)	48
Transition asset	—	14	—	4
Total other comprehensive income	$(66,740)	$15,633	$ 8,498	$(12,491)

Amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2011 are as follows:

	United States	International
	(In thousands)	
Net loss	$734	$821
Prior service costs (credit)	88	(63)

Prior service costs are amortized using an alternative straight-line method over the average remaining service period of employees expected to receive plan benefits. Assumed long-term rates of return on plan assets, discount rates and rates of compensation increases vary for the different plans according to the local economic conditions.

The weighted average assumption rates used for benefit obligations were as follows:

	Year Ended December 31,	
	2010	2009
Discount rate:		
United States plans	3.25 - 4.50%	5.25%
International plans	1.59 - 7.50	1.68 - 8.00
Rate of compensation increase:		
United States plans	—	6.00
International plans	2.00 - 4.50	2.00 - 4.70

The weighted average assumption rates used for net periodic benefit costs were as follows:

	Year Ended December 31,		
	2010	2009	2008
Discount rate:			
United States plans	5.25%	5.75 - 6.25%	5.75 - 6.00%
International plans	1.68 - 8.00	1.68 - 6.00	1.94 - 5.60
Expected return on plan assets:			
United States plans	7.00	7.00	7.00
International plans	4.60 - 6.46	4.20 - 7.05	4.20 - 7.34
Rate of compensation increase:			
United States plans	—	8.00	8.00
International plans	2.00 - 4.70	2.00 - 5.15	2.00 - 4.77

In determining the overall expected long-term rate of return for plan assets, we take into consideration the historical experience as well as future expectations of the asset mix involved. As different investments yield different returns, each asset category must be reviewed individually and then weighted for significance in relation to the total portfolio.

The following table presents the fair values of the Company's pension plan assets as of December 31, 2010. United States and International plans are combined below as there is only one United States plan with assets. For an explanation of the various levels, see Note 12.

	Level 1	Level 2	Total
		(In thousands)	
Investment funds(1)	$—	$ 93,904	$ 93,904
Common/collective trust funds(2)	—	8,939	8,939
Total assets at fair value	$—	$102,843	$102,843

(1) These international funds invest in the following: 5% cash, 9% U.S. equities, 39% non-U.S. equities, 37% non-U.S. fixed income securities, 6% property and 4% other.

(2) These U.S. funds invest in 63% equities and 37% fixed income securities.

The following table presents the fair values of the Company's pension plan assets as of December 31, 2009. United States and International plans are combined below as there is only one United States plan with assets. For an explanation of the various levels, see Note 12.

	Level 1	Level 2	Total
		(In thousands)	
Investment funds(1)	$ —	$86,765	$86,765
Common/collective trust funds(2)	—	8,176	8,176
Cash	2,788	—	2,788
Total assets at fair value	$2,788	$94,941	$97,729

(1) These international funds invest in the following: 4% cash, 6% U.S. equities, 39% non-U.S. equities, 41% non-U.S. fixed income securities, 7% property and 3% other.

(2) These U.S. funds invest in 62% equities and 38% fixed income securities.

Common/collective trust funds are valued at the net asset value of shares in the fund as determined by the issuer which are based on the fair value of the underlying assets. Investment funds are valued by the issuer based on the fair value of the underlying assets.

In the U.S., our investment strategy includes a balanced approach with target allocation percentages of 60% equity investments and 40% fixed income investments. For the international plans, the assets are invested primarily in equity investments as they are expected to provide a higher long-term rate of return. Our pension investment strategy worldwide prohibits a direct investment in our own stock.

In 2011, we expect to contribute less than $1 million in the U.S. and $8 million internationally to our pension and other postretirement benefit plans. In addition, the following benefit payments, which reflect expected future service and anticipated settlements, as appropriate, are expected to be paid:

	United States	International
	(In thousands)	
2011	$10,546	$ 2,941
2012	8,411	2,035
2013	7,806	3,709
2014	7,051	3,088
2015	6,554	4,045
2016-2020	53,876	25,397

17. Income Taxes

As discussed in Note 2, we have restated our provision for income taxes and related balance sheet accounts for 2009 and 2008 in the following tables below. The components of Income from Continuing Operations Before Income Taxes were as follows:

	Year Ended December 31,		
	2010	2009	2008
		(Restated) (In thousands)	(Restated)
Domestic	$ 18,104	$(470,793)	$ 519,074
Foreign	186,485	754,276	1,147,459
	$204,589	$ 283,483	$1,666,533

Our income tax benefit (provision) from continuing operations consisted of the following:

	Year Ended December 31,		
	2010	2009	2008
		(Restated) (In thousands)	(Restated)
Current;			
U.S. federal and state income taxes	$ (34,898)	$ 75,532	$(118,446)
Foreign	(207,790)	(293,485)	(338,701)
Total current	(242,688)	(217,953)	(457,147)
Deferred:			
U.S. federal	(72,370)	69,221	73,837
Foreign	17,337	61,549	10,473
Total deferred	(55,033)	130,770	84,310
	$(297,721)	$ (87,183)	$(372,837)

The restatement increased our provision for income taxes by $68 million in 2009 and $123 million in 2008, primarily due to the income tax consequences of certain intercompany transactions inappropriately tax-effected. The correction of the tax-effect of these intercompany transactions resulted in an increase to our current tax expense of $100 million in 2009 and an increase of $106 million in 2008. In addition, we recorded other adjustments to our tax provision to correct for certain errors and items recorded in the improper period. These other adjustments resulted in a decrease to our total tax provision in 2009 of $32 million, which is primarily comprised of an adjustment to the cumulative differences between book and tax basis of fixed assets and intangibles and an adjustment related to differences between accrued tax expense and tax expense per the filed tax returns. Our total 2008 tax provision was increased by $17 million, which is primarily comprised of an adjustment related to differences between accrued tax expense and tax expense per the filed tax returns.

The difference between the tax (provision) benefit at the statutory federal income tax rate and the tax (provision) benefit attributable to Income from Continuing Operations Before Income Taxes for the three years ended December 31, 2010 is analyzed below:

	Year Ended December 31,		
	2010	2009 (Restated)	2008 (Restated)
		(In thousands)	
Statutory federal income tax rate	$ (71,606)	$(99,219)	$(583,287)
Effect of state income tax, net and alternative minimum tax	(6,693)	(8,268)	(11,177)
Effect of domestic non-deductible expenses	(8,873)	(11,005)	(20,610)
Change in valuation allowance	(31,641)	(636)	(4,574)
Effect of foreign income tax, net	(153,754)	37,159	258,222
Change in income tax reserve	(20,615)	(7,101)	(9,302)
Effect of change in statutory rates	(1,428)	6,365	(1,782)
Other	(3,111)	(4,478)	(327)
	$(297,721)	$(87,183)	$(372,837)

The effect of foreign income taxes for 2009 and 2008 above includes the effect of the restatement for the intercompany transactions inappropriately tax-effected.

During 2010, we recorded expense of approximately $124 million related to the restructuring of our Latin America operations. During 2008, we recorded a benefit of approximately $100 million related to foreign taxes paid that will be used to reduce our future United States tax liability. Both of these adjustments are presented in effect of foreign income tax, net for 2010 and 2008.

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the jurisdictions in which we have operations. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability for financial reporting.

The components of the net deferred tax asset (liability) attributable to continuing operations were as follows:

	December 31,	
	2010	2009 (Restated)
	(In thousands)	
Deferred tax assets:		
Domestic and foreign operating losses	$ 525,163	$ 447,521
Accrued liabilities and reserves	136,809	157,429
Tax credits	52,348	102,289
Other differences between financial and tax basis	49,028	98,247
Differences between financial and tax basis inventory	62,057	47,258
Valuation allowance	(102,794)	(70,349)
Total deferred tax assets	722,611	782,395
Deferred tax liabilities:		
Property, plant and equipment	(316,682)	(275,475)
Goodwill and other intangibles	(192,906)	(179,413)
Unremitted foreign earnings	—	(22,585)
Other differences between financial and tax basis	(50,231)	(60,940)
Total deferred tax liabilities	(559,819)	(538,413)
Net deferred tax assets	$ 162,792	$ 243,982

The overall increase in the valuation allowance in 2010 is primarily attributable to the establishment of a valuation allowance against net operating losses ("NOLs") and tax credits in various jurisdictions. Management's assessment is that the character and nature of future taxable income may not allow us to realize the tax benefits of the NOLs and tax credits within the allowable carryforward period. Therefore, an appropriate valuation allowance has been made.

In 2010, we did not provide additional taxes for the anticipated repatriation of earnings of our foreign subsidiaries because their earnings are deemed to be indefinitely reinvested, which represents a change from the prior year. As a result of this change, we recognized a tax benefit in 2010 of $23 million. If the earnings in our foreign subsidiaries were not indefinitely reinvested as of December 31, 2010, the estimated tax expense would be approximately $144 million, net.

At December 31, 2010, we had approximately $1.7 billion of NOLs, $85 million of which were generated by certain domestic subsidiaries prior to their acquisition by us. The use of these acquired domestic NOLs is subject to limitations imposed by the Internal Revenue Code and is also restricted to the taxable income of the subsidiaries generating these losses. Loss carryforwards, if not utilized, will expire at various dates from 2011 through 2030.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period is as follows:

	Year Ended December 31,		
	2010	2009	2008
		(Restated) (In thousands)	(Restated)
Balance at beginning of year	$ 63,466	$55,979	$44,577
Additions as a result of tax positions taken during a prior period	20,059	13,007	11,263
Reductions as a result of tax positions taken during a prior period	(15,526)	(2,259)	(71)
Additions as a result of tax positions taken during the current period	4,106	1,991	2,977
Reductions relating to settlements with taxing authorities	(9,397)	(3,933)	(2,767)
Reductions as a result of a lapse of the applicable statute of limitations	(1,986)	(1,319)	—
Balance at end of year	$ 60,722	$63,466	$55,979

Our tabular reconciliation of unrecognized tax benefits above has been restated primarily to correct for unrecognized tax benefits that had been inappropriately included in current income taxes payable. This resulted in an increase to the beginning balance of unrecognized tax benefits of $11 million in 2009 and $7 million in 2008.

All of the unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate.

To the extent penalties and interest would be assessed on any underpayment of income tax, such amounts have been accrued and classified as a component of income tax expense in the financial statements. This is an accounting policy election made by us that is a continuation of our historical policy and will continue to be consistently applied in the future. We recognized a benefit of approximately $4 million relating to interest for the period ended December 31, 2010. We recognized $8 million and $2 million of expense relating to interest for the periods ended December 31, 2009 and 2008, respectively. We recognized approximately $1 million and $5 million of penalties for the years ended December 31, 2010 and 2009 respectively. Penalties during the year ended December 31, 2008 were immaterial. The amounts in the table above exclude accrued interest and penalties of $23 million, $28 million and $14 million at December 31, 2010, 2009 and 2008, respectively.

We are subject to income tax in many of the approximately 100 countries where we operate including major operations in the United States, the United Kingdom, and Canada. Many of our subsidiaries are open to examination in the United Kingdom and Canada dating from 2003 through December 31, 2010. We are open to examination in the United States for tax years ended December 31, 2005 through December 31, 2009.

We do not anticipate a significant change in the balance of unrecognized tax benefits within the next 12 months.

18. Disputes, Litigation and Contingencies

U.S. Government and Internal Investigations

We are currently involved in government and internal investigations involving various areas of our operations.

Until 2003, we participated in the United Nations oil-for-food program governing sales of goods and services into Iraq. The U.S. Department of Justice ("DOJ") and the SEC have undertaken investigations of our participation in the oil-for-food program and have subpoenaed certain documents in connection with these investigations. We have cooperated fully with these investigations. We have retained legal counsel, reporting to our audit committee, to investigate this matter. We have begun negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The U.S. Department of Commerce, Bureau of Industry & Security, Office of Foreign Assets Control ("OFAC"), DOJ and SEC have undertaken investigations of allegations of improper sales of products and services by the Company and its subsidiaries in certain sanctioned countries. We have cooperated fully with this investigation. We have retained legal counsel, reporting to our audit committee, to investigate these matters and to cooperate fully with these agencies. We have begun negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigation, financial or otherwise.

In light of this investigation and of U.S. and foreign policy environment and the inherent uncertainties surrounding these countries, we decided in September 2007 to direct our foreign subsidiaries to discontinue doing business in countries that are subject to comprehensive U.S. economic and trade sanctions, specifically Cuba, Iran, and Sudan, as well as Syria. Effective September 2007, we ceased entering into any new contracts in these countries and began an orderly discontinuation and winding down of our existing business in these sanctioned countries. Effective March 31, 2008, we substantially completed our winding down of business in these countries. We can complete the withdrawal process only pursuant to licenses issued by OFAC. Our remaining activities in Iran, Sudan and Syria include ongoing withdrawal activities such as attempts to collect accounts receivable, attempts to settle tax liabilities or legal claims and attempts to recover or liquidate assets, including equipment and funds. Certain of our subsidiaries continue to conduct business in countries such as Myanmar that are subject to more limited U.S. trading sanctions.

The DOJ and SEC are investigating our compliance with the Foreign Corrupt Practices Act ("FCPA") and other laws worldwide. We have retained legal counsel, reporting to our audit committee, to investigate these matters and to cooperate fully with the DOJ and SEC. As part of our investigations, we have uncovered potential violations of U.S. law in connection with activities in West Africa. We have begun negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The DOJ, SEC and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trade sanctions laws, the FCPA and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several public corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. These agencies are seeking to impose penalties against us for past conduct, but the ultimate amount of any penalties we may pay currently cannot be reasonably estimated. Under trade sanctions laws, the DOJ may also seek to impose modifications to business practices, including immediate cessation of all business activities in specific countries or other limitations that decrease our business, and modifications to compliance programs, which may increase compliance costs. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations. In addition, our historical activities in sanctioned countries, such as Sudan and Iran, could result in certain investors, such as government sponsored pension funds, divesting or not investing in our registered shares. Based on available information, we cannot predict what, if any, actions the DOJ, SEC or other authorities will take in our situation or the effect any such actions will have on our consolidated financial position or results of operations. To the extent we violated trade sanctions laws, the FCPA, or other laws or regulations, fines and other penalties may be imposed. Because these matters are now pending before the indicated agencies, there can be no assurance that actual fines or penalties, if any, will not have a material adverse effect on our business, financial condition, liquidity or results of operations.

To date, we have incurred $49 million for costs in connection with our exit from sanctioned countries and incurred $113 million for legal and professional fees in connection with complying with and conducting these on-going investigations.

Macondo Litigation

On April 20, 2010, the Deepwater Horizon rig operating under contract with BP at the Macondo well in the Gulf of Mexico exploded and sank, resulting in 11 deaths, several injuries and significant damages to property and the environment.

Weatherford provided the following services and products to BP on the Macondo well: (1) connected and tightened four intermediate casing strings and one tapered production string ("long string"); (2) furnished a liner hanger on one casing string; (3) furnished centralizers, most of which were not used in the well, and (4) provided float equipment on the long string. The float equipment consisted of a reamer shoe, a float collar and wiper plugs. The float collar is designed to control backflow or ingress of the cement through the shoe track while the cement hardens. At the time of the explosion, Weatherford had two employees on the Deepwater Horizon; they sustained minor injuries.

As a result of the explosion, approximately 400 lawsuits were filed, mainly for personal injuries, wrongful death and pollution damage. Weatherford is currently named, along with BP and other defendants, in several dozen of these lawsuits. The United States Judicial Panel on Multidistrict Litigation issued an order centralizing most of these cases in the Federal District Court for the Eastern District of Louisiana. The pollution damage complaints generally refer to the Oil Pollution Act of 1990 ("OPA") and allege, among other things, negligence and gross negligence by Weatherford and other defendants. They allege that Weatherford and the other defendants are responsible for property damage, trespass, nuisance and economic loss as a result of environmental pollution and generally seek awards of unspecified economic, compensatory, and punitive damages, as well as injunctive relief. Additional lawsuits may be filed in the future relating to the Macondo incident.

Weatherford was not designated as a "Responsible Party," as that term is defined by OPA. Therefore, Weatherford was not charged with responsibility for cleaning up the oil or handling any claims. The Responsible Party may make a claim for contribution against any other party it alleges contributed to the oil spill. Since Weatherford has not been named a Responsible Party, we intend to seek to be dismissed from any and all OPA-related claims and to seek indemnity from any and all liability under OPA.

In the master service contract between BP and Weatherford, under which Weatherford provided products and services to BP related to the Macondo well, BP agreed to "save, indemnify, release, defend and hold harmless [Weatherford, its subcontractors and their affiliates, directors, officers and employees] from and against any claim of whatsoever nature arising from pollution and/or contamination including without limitation such pollution or contamination from the reservoir". BP further agreed to "save, indemnify, release, defend and hold harmless [Weatherford, its subcontractors and their affiliates, directors, officers and employees] from and against any claims, losses, damages, costs (including legal costs) expenses and liabilities resulting from...blowout, fire, explosion, cratering or any uncontrolled well condition (including the costs to control a wild well and the removal of debris)". These indemnity provisions include direct claims asserted against Weatherford by third parties and any claim by BP for contribution under OPA. These indemnities apply regardless of the cause of the condition giving rise to the claim. The indemnities exclude claims for injury to Weatherford's employees and subcontractors. However, as injuries to our two employees were minor, we do not anticipate any significant liabilities with respect to our employees.

We believe that the indemnification obligations of BP are valid and enforceable. However, BP may seek to avoid its indemnification obligations. Should a court determine that the wrongful death and personal injury indemnity provisions are unenforceable, Weatherford might be liable for injuries to, or the death of, BP personnel and personnel of third party contractors if a case is adversely determined. The cause of the Macondo incident remains under investigation and has yet to be determined.

If BP were to avoid its indemnities regarding personal injury and a case is adversely determined against Weatherford with respect to the Macondo incident, Weatherford believes its exposure to personal injury/death claims is within the limits of its insurance coverage. Weatherford has a self-insured retention of $2 million. Above that amount, Weatherford has aggregate liability insurance coverage with limits of $303 million. Weatherford believes all claims for personal injury made against Weatherford, even if they are not covered by indemnity from BP, are covered under its various liability insurance policies, up to the $303 million in limits. Weatherford has met individually with its insurers to discuss this matter. While some of our insurers have sent notices stating that they lack sufficient information to adequately assess coverage issues at this time, we do not currently anticipate there will be a substantive coverage dispute amongst Weatherford and its insurers.

We do not expect that we will have liability for these claims, but the litigation surrounding these matters is complex and likely to continue for some time, and the damages claimed are significant. We cannot predict the ultimate outcome of these claims.

Weatherford is cooperating fully with the investigations of the accident initiated by various agencies of the U.S. Government and, to the extent requested, has responded to several subpoenas, information and document requests, and requests for testimony of employees.

Shareholder Litigation

In June and July 2010, shareholders filed suit in Weatherford's name against those directors in place before June 2010 and certain current and former members of management relating to the U.S. government and internal investigations disclosed above and in our SEC filings since 2007. In March 2011, shareholders filed suit relating to the matters described in Note 2 above and Item 9A of our Form 10-K below. We will investigate these claims appropriately. We cannot predict the ultimate outcome of these claims.

Other Disputes

As a result of discussions with a customer, we reviewed how the dual exchange rate might affect amounts we receive for our U.S. dollar-denominated receivables in Venezuela. We believe our contracts are legally enforceable and our customers continue to accept our invoices. However, based on the current political and economic environment in Venezuela, we believe a loss is probable. Accordingly, we recorded a reserve of $32 million against this exposure in the fourth quarter of 2010.

Our former Senior Vice President and General Counsel (the "Executive") left the Company in June 2009. The Executive had employment agreements with us that terminated on his departure. There is currently a dispute between the Executive and us as to the amount of compensation we are obligated to pay under these employment agreements based on the Executive's separation. This dispute has not resulted in a lawsuit being filed. It is our belief that an unfavorable outcome regarding this dispute is not probable, and as such, we have not accrued for $9 million of the Executive's claimed severance and other benefits.

Additionally, we are aware of various disputes and potential claims and are a party in various litigation involving claims against us, some of which are covered by insurance. For claims, disputes and pending litigation in which we believe a negative outcome is probable and a loss can be reasonably estimated, we have recorded a liability for the expected loss. These liabilities are immaterial to our financial condition and results of operations. In addition we have certain claims, disputes and pending litigation in which we do not believe a negative outcome is probable. If one or more negative outcomes were to occur, the impact to our financial condition could be as high as $180 million.

19. Commitments

We are committed under various operating lease agreements primarily related to office space and equipment. Generally, these leases include renewal provisions and rental payments, which may be adjusted for taxes, insurance and maintenance related to the property. Future minimum rental commitments under noncancellable operating leases are as follows (in thousands):

2011	$115,679
2012	88,466
2013	60,152
2014	45,099
2015	34,368
Thereafter	188,164
	$531,928

Total rent expense incurred under operating leases was approximately $321 million, $367 million and $188 million for the years ended December 31, 2010, 2009 and 2008, respectively.

20. Segment Information

Reporting Segments

We report the following regions as separate, distinct reporting segments: (1) North America, (2) Middle East/ North Africa/Asia, (3) Europe/West Africa/FSU and (4) Latin America. Financial information by segment is summarized below. Revenues are attributable to countries based on the ultimate destination of the sale of products or performance of services. The total assets and capital expenditures for the years ended December 31, 2010, 2009 and 2008, do not include the assets or activity of our discontinued operation. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Results for 2009 and 2008 have been restated to correct for previously identified immaterial errors affecting operating income that were recorded in improper periods (See Note 2).

	Year Ended December 31, 2010				
	Net Operating Revenues	Income from Operations	Depreciation and Amortization	Capital Expenditures	Total Assets at December 31, 2010
	(In thousands)				
North America	$ 4,166,881	$ 695,607	$ 327,539	$242,235	$ 6,569,694
Middle East/North Africa/Asia	2,450,503	264,647	304,993	380,581	4,921,588
Europe/West Africa/FSU	1,984,429	241,298	212,010	106,050	3,626,904
Latin America(a)	1,618,984	53,843	181,136	219,661	2,728,061
	10,220,797	1,255,395	1,025,678	948,527	17,846,247
Corporate and Research and Development	—	(387,399)	21,656	28,017	1,285,407
Revaluation of Contingent Consideration	—	12,597	—	—	—
Other(b)	—	(99,140)	—	—	—
Total	$10,220,797	$ 781,453	$1,047,334	$976,544	$19,131,654

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2009				
	Net Operating Revenues	Income from Operations	Depreciation and Amortization	Capital Expenditures	Total Assets at December 31, 2009
	(Restated)	(Restated)	(Restated) (In thousands)		(Restated)
North America	$2,762,264	$ 190,877	$315,746	$ 276,457	$ 6,347,978
Middle East/North Africa/Asia	2,372,798	440,371	257,065	817,635	4,572,498
Europe/West Africa/FSU	1,618,664	224,666	167,308	206,559	3,586,895
Latin America	2,079,279	279,888	152,567	228,180	3,125,376
	8,833,005	1,135,802	892,686	1,528,831	17,632,747
Corporate and Research and Development	—	(371,645)	16,211	40,646	1,063,943
Revaluation of Contingent Consideration	—	24,273	—	—	—
Other(c)	—	(100,566)	—	—	—
Total	$8,833,005	$ 687,864	$908,897	$1,569,477	$18,696,690

	Year Ended December 31, 2008				
	Net Operating Revenues	Income from Operations	Depreciation and Amortization	Capital Expenditures	Total Assets at December 31, 2008
		(Restated)	(In thousands)		(Restated)
North America	$4,460,147	$1,105,924	$310,054	$ 602,876	$ 6,536,410
Middle East/North Africa/Asia	2,391,520	563,438	196,443	1,123,751	4,322,475
Europe/West Africa/FSU	1,539,190	374,888	119,957	393,532	2,631,648
Latin America	1,209,707	279,646	93,942	312,382	2,010,313
	9,600,564	2,323,896	720,396	2,432,541	15,500,846
Corporate and Research and Development	—	(328,871)	11,412	51,622	969,341
Other(d)	—	(39,857)	—	—	—
Total	$9,600,564	$1,955,168	$731,808	$2,484,163	$16,470,187

(a) Latin America for the year ended December 31, 2010 includes a $76 million charge for revisions to our profitability estimates on our project management contracts in Mexico and a $32 million reserve taken against accounts receivable balances in Venezuela in light of the country's economic prognosis.

(b) Other for the year ended December 31, 2010 includes a $38 million charge related to our SERP which was frozen on March 31, 2010, $61 million for severance and facility closure costs and $7 million for legal and professional fees incurred in connection with our on-going investigations. These charges were offset by a $7 million benefit related to the reversal of prior cost accruals for our exit from certain sanctioned countries.

(c) Other for the year ended December 31, 2009 includes $45 million for legal and professional fees incurred in connection with on-going investigations by the U.S. government, $52 million for severance and facility closure costs associated with reorganization activities and $4 million in costs related to the Company's withdrawal from certain sanctioned countries.

(d) Other for the year ended December 31, 2008 includes $56 million for costs incurred in connection with the Company's withdrawal from sanctioned countries, $47 million in legal and professional fees incurred in connection with the Company's on-going investigations by the U.S. government and $18 million for severance costs incurred for restructuring activities. These charges were partially offset by an $81 million gain recognized as a result of the Company selling its 50% interest in a subsidiary it controlled to Qatar Petroleum for cash consideration of $113 million.

Products and Services

We are a diversified international energy service and manufacturing company that provides a variety of services and equipment to the exploration, production and transmission sectors of the oil and natural gas industry. The composition of our consolidated revenues by product line is as follows:

	Year Ended December 31,		
	2010	2009	2008
Drilling Services	17%	16%	16%
Artificial Lift Systems	15	14	17
Well Construction	14	15	15
Integrated Drilling	12	14	6
Stimulation & Chemicals	12	8	7
Completion Systems	8	11	10
Drilling Tools	8	8	11
Wireline	6	6	8
Re-entry & Fishing	6	6	7
Pipeline & Specialty Services	2	2	3
Total	100%	100%	100%

Geographic Areas

Financial information by geographic area for each of the three years ended December 31, 2010, is summarized below. Long-lived assets are long-term assets excluding deferred tax assets of $107 million, $74 million and $40 million at December 31, 2010, 2009 and 2008, respectively.

	Revenues from Unaffiliated Customers			Long-lived Assets		
	2010	2009 (Restated)	2008	2010	2009 (Restated)	2008 (Restated)
	(In thousands)					
United States	$ 3,197,064	$2,118,922	$3,392,945	$ 4,209,399	$ 4,317,191	$ 4,156,196
Mexico	617,350	1,230,605	293,224	372,238	407,603	356,210
Canada	969,818	643,342	1,067,202	1,187,136	1,197,723	1,039,899
Other Countries	5,436,565	4,840,136	4,847,193	6,763,399	6,717,822	5,312,038
	$10,220,797	$8,833,005	$9,600,564	$12,532,172	$12,640,339	$10,864,343

21. Quarterly Financial Data (Unaudited)

Restated results for 2010 include a reduction to net income of approximately $28 million, $21 million and $50 million for the first, second and third quarters, respectively, primarily attributable to the error in determining the tax consequences of intercompany amounts over multiple years (See Note 2).

Restated results for 2009 include a reduction to net income of approximately $37 million, $21 million and $46 million for the first, second and third quarters, respectively, primarily attributable to the error in determining the tax consequences of intercompany amounts over multiple years (See Note 2). Net income for the fourth quarter of 2009 increased $20 million as a result of the restatement. The increase in the fourth quarter was primarily the result of income tax benefits related to basis difference adjustments between the book and tax basis of fixed assets and intangibles, partially offset by income tax expense related to an adjustment to correct an error in the calculation of the tax consequences of intercompany amounts. Results for 2010 and 2009 have been restated from our previously filed Form 10-K to correct the allocation of the full year impact of the restatement adjustments among the fiscal quarters.

	Quarter				
	First (Restated)	Second (Restated)	Third (Restated)	Fourth (Restated)	Total
	(In thousands, except per share amounts)				
2010					
Revenues	$2,331,067	$2,437,163	$2,529,752	$2,922,815	$10,220,797
Gross Profit	578,607	630,412	633,896	794,601	2,637,516
Net Income (Loss) Attributable to Weatherford	(68,357)	(47,890)	94,653	(86,331)	(107,925)
Basic Earnings (Loss) Per Share	$ (0.09)	$ (0.06)	$ 0.13	$ (0.12)	$ (0.15)
Diluted Earnings (Loss) Per Share	$ (0.09)	$ (0.06)	$ 0.13	$ (0.12)	$ (0.15)

	Quarter				
	First (Restated)	Second (Restated)	Third (Restated)	Fourth (Restated)	Total (Restated)
	(In thousands, except per share amounts)				
2009					
Revenues	$2,254,631	$1,998,427	$2,144,947	$2,435,000	$8,833,005
Gross Profit	716,019	549,623	546,048	558,673	2,370,363
Net Income (Loss) Attributable to Weatherford	128,008	20,935	31,754	(10,556)	170,141
Basic Earnings (Loss) Per Share	$ 0.18	$ 0.03	$ 0.04	$ (0.01)	$ 0.24
Diluted Earnings (Loss) Per Share	$ 0.18	$ 0.03	$ 0.04	$ (0.01)	$ 0.24

22. Other Disclosures Required by Swiss Law

Balance Sheet Item

Information regarding insurance coverage on our property, plant and equipment is presented in Note 15 (Insurance) in the Weatherford International Ltd. stand-alone statutory financial statements.

Statement of Income Item

Information regarding our personnel expenses is presented in Note 16 (Personnel Expenses) in the Weatherford International Ltd. stand-alone statutory financial statements.

Compensation and Security Ownership of Board Members and Executive Officers

The compensation and security ownership of members of the Board of Directors of Weatherford International Ltd. and of Weatherford executive officers is presented in Note 8 (Board of Directors Compensation), Note 9 (Executive Management Compensation) and Note 10 (Share Ownership — Board of Directors and Executive Management) in the Weatherford International Ltd. stand-alone statutory financial statements.

Risk Assessment

Weatherford International Ltd.'s risk assessment is presented in Note 11 (Risk Assessment Disclosure) of the Weatherford International Ltd. stand-alone statutory financial statements.

23. Consolidating Financial Statements

As discussed in Note 2, we have restated financial information for 2009 and 2008.

During the first quarter of 2009, we completed a transaction that changed our place of incorporation from Bermuda to Switzerland. A new Swiss corporation named Weatherford International Ltd. was formed and is now the ultimate parent of the Weatherford group ("Parent"). The Parent guarantees the obligations of Weatherford International Ltd. incorporated in Bermuda ("Weatherford Bermuda") and Weatherford International, Inc. incorporated in Delaware ("Weatherford Delaware") noted below.

The following obligations of Weatherford Delaware were guaranteed by Weatherford Bermuda as of December 31, 2010 and 2009: (i) the 6.625% Senior Notes, (ii) the 5.95% Senior Notes, (iii) the 6.35% Senior Notes and (iv) the 6.80% Senior Notes.

The following obligations of Weatherford Bermuda were guaranteed by Weatherford Delaware at December 31, 2009: (i) the revolving credit facilities, (ii) the 4.95% Senior Notes, (iii) the 5.50% Senior Notes, (iv) the 6.50% Senior Notes, (v) the 5.15% Senior Notes, (vi) the 6.00% Senior Notes, (vii) the 7.00% Senior Notes, (viii) the 9.625% Senior Notes, (ix) the 9.875% Senior Notes and (x) issuances of notes under the commercial paper program.

In September 2010, Weatherford Bermuda issued $800 million of 5.125% Senior Notes due 2020 and $600 million of 6.75% Senior Notes due 2040, both of which are guaranteed by Weatherford Delaware. As a result of these transactions, the following obligations of Weatherford Bermuda were guaranteed by Weatherford Delaware at December 31, 2010: (i) the revolving credit facility, (ii) the 4.95% Senior Notes, (iii) the 5.50% Senior Notes, (iv) the 6.50% Senior Notes, (v) the 5.15% Senior Notes, (vi) the 6.00% Senior Notes, (vii) the 7.00% Senior Notes, (viii) the 9.625% Senior Notes, (ix) the 9.875% Senior Notes, (x) the 5.125% Senior Notes, (xi) the 6.75% Senior Notes and (xii) issuances of notes under the commercial paper program.

As a result of these guarantee arrangements, we are required to present the following condensed consolidating financial information. The accompanying guarantor financial information is presented on the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for our share in the subsidiaries' cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions. Certain prior year amounts have been reclassified to conform to the current year presentation.

Condensed Consolidating Balance Sheet
December 31, 2010
(In thousands)

	Parent	Bermuda	Delaware	Other Subsidiaries	Eliminations	Consolidation
ASSETS						
Current Assets:						
Cash and Cash Equivalents	$ 124	$ 113,443	$ 11,433	$ 290,772	$ —	$ 415,772
Other Current Assets	10,018	9,107	85,342	5,971,828	—	6,076,295
Total Current Assets	10,142	122,550	96,775	6,262,600	—	6,492,067
Equity Investments in Affiliates	9,143,623	15,304,005	7,401,552	11,308,896	(43,158,076)	—
Shares Held in Parent	—	—	94,105	468,801	(562,906)	—
Intercompany Receivables, Net	—	2,233,910	420,066	—	(2,653,976)	—
Other Assets	8,124	39,318	294,821	12,297,324	—	12,639,587
Total Assets	$9,161,889	$17,699,783	$8,307,319	$30,337,621	$(46,374,958)	$19,131,654
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current Liabilities:						
Short-term Borrowings and Current Portion of Long-Term Debt	$ —	$ 7,887	$ 201,676	$ 25,829	$ —	$ 235,392
Accounts Payable and Other Current Liabilities	21,657	133,850	114,023	2,078,057	—	2,347,587
Total Current Liabilities	21,657	141,737	315,699	2,103,886	—	2,582,979
Long-term Debt	—	5,170,323	1,324,743	34,932	—	6,529,998
Intercompany Payables, Net	226,167	—	—	2,427,809	(2,653,976)	—
Other Long-term Liabilities	5,924	77,049	2,115	468,742	—	553,830
Total Liabilities	253,748	5,389,109	1,642,557	5,035,369	(2,653,976)	9,666,807
Weatherford Shareholders' Equity	8,908,141	12,310,674	6,664,762	25,238,336	(43,720,982)	9,400,931
Noncontrolling Interests	—	—	—	63,916	—	63,916
Total Liabilities and Shareholders' Equity	$9,161,889	$17,699,783	$8,307,319	$30,337,621	$(46,374,958)	$19,131,654

Condensed Consolidating Balance Sheet
December 31, 2009
(Restated)
(In thousands)

	Parent	Bermuda	Delaware	Other Subsidiaries	Eliminations	Consolidation
ASSETS						
Current Assets:						
Cash and Cash Equivalents	$ 102	$ 47	$ 421	$ 251,949	$ —	$ 252,519
Other Current Assets	496	11,163	98,033	5,619,742	—	5,729,434
Total Current Assets	598	11,210	98,454	5,871,691	—	5,981,953
Equity Investments in Affiliates	9,183,803	14,952,128	6,527,676	11,441,274	(42,104,881)	—
Shares Held in Parent	—	—	108,268	507,780	(616,048)	—
Intercompany Receivables, Net	—	1,671,487	1,017,215	—	(2,688,702)	—
Other Assets	9,376	68,960	190,174	12,446,227	—	12,714,737
Total Assets	$9,193,777	$16,703,785	$7,941,787	$30,266,972	$(45,409,631)	$18,696,690
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current Liabilities:						
Short-term Borrowings and Current Portion of Long-Term Debt	$ —	$ 352,373	$ 1,868	$ 515,340	$ —	$ 869,581
Accounts Payable and Other Current Liabilities	46,160	107,984	116,404	1,860,571	—	2,131,119
Total Current Liabilities	46,160	460,357	118,272	2,375,911	—	3,000,700
Long-term Debt	—	3,988,162	1,848,191	10,905	—	5,847,258
Intercompany Payables, Net	36,611	—	—	2,652,091	(2,688,702)	—
Other Long-term Liabilities	8,132	132,155	2,309	267,763	—	410,359
Total Liabilities	90,903	4,580,674	1,968,772	5,306,670	(2,688,702)	9,258,317
Weatherford Shareholders' Equity	9,102,874	12,123,111	5,973,015	24,881,270	(42,720,929)	9,359,341
Noncontrolling Interests	—	—	—	79,032	—	79,032
Total Liabilities and Shareholders' Equity	$9,193,777	$16,703,785	$7,941,787	$30,266,972	$(45,409,631)	$18,696,690

Condensed Consolidating Statement of Income
Year Ended December 31, 2010
(In thousands)

	Parent	Bermuda	Delaware	Other Subsidiaries	Eliminations	Consolidation
Revenues	$ —	$ —	$ —	$10,220,797	$ —	$10,220,797
Costs and Expenses	(39,534)	(45,767)	(2,993)	(9,351,050)	—	(9,439,344)
Operating Income (Loss)	(39,534)	(45,767)	(2,993)	869,747	—	781,453
Other Income (Expense):						
Interest Expense, Net	(982)	(285,705)	(113,343)	(5,755)	—	(405,785)
Bond Tender Premium	—	(15,447)	(38,526)	—	—	(53,973)
Devaluation of Venezuelan Bolivar	—	—	—	(63,859)	—	(63,859)
Intercompany Charges, Net	(27,143)	2,858	(187,546)	211,831	—	—
Equity in Subsidiary Income	(40,180)	22,424	1,070,951	—	(1,053,195)	—
Other, Net	(86)	239,347	(884)	(291,624)	—	(53,247)
Income (Loss) Before Income Taxes	(107,925)	(82,290)	727,659	720,340	(1,053,195)	204,589
Provision for Income Taxes	—	(5)	119,545	(417,261)	—	(297,721)
Net Income (Loss)	(107,925)	(82,295)	847,204	303,079	(1,053,195)	(93,132)
Noncontrolling Interests	—	—	—	(14,793)	—	(14,793)
Net Income Attributable to Weatherford	$(107,925)	$ (82,295)	$ 847,204	$ 288,286	$(1,053,195)	$ (107,925)

Condensed Consolidating Statement of Income
Year Ended December 31, 2009
(Restated)
(In thousands)

	Parent	Bermuda	Delaware	Other Subsidiaries	Eliminations	Consolidation
Revenues	$ —	$ —	$ —	$ 8,833,005	$ —	$ 8,833,005
Costs and Expenses	(10,609)	(25,914)	(3,011)	(8,105,607)	—	(8,145,141)
Operating Income (Loss)	(10,609)	(25,914)	(3,011)	727,398	—	687,864
Other Income (Expense):						
Interest Expense, Net	(86)	(253,403)	(114,874)	1,615	—	(366,748)
Intercompany Charges, Net	(20,776)	5,430	(143,689)	159,035	—	—
Equity in Subsidiary Income	201,603	249,409	404,287	—	(855,299)	—
Other, Net	9	208,493	(591)	(245,544)	—	(37,633)
Income (Loss) Before Income Taxes	170,141	184,015	142,122	642,504	(855,299)	283,483
Provision for Income Taxes	—	—	89,404	(176,587)	—	(87,183)
Net Income (Loss)	170,141	184,015	231,526	465,917	(855,299)	196,300
Noncontrolling Interests	—	—	—	(26,159)	—	(26,159)
Net Income Attributable to Weatherford	$170,141	$ 184,015	$ 231,526	$ 439,758	$(855,299)	$ 170,141

Condensed Consolidating Statement of Income
Year Ended December 31, 2008
(Restated)
(In thousands)

	Bermuda	Delaware	Other Subsidiaries	Eliminations	Consolidation
Revenues	$ —	$ —	$ 9,600,564	$ —	$ 9,600,564
Costs and Expenses	(35,899)	(1,684)	(7,607,813)	—	(7,645,396)
Operating Income (Loss)	(35,899)	(1,684)	1,992,751	—	1,955,168
Other Income (Expense):					
Interest Expense, Net	(127,684)	(115,721)	(274)	—	(243,679)
Intercompany Charges, Net	128,198	—	(128,198)	—	—
Equity in Subsidiary Income	1,286,557	1,371,167	—	(2,657,724)	—
Other, Net	(6,676)	(1,783)	(36,497)	—	(44,956)
Income (Loss) from Continuing Operations Before Income Taxes	1,244,496	1,251,979	1,827,782	(2,657,724)	1,666,533
Provision for Income Taxes	—	34,578	(407,415)	—	(372,837)
Income (Loss) from Continuing Operations	1,244,496	1,286,557	1,420,367	(2,657,724)	1,293,696
Income (Loss) from Discontinued Operation, Net of Taxes	2,000	—	(14,928)	—	(12,928)
Net Income (Loss)	1,246,496	1,286,557	1,405,439	(2,657,724)	1,280,768
Noncontrolling Interests	—	—	(34,272)	—	(34,272)
Net Income Attributable to Weatherford	$1,246,496	$1,286,557	$ 1,371,167	$(2,657,724)	$ 1,246,496

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2010
(In thousands)

	Parent	Bermuda	Delaware	Other Subsidiaries	Eliminations	Consolidation
Cash Flows from Operating Activities:						
Net Income (Loss)	$(107,925)	$ (82,295)	$ 847,204	$ 303,079	$(1,053,195)	$ (93,132)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:						
Charges from Parent or Subsidiary	27,143	(2,858)	187,546	(211,831)	—	—
Equity in (Earnings) Loss of Affiliates	40,180	(22,424)	(1,070,951)	—	1,053,195	—
Deferred Income Tax Benefit	—	—	(119,558)	174,591	—	55,033
Other Adjustments	11,149	(127,298)	(274)	1,282,535	—	1,166,112
Net Cash Provided (Used) by Operating Activities	(29,453)	(234,875)	(156,033)	1,548,374	—	1,128,013
Cash Flows from Investing Activities:						
Acquisitions of Businesses, Net of Cash Acquired	(91,455)	—	—	(52,101)	—	(143,556)
Capital Expenditures for Property, Plant and Equipment	—	—	—	(976,544)	—	(976,544)
Acquisition of Intellectual Property	—	—	—	(23,977)	—	(23,977)
Purchase of Equity Investment in Unconsolidated Affiliates	—	—	—	(2,405)	—	(2,405)
Proceeds from Sale of Assets and Businesses, Net	—	—	—	196,927	—	196,927
Capital Contribution to Subsidiary	—	(12,671)	(25)	—	12,696	—
Other Investing Activities	—	41,840	—	—	—	41,840
Net Cash Provided (Used) by Investing Activities	(91,455)	29,169	(25)	(858,100)	12,696	(907,715)
Cash Flows from Financing Activities:						
Borrowings (Repayments) Short-term Debt, Net	—	(344,485)	(835)	(488,990)	—	(834,310)
Borrowings (Repayments) Long-term Debt, Net	—	1,180,007	(501,269)	180,805	—	859,543
Borrowings (Repayments) Between Subsidiaries, Net	120,930	(497,066)	706,249	(330,113)	—	—
Proceeds from Capital Contribution	—	—	—	12,696	(12,696)	—
Other, Net	—	(19,354)	(37,075)	(6,652)	—	(63,081)
Net Cash Provided (Used) by Financing Activities	120,930	319,102	167,070	(632,254)	(12,696)	(37,848)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	—	—	(19,197)	—	(19,197)
Net Increase in Cash and Cash Equivalents	22	113,396	11,012	38,823	—	163,253
Cash and Cash Equivalents at Beginning of Year	102	47	421	251,949	—	252,519
Cash and Cash Equivalents at End of Year	$ 124	$ 113,443	$ 11,433	$ 290,772	$ —	$ 415,772

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2009
(Restated)
(In thousands)

	Parent	Bermuda	Delaware	Other Subsidiaries	Eliminations	Consolidation
Cash Flows from Operating Activities:						
Net Income (Loss)	$ 170,141	$ 184,015	$ 231,526	$ 465,917	$(855,299)	$ 196,300
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:						
Charges from Parent or Subsidiary	20,776	(5,430)	143,689	(159,035)	—	—
Equity in (Earnings) Loss of Affiliates	(201,603)	(249,409)	(404,287)	—	855,299	—
Deferred Income Tax Benefit	—	—	(10,008)	(120,762)	—	(130,770)
Other Adjustments	7,718	(166,010)	161,307	539,777	—	542,792
Net Cash Provided (Used) by Operating Activities	(2,968)	(236,834)	122,227	725,897	—	608,322
Cash Flows from Investing Activities:						
Acquisitions of Businesses, Net of Cash Acquired	—	—	—	(9,695)	—	(9,695)
Capital Expenditures for Property, Plant and Equipment	—	—	—	(1,569,477)	—	(1,569,477)
Acquisition of Intellectual Property	—	—	—	(28,210)	—	(28,210)
Purchase of Equity Investment in Unconsolidated Affiliates	—	—	—	(26,999)	—	(26,999)
Proceeds from Sale of Assets and Businesses, Net	—	—	—	123,445	—	123,445
Capital Contribution to Subsidiary	—	(474,465)	(39)	—	474,504	—
Net Cash Provided (Used) by Investing Activities	—	(474,465)	(39)	(1,510,936)	474,504	(1,510,936)
Cash Flows from Financing Activities:						
Borrowings (Repayments) Short-term Debt, Net	—	(429,070)	110	36,040	—	(392,920)
Borrowings (Repayments) Long-term Debt, Net	—	1,233,365	—	(6,779)	—	1,226,586
Borrowings (Repayments) Between Subsidiaries, Net	2,968	(92,973)	(194,416)	284,421	—	—
Proceeds from Capital Contribution	—	—	—	474,504	(474,504)	—
Other, Net	—	—	72,489	—	—	72,489
Net Cash Provided (Used) by Financing Activities	2,968	711,322	(121,817)	788,186	(474,504)	906,155
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	—	—	10,580	—	10,580
Net Increase in Cash and Cash Equivalents	—	23	371	13,727	—	14,121
Cash and Cash Equivalents at Beginning of Year	102	24	50	238,222	—	238,398
Cash and Cash Equivalents at End of Year	$ 102	$ 47	$ 421	$ 251,949	$ —	$ 252,519

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2008
(Restated)
(In thousands)

	Bermuda	Delaware	Other Subsidiaries	Eliminations	Consolidation
Cash Flows from Operating Activities:					
Net Income (Loss)	$ 1,246,496	$ 1,286,557	$ 1,405,439	$(2,657,724)	$ 1,280,768
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:					
Charges from Parent or Subsidiary	(128,198)	—	128,198	—	—
(Gain) Loss from Discontinued Operation	(2,000)	—	14,928	—	12,928
Equity in (Earnings) Loss of Affiliates	(1,286,557)	(1,371,167)	—	2,657,724	—
Deferred Income Tax Benefit	—	(15,687)	(68,623)	—	(84,310)
Other Adjustments	(21,284)	(120,321)	43,006	—	(98,599)
Net Cash Provided (Used) by Operating Activities — Continuing Operations	(191,543)	(220,618)	1,522,948	—	1,110,787
Net Cash Used by Operating Activities — Discontinued Operation	—	—	(6,219)	—	(6,219)
Net Cash Provided (Used) by Operating Activities	(191,543)	(220,618)	1,516,729	—	1,104,568
Cash Flows from Investing Activities:					
Acquisitions of Businesses, Net of Cash Acquired	—	—	(798,530)	—	(798,530)
Capital Expenditures for Property, Plant and Equipment	—	—	(2,484,163)	—	(2,484,163)
Acquisition of Intellectual Property	—	—	(24,079)	—	(24,079)
Purchase of Equity Investment in Unconsolidated Affiliate	—	—	(11,568)	—	(11,568)
Proceeds from Sale of Assets and Businesses, Net	—	—	297,285	—	297,285
Capital Contribution to Subsidiary	(350,966)	(5,050)	—	356,016	—
Net Cash Provided (Used) by Investing Activities — Continuing Operation	(350,966)	(5,050)	(3,021,055)	356,016	(3,021,055)
Net Cash Provided by Investing Activities — Discontinued Operation	11,000	—	—	—	11,000
Net Cash Provided (Used) by Investing Activities	(339,966)	(5,050)	(3,021,055)	356,016	(3,010,055)
Cash Flows from Financing Activities:					
Borrowings (Repayments) Short-term Debt, Net	199,054	(23,096)	301,863	—	477,821
Borrowings (Repayments) Long-term Debt, Net	1,483,931	(1,166)	(4,432)	—	1,478,333
Borrowings (Repayments) Between Subsidiaries, Net	(1,151,147)	226,581	924,566	—	—
Proceeds from Capital Contribution	—	—	356,016	(356,016)	—
Other, Net	(533)	21,910	—	—	21,377
Net Cash Provided (Used) by Financing Activities — Continuing Operations	531,305	224,229	1,578,013	(356,016)	1,977,531
Net Cash Provided (Used) by Financing Activities — Discontinued Operation	—	—	—	—	—
Net Cash Provided (Used) by Financing Activities	531,305	224,229	1,578,013	(356,016)	1,977,531
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	—	(4,360)	—	(4,360)
Net Increase (Decrease) in Cash and Cash Equivalents	(204)	(1,439)	69,327	—	67,684
Cash and Cash Equivalents at Beginning of Year	228	1,489	168,997	—	170,714
Cash and Cash Equivalents at End of Year	$ 24	$ 50	$ 238,324	$ —	$ 238,398

Item 9. *Changes in and Disagreement with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). The Company's internal controls are designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP").

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In connection with this assessment, management identified a material weakness in the Company's internal controls over financial reporting for income taxes. The Company's processes, procedures and controls related to financial reporting were not effective to ensure that amounts related to current taxes payable, certain deferred tax assets and liabilities, reserves for uncertain tax positions, the current and deferred income tax expense and related footnote disclosures were accurate. Specifically, our processes and procedures were not designed to provide for adequate and timely identification and review of various income tax calculations, reconciliations and related supporting documentation required to apply our accounting policies for income taxes in accordance with U.S. GAAP. This material weakness resulted in the restatement for material errors in the income tax accounts in the 2008 and 2009 consolidated financial statements and our condensed consolidated financial statements for each of the quarters within 2009 and 2010.

The principal factors contributing to the material weakness were: 1) inadequate staffing and technical expertise within the company related to taxes, 2) ineffective review and approval practices relating to taxes, 3) inadequate processes to effectively reconcile income tax accounts and 4) inadequate controls over the preparation of the quarterly tax provision.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — An Integrated Framework* (September 1992). Because of the material weaknesses described below, management concluded that, as of December 31, 2010, our internal control over financial reporting was not effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8.

Remediation Plan

In an effort to remediate the material weakness, the company plans to undertake the following:

- Redesign the tax accounting processes to improve the flow of information to provide for more timely generation of account reconciliations and supporting documentation that will facilitate supervision and review of the resulting account analyses;

- Hire experienced personnel within the tax and financial reporting process to ensure effective preparation and review of account reconciliations and analyses and enhance training programs for local finance and corporate personnel;
- Increase the frequency of the preparation of a formal tax basis balance sheet and reconciliations of the all tax accounts to enable more timely detection of potential errors; and
- Implement a quarterly process to highlight significant matters requiring the attention of both local finance and corporate personnel.

Evaluation of disclosure controls and procedures

At the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, the identification of a material weakness in our internal control over financial reporting, as discussed in "Management's Report on Internal Control over Financial Reporting", and our resulting inability to file this Annual Report on Form 10-K by March 1, 2011, our CEO and CFO have concluded our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms.

Changes in internal controls

Our management, including the CEO and CFO, identified no change in our internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Pursuant to General Instructions G(3), information on directors and executive officers of the Registrant and corporate governance matters will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 25, 2011.

The Company has adopted a code of ethics entitled "Code of Business Conduct," which applies to all our employees, officers and directors and our board of directors has also adopted a separate "Supplemental Code of Business Conduct" for our senior officers. Copies of these codes can also be found at www.weatherford.com.

We intend to satisfy the requirement under Item 5.05 of Form 8-K to disclose any amendments to our Code of Business Conduct and any waiver from any provision of our Code of Business Conduct by posting such information on our website at www.weatherford.com.

Item 11. ***Executive Compensation***

Pursuant to General Instructions G(3), information on executive compensation will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 25, 2011.

Item 12(a). *Security Ownership of Certain Beneficial Owners*

Pursuant to General Instructions G(3), information on security ownership of certain beneficial owners will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 25, 2011.

Item 12(b). *Security Ownership of Management*

Pursuant to General Instructions G(3), information on security ownership of management will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 25, 2011.

Item 12(d). *Securities Authorized for Issuance under Equity Compensation Plans*

The following table provides information as of December 31, 2010, about the number of shares to be issued upon vesting or exercise of equity awards including options, restricted shares, warrants and deferred stock units as well as the number of shares remaining available for issuance under our equity compensation plans.

	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
	(In thousands, except share prices)		
Plan Category:			
Equity compensation plans approved by shareholders(a)	10,629	$21.41	10,231
Equity compensation plans not approved by shareholders(b)	23,920	11.61	—
Total	34,549	14.62	10,231

(a) Includes our Omnibus Plan, which was approved by our shareholders in May 2006, and our 2010 Omnibus Plan, which was approved by our shareholders in June 2010.

(b) Includes the following compensation plans that were not approved by our shareholders: our 1998 Employee Stock Option Plan, our Non-Employee Director Deferred Compensation Plan, our Foreign Executive Deferred Compensation Stock Ownership Plan and our 2003 Restricted Share Plan. Those plans and other individual compensation arrangements that were not approved by our shareholders are described below:

Our 1998 Employee Stock Option Plan ("1998 Plan") provides for the grant of nonqualified options to purchase our shares to employees or employees of our affiliates, as determined by the Compensation Committee of our Board of Directors. The price at which shares may be purchased is based on the market price of the shares and cannot be less than the aggregate par value of the shares on the date the option was granted. Unless otherwise provided in an option agreement, no option may be exercised after one day less than 10 years from the date of vesting. Options generally become fully exercisable after three to four years from the date of grant, subject to earlier vesting in the event of the death, disability or retirement of the employee or in the event of a change of control of the Company. The 1998 Plan provides for the grant of options to purchase up to 88,000,000 shares. As of December 31, 2010, there were options to purchase an aggregate of 8,886,316 of our shares outstanding under the 1998 Plan, all of which are vested. Subsequent to the shareholder approval of our Omnibus Plan in May 2006, awards are no longer granted under the 1998 Plan.

A total of 3,898,112 options to purchase shares of our stock were granted under individual compensation arrangements with the following directors: Mr. David J. Butters, Mr. William E. Macaulay, Mr. Robert B. Millard, Mr. Robert K. Moses, Jr. and Mr. Robert A. Rayne. At December 31, 2010, there were 1,876,928 of these options outstanding under these agreements, all of which are fully vested.

Under our Non-Employee Director Deferred Compensation Plan ("DDC Plan"), each non-employee director may elect to defer up to 7.5% of any fees paid by the Company. The deferred fees were converted into non-monetary units representing shares that could have been purchased with the deferred fees based on the market price of our shares on the last day of the month in which fees were deferred. If a non-employee director elected to defer at least 5% of his fees, we made an additional contribution to the director's account equal to the sum of (1) 7.5% of the director's fees plus (2) the amount of fees deferred by the director. The non-employee directors are fully vested at all times. Our directors may generally determine when distributions will be made from the plan, but in any event all benefits under the DDC Plan will be distributed no later than January 1, 2017. The amount of the distribution will be a number of our shares equal to the number of units at the time of distribution. As of December 31, 2010, there were 121,226 deferred units outstanding under this plan. Effective December 31, 2008, we suspended the DDC Plan. While the plan is suspended, no new participants may join the plan and no further deferrals of fees or matching contributions will be made under the plan unless and until our Board of Directors determines otherwise.

We established our Foreign Executive Deferred Compensation Stock Ownership Plan for key foreign employees ("FEDC Plan") and under this plan we contribute 15% of each participant's total salary, bonus and commission compensation each year. Our contributions vest over a five-year period on the basis of 20% per year for each year of service. Under the FEDC Plan, our contributions are converted into non-monetary units equal to the number of our shares that could have been purchased with the amounts contributed based on the average closing price of our shares for each day of the month in which contributions are made. Distributions are made under the FEDC Plan after a participant retires, becomes disabled or dies or after his employment is terminated, but in any event all benefits under the FEDC Plan will be distributed no later than January 1, 2017. Distributions under the FEDC Plan are made in a number of our shares equal to the number of units allocated to the participant's account at the time of distribution. As of December 31, 2010, there were 106,632 deferred units outstanding under this plan.

In 2002, we issued warrants to purchase up to 12,928,856 of our shares at a price of $15.00 per share, which are exercisable until February 28, 2012. These warrants were issued in connection with the acquisition of intellectual property rights and not as compensation to any employee. The warrant holders may exercise the warrants and settlement may occur through physical delivery, net share settlement, net cash settlement or a combination thereof. The net cash settlement option upon exercise is at our sole discretion.

In 2003, our Board of Directors approved a restricted share plan that allows for the grant of up to 15,340,000 of our shares to our key employees and directors ("2003 Restricted Share Plan"). Restricted shares are subject to forfeiture restrictions that generally lapse after a specified period from the date of grant and are subject to earlier vesting in the event of death, retirement or a change in control. As of December 31, 2010, there were 12,534,835 shares granted net of forfeitures under the 2003 Restricted Share Plan, all of which are vested. Subsequent to the shareholder approval of our Omnibus Plan in May 2006, awards are no longer made under this plan.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Pursuant to General Instruction G(3), information on certain relationships and related transactions and director independence will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 25, 2011.

Item 14. ***Principal Accounting Fees and Services***

Pursuant to General Instruction G(3), information on principal accounting fees and services will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 25, 2011.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) The following documents are filed as part of this report or incorporated by reference:

1. The consolidated financial statements of the Company listed on page AR-43 of this report.
2. The financial statement schedule on page AR-115 of this report.
3. The exhibits of the Company listed below under Item 15(b).

(b) *Exhibits*:

Exhibit Number	Description
1.1	Underwriting Agreement, dated September 16, 2010, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International Ltd., a Swiss joint-stock corporation, Weatherford International, Inc., a Delaware corporation, and Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC and JP Morgan Securities LLC, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Registrant's Current report on Form 8-K (File No. 1-34258) filed September 22. 2010).
2.1	Stock Purchase Agreement dated June 6, 2005 by and between Precision Drilling Corporation and Weatherford International Ltd. (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registrant's Current Report on Form 8-K dated June 6, 2005 on Form 8-K/A (File No. 1-31339) filed June 9, 2005).
2.2	Agreement and Plan of Merger dated May 8, 2002, among Weatherford International, Inc., Weatherford Merger, Inc., Weatherford International Ltd. and Weatherford U.S. Holdings LLC (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-4 (Reg. No. 333-85644) filed on May 22, 2002).
2.3	Share Exchange Agreement dated as of December 10, 2008, among Weatherford International, Ltd., a Bermuda exempted company, and Weatherford International Ltd., a Swiss joint-stock corporation (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 10, 2008).
2.4	Sale and Purchase Agreement, dated as of May 29, 2009 between Weatherford International Ltd. and Novy Investments Limited (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K/A (File No. 1-34258) filed June 3, 2009).
3.1	Second Amendment dated June 24, 2010 to Sale and Purchase Agreement between Weatherford International Ltd. And Novy Investments Limited dated May 29, 2009 (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 28, 2010).
3.2	Organizational Regulations of Weatherford International Ltd. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
3.3	Articles of Association of Weatherford International Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 23, 2010)
4.1	Guarantee, dated as of October 25, 2005, of Weatherford International, Inc. for the benefit of holders of any notes issued by Weatherford International Ltd., from time to time pursuant to the Issuing and Paying Agent Agreement, dated as of October 25, 2005, between Weatherford International Ltd., Weatherford International, Inc. and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005).
4.2	Second Amended and Restated Credit Agreement dated as of May 2, 2006, among Weatherford International Ltd., Weatherford International, Inc., Weatherford Liquidity Management Hungary Limited Liability Company, JPMorgan Chase Bank, as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed May 5, 2006).

Exhibit Number	Description
4.3	Notice of Commitment Increase dated as of November 14, 2006, among Weatherford International Ltd., Weatherford International, Inc., Weatherford Liquidity Management Hungary Limited Liability Company, JPMorgan Chase Bank, as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed November 16, 2006.
4.4	Omnibus Consent and Amendment to Second Amended and Restated Credit Agreement dated January 9, 2009 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 15, 2009).
4.5	Credit Agreement, dated March 19, 2008, among Weatherford International Ltd., as borrower, Weatherford International, Inc. as guarantor, and Deutsche Bank AG Cayman Islands Branch as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 4.6 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.6	Omnibus Consent and Amendment to Credit Agreement dated January 9, 2009 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 15, 2009).
4.7	Indenture dated May 17, 1996, between Weatherford Enterra, Inc. and Bank of Montreal Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to Weatherford Enterra, Inc.'s Current Report on Form 8-K (File No. 1-7867) filed May 31, 1996).
4.8	Third Supplemental Indenture dated November 16, 2001, between Weatherford International, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form S-3 (Reg. No. 333-73770) filed November 20, 2001).
4.9	Fourth Supplemental Indenture dated June 26, 2002, among Weatherford International, Inc., Weatherford International Ltd. and The Bank of New York (as successor in interest to Bank of Montreal Trust Company) (incorporated by reference to Exhibit 4.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13086) filed August 14, 2002).
4.10	Indenture, dated October 1, 2003, among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 2, 2003).
4.11	Officers' Certificate dated as of February 17, 2006, establishing the series of 5.50% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed February 17, 2006).
4.12	Officer's Certificate, dated August 7, 2006, establishing the series of 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006).
4.13	First Supplemental Indenture, dated March 25, 2008 among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.14	Indenture, dated June 18, 2007, among Weatherford International, Inc., as issuer, Weatherford International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee, (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed on June 18, 2007).
4.15	First Supplemental Indenture, dated June 18, 2007, among Weatherford International, Inc., as issuer, Weatherford International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (including forms of notes) (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed on June 18, 2007).
4.16	Second Supplemental Indenture, dated as of January 8, 2009, among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009).

Exhibit Number	Description
4.17	Form of global note for 5.95% Senior Notes due 2012 (incorporated by reference to Exhibit 4.15 to the Registrant's Registration Statement on Form S-4 (Registration No. 333-146695) filed November 8, 2007).
4.18	Form of global note for 5.15% Senior Notes due 2013 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.19	Form of global note for 4.95% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 7, 2003).
4.20	Form of global note for 5.50% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed February 17, 2006).
4.21	Form of global note for 6.00% Senior Notes due 2018 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.22	Form of global note for 9.625% Senior Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009).
4.23	Form of $500,000 global note for 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006).
4.24	Form of $100,000 global note for 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006).
4.25	Form of global note for 6.80% Senior Notes due 2037 (incorporated by reference to Exhibit 4.17 to the Registrant's Registration Statement on Form S-4 (Registration No. 333-146695) filed November 8, 2007).
4.26	Form of global note for 7.00% Senior Notes due 2038 (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008).
4.27	Form of global note for 9.875% Senior Notes due 2039 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009).
4.28	Amended and Restated Warrant Agreement, dated effective as of July 12, 2006, by and among Weatherford International Ltd., Weatherford International, Inc. and Shell Technology Ventures, Inc. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed July 14, 2006).
4.29	Fifth Supplemental Indenture, dated as of February 26, 2009, among Weatherford International, Inc., a Delaware corporation, Weatherford International Ltd., a Bermuda exempted company, Weatherford International Ltd., a Swiss joint-stock corporation, and The Bank of New York, as successor trustee, to the Indenture dated as of May 17, 1996 (the "1996 Indenture") (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
4.30	Third Supplemental Indenture, dated as of February 26, 2009, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International, Inc., Weatherford International Ltd., a Swiss joint-stock corporation, and Deutsche Bank Trust Company Americas, as trustee, to the Indenture dated as of October 1, 2003 (the "2003 Indenture") (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
4.31	Second Supplemental Indenture, dated as of February 26, 2009, among Weatherford International, Inc., Weatherford International Ltd., a Bermuda exempted company, Weatherford International Ltd., a Swiss joint-stock corporation, and Deutsche Bank Trust Company Americas, as trustee, to the Indenture dated as of June 18, 2007 (the "2007 Indenture") (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
4.32	Registration Rights Agreement, dated as of July 27, 2009 between Weatherford International Ltd. and Novy Investments Limited (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 27, 2009).
4.33	Registration Rights Agreement, dated as of September 16, 2009 between Weatherford International Ltd. and Integrity Energy International, LLC. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 17, 2009).

Exhibit Number	Description
4.34	Fourth Supplemental Indenture, dated September 23, 2010, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International Ltd., a Swiss joint-stock corporation, Weatherford International, Inc. and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-34258) filed November 2, 2010).
4.35	Form of global note for 5.125% Senior Notes due 2020 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 22, 2010).
4.36	Form of global note for 6.750% Senior Notes due 2040 (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 22, 2010).
4.37	Form of guarantee notation (incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-K (File No. 1034258) filed September 22, 2010).
10.1	Issuing and Paying Agent Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005).
10.2	Commercial Paper Dealer Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and JPMorgan Securities Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005).
10.3	Commercial Paper Dealer Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005).
10.4	Commercial Paper Dealer Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and Merrill Lynch Money Markets Inc. (for notes with maturities up to 270 days) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (for notes with maturities over 270 days up to 397 days) (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005).
*10.5	Weatherford International Ltd. Restricted Share Plan, including form of agreement for officers and non-officers (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 on Form 10-Q/A (File No. 1-31339) filed September 15, 2004).
*10.6	Trust under Weatherford International Ltd. Nonqualified Executive Retirement Plan dated March 23, 2004 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 1-31339) filed May 6, 2004).
*10.7	Amended and Restated Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (File No. 1-13086) filed August 12, 1995).
*10.8	General Amendment of Employee Stock Option Programs of Weatherford International, Inc. dated May 9, 2003 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-31339) filed August 14, 2003).
*10.9	General Amendment of Director's Stock Option Plans and Agreements dated May 9, 2003 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-31339) filed August 14, 2003).
*10.10	Weatherford International, Inc. 1998 Employee Stock Option Plan, as amended, including form of agreement for officers (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-13086) filed March 24, 2004).
*10.11	Amendment to Stock Option Programs (incorporated by reference to Exhibit 4.19 to the Registrant's Registration Statement on Form S-8 (Reg. No. 333-36598) filed May 19, 2000).
*10.12	Indemnification Agreement, dated as of September 29, 2005, between Weatherford International Ltd. and Andrew P. Becnel (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 5, 2005).

Exhibit Number	Description
*10.13	Indemnification Agreements with Robert K. Moses, Jr. (incorporated by reference to Exhibit 10.10 to Weatherford Enterra, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1987 (File No. 1-7867)); and William E. Macaulay (incorporated by reference to Exhibit 10.2 to Weatherford Enterra, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (File No. 1-7867)).
*10.14	Indemnification Agreements with each of Bernard J. Duroc-Danner, Burt M. Martin, Stuart E. Ferguson, David J. Butters, Robert A. Rayne, Robert K. Moses, Jr., Robert B. Millard, and William E. Macaulay (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13086) filed November 13, 2002).
*10.15	Form of Stock Option Agreement for Non-Employee Directors dated September 8, 1998 (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-13086) filed March 31, 1999).
*10.16	Form of Amendment to Stock Option Agreements dated September 8, 1998 for Non-Employee Directors (incorporated by reference to Exhibit 4.17 to the Registration Statement on Form S-8 (Reg. No. 333-36598) filed May 9, 2000).
*10.17	Form of Stock Option Agreement for Non-employee Directors dated July 5, 2000 (incorporated by reference to Exhibit 4.16 to the Registration Statement on Form S-8 (Reg. No. 333-48322) filed October 20, 2000).
*10.18	Form of Stock Option Agreement for Non-employee Directors dated September 26, 2001 (incorporated by reference to Exhibit 4.19 to the Registration Statement on Form S-8 (Reg. No. 333-81678) filed January 30, 2002).
*10.19	Assumption and General Amendment of Directors' Stock Option and Benefit Programs and General Amendment of Employee Stock Option and Benefit Programs of Weatherford International, Inc. dated June 26, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13086) filed August 14, 2002).
*10.20	Indemnification Agreement dated October 27, 2006, between Weatherford International Ltd. and Jessica Abarca (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 27, 2006).
*10.21	Form of Restricted Share Unit Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.22	Form of Stock Option Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.23	Form of Restricted Share Award Agreement for Non-employee Directors pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.24	Form of Restricted Share Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.25	Form of Stock Option Award Agreement for Non-Employee Directors pursuant to Weatherford International Ltd. 2006 Omnibus Plan (incorporated by reference to Exhibit 10.49 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007).
*10.26	Indemnification Agreement, dated as of June 11, 2007, between Weatherford International Ltd. and Keith R. Morley (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed June 11, 2007).

Exhibit Number	Description
*10.27	Amended and Restated Employment Agreements dated December 31, 2008, between Weatherford International Ltd. and each of Jessica Abarca, Andrew P. Becnel, M. David Colley, Bernard J. Duroc-Danner, Stuart E. Ferguson, Burt M. Martin and Keith R. Morley (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.28	Employment Agreements effective as of January 1, 2009, between Weatherford International, Inc. and each of Jessica Abarca, Andrew P. Becnel, M. David Colley, Bernard J. Duroc-Danner, Stuart E. Ferguson, Burt M. Martin and Keith R. Morley (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.29	Weatherford International, Inc. Executive Deferred Compensation Stock Ownership Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.30	Weatherford International, Inc. Foreign Executive Deferred Compensation Stock Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.31	Weatherford International Ltd. Non-Employee Director Deferred Compensation, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.32	Weatherford International Ltd. Non-Employee Director Retirement Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.33	Weatherford Management Incentive Plan, including Form of Award Letter, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.34	Amended and Restated Weatherford International Ltd. Nonqualified Executive Retirement Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.35	Weatherford International, Inc. Supplemental Retirement Plan (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.36	Weatherford International Ltd. 2006 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.37	Amendment to Weatherford International, Inc. 1998 Employee Stock Option Plan (incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.38	Amendment to Weatherford International Ltd. Non-Employee Director Stock Option Agreements (incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008).
*10.39	Amended and Restated Employment Agreement, dated December 31, 2008, between Weatherford International Ltd. and Carel W. Hoyer (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009).
*10.40	Employment Agreement, dated February 2, 2009, between Weatherford International, Inc. and Carel W. Hoyer (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009).
*10.41	Indemnification Agreement, dated as of February 9, 2009, between Weatherford International Ltd. and Carel W. Hoyer (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009).

Exhibit Number	Description
*10.42	Indemnification Agreement, dated as of February 9, 2009, between Weatherford International, Inc. and Carel W. Hoyer (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009).
*10.43	Amended and Restated Employment Agreement, dated December 31, 2008, between Weatherford International Ltd. and James M. Hudgins (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009).
*10.44	Employment Agreement, dated February 9, 2009, between Weatherford International, Inc. and James M. Hudgins (incorporated by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009).
*10.45	Indemnification Agreement, dated as of September 4, 2002, between Weatherford International Ltd. and James M. Hudgins (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009).
*10.46	Indemnification Agreement, dated as of September 4, 2002, between Weatherford International, Inc. and James M. Hudgins (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009).
10.47	Warrant Assignment and Assumption Agreement, dated February 26, 2009, between Weatherford International Ltd., a Bermuda exempted company, and Weatherford International Ltd., a Swiss joint-stock corporation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
10.48	Guaranty Agreement, dated as of February 26, 2009, by Weatherford International Ltd., a Swiss joint-stock corporation, in favor of the lenders and certain other parties under the Second Amended and Restated Credit Agreement dated as of May 2, 2006, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International, Inc., Weatherford Liquidity Management Hungary Limited Liability Company, JPMorgan Chase Bank, as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
10.49	Guaranty Agreement, dated as of February 26, 2009, by Weatherford International Ltd., a Swiss joint-stock corporation, in favor of the lenders and certain other parties under the Credit Agreement dated as of March 19, 2008, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International, Inc., Deutsche Bank AG Cayman Islands Branch, as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
10.50	Guaranty Agreement, dated as of February 26, 2009, by Weatherford International Ltd., a Swiss joint-stock corporation, in favor of the lenders and certain other parties under the Credit Agreement dated as of October 20, 2008, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International, Inc., UBS AG, Stamford Branc, as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
10.51	Assumption and General Amendment Agreement, dated February 25, 2009, between Weatherford International Ltd., a Bermuda exempted company, and Weatherford International Ltd., a Swiss joint-stock corporation (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
10.52	Form of Indemnification Agreement of Weatherford International Ltd., a Swiss joint-stock corporation, for use with directors and executive officers (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009).
*10.53	Employment Agreement, dated as of June 8, 2009, between Weatherford International Ltd. and Joseph C. Henry (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009).
*10.54	Employment Agreement, dated as of June 8, 2009, between Weatherford International, Inc. and Joseph C. Henry (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009).

Exhibit Number	Description
*10.55	Indemnification Agreement, dated as of February 26, 2009, between Weatherford International Ltd. and Joseph C. Henry (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009).
*10.56	Employment Agreement, dated as of March 30, 2009, between Weatherford International Ltd. and William B. Jacobson (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009).
*10.57	Employment Agreement, dated as of March 30, 2009, between Weatherford International, Inc. and William B. Jacobson (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009).
*10.58	Indemnification Agreement, dated as of March 30, 2009 between Weatherford International Ltd. and William B. Jacobson (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009).
*10.59	Employment Agreement, dated as of July 21, 2009, between Weatherford International Ltd. and Peter T. Fontana (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 22, 2009).
*10.60	Employment Agreement, dated as of July 21, 2009, between Weatherford International, Inc. and Peter T. Fontana (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 22, 2009).
*10.61	Indemnification Agreement, dated as of July 21, 2009, between Weatherford International Ltd. and Peter T. Fontana (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 22, 2009).
*10.62	Form of Employment Agreement, between Weatherford International Ltd. and each of Jessica Abarca, Andrew P. Becnel, M. David Colley, Stuart E. Ferguson, and Keith R. Morley (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed December 31, 2009).
*10.63	Supplemental Executive Retirement Plan effective as of January 1, 2010, between Weatherford International Ltd. and each of Jessica Abarca, Andrew P. Becnel, M. David Colley, Bernard J. Duroc-Danner, Stuart E. Ferguson and Keith R. Morley (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed December 31, 2009).
*10.64	First amendment to the Weatherford International Ltd., Supplemental Executive Retirement Plan, effective March 31, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant's Current report on Form 8-K (File No. 1-34258) filed March 23, 2010).
*10.65	Weatherford International Ltd. Performance Unit Award Agreement, (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed March 23, 2010).
*10.66	Second amendment to the Weatherford International Ltd. Supplemental Executive Retirement Plan, effective April 8, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed April 9, 2010).
*10.67	Form of amended and restated Employment Agreement, between Weatherford International Ltd. and each of Bernard J. Duroc-Danner, Peter T. Fontana, Nicholas W. Gee, Joseph C. Henry, Carel W. J. Hoyer, James M. Hudgins and William B. Jacobson (incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed April 13, 2010).
*10.68	Form of Performance Unit Award Agreement pursuant to Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by references to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-34258) filed August 3, 2010).
*10.69	Employment Agreement, dated September 14, 2010, between Andrew P. Becnel and Weatherford International Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 15, 2010).

Exhibit Number	Description
10.70	Credit Agreement, dated as of October 15, 2010, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International Ltd., a Swiss joint-stock corporation, and other Borrowers party thereto, and Wells Fargo Bank, National Association, as a Swingline Lender, JP Morgan Chase Bank, N.A., as Administrative Agent and a Swingline Lender and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed October 19, 2010).
10.71	Guarantee Agreement, dated October 15, 2010 among Weatherford International Ltd., Weatherford International, Inc. and JP Morgan Chase Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-34258) filed November 2, 2010).
*10.72	Weatherford International Ltd. 2010 Omnibus incentive Plan (incorporated by reference to Annex C of the Registrant's Proxy Statement (File No. 1-34258) filed May 13, 2010).
*10.73	Form of Performance Unit Award Agreement for use under the Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011).
*10.74	Form of Restricted Share Unit Award Agreement for use under the Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current report on Form 8-K (File No. 1-34258) filed February 22, 2011).
*10.75	Form of Restricted Share Unit Award Agreement (U.K. version) for use under the Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011).
*10.76	Form of Restricted Share Award Agreement for use under the Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011).
*10.77	Weatherford International Ltd. Non-Equity Incentive Compensation Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011).
†21.1	Subsidiaries of Weatherford International, Ltd.
†23.1	Consent of Ernst & Young LLP.
†31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**†32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**†32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

** Furnished with this Form 10-K

† Filed herewith.

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of the Company and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. We will furnish a copy of any of such instruments to the Securities and Exchange Commission upon request.

We will furnish to any requesting shareholder a copy of any of the above named exhibits upon the payment of our reasonable expenses of obtaining, duplicating and mailing the requested exhibits. All requests for copies of exhibits should be made in writing to our U.S. Investor Relations Department at 515 Post Oak Blvd., Houston, TX 77027.

(c) *Financial Statement Schedules*

1. Valuation and qualifying accounts and allowances.

SCHEDULE II
WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES FOR THE THREE YEARS ENDED DECEMBER 31, 2010

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Collections	Deductions	Balance at End of Period
			(In thousands)		
Year Ended December 31, 2010:					
Allowance for uncollectible accounts receivable	$20,466	$56,803	$ 213	$(18,726)	$58,756
Year Ended December 31, 2009:					
Allowance for uncollectible accounts receivable	16,425	11,328	28	(7,315)	20,466
Year Ended December 31, 2008:					
Allowance for uncollectible accounts receivable	13,760	5,970	4,975	(8,280)	16,425

All other schedules are omitted because they are not required or because the information is included in the financial statements or the related notes.

Statutory Financial Statements

Weatherford International, Ltd.

For the fiscal year ended December 31, 2010

Ernst & Young Ltd
Brandschenkestrasse 100
8022 Zurich
Switzerland

Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the Annual General Meeting of
Weatherford International Ltd., Zug

Zurich, March 8, 2011

As statutory auditor, we have audited the financial statements of Weatherford International Ltd., which comprise the balance sheet, statement of income, and notes, (pages SR-2 to SR-14), for the year ended December 31, 2010.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended December 31, 2010 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ Robin Errico	/s/ Jolanda Dolente
Licensed audit expert (Auditor in charge)	Licensed audit expert

WEATHERFORD INTERNATIONAL LTD.

BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(In CHF thousands)	
ASSETS		
Current Assets:		
Cash and Cash Equivalents	116	106
Other Current Assets	9,606	509
Total Current Assets	9,722	615
Leasehold Improvements and Other	1,463	1,938
Intangible Assets	6,179	7,792
Due From Affiliates	16,101	—
Investment in Affiliates	8,627,348	8,532,414
Total Assets	8,660,813	8,542,759
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	827	—
Accrued Expenses	19,542	3,807
Total Current Liabilities	20,369	3,807
Due to Affiliates	196,436	38,500
Other Liabilities	5,572	8,439
Deferred Foreign Currency Gains	13,750	—
Total Long-Term Liabilities	215,758	46,939
Shareholders' Equity:		
Share Capital	879,798	879,798
Legal Reserve		
General Legal Reserves from Capital Contribution	7,124,852	7,646,851
Reserve for Treasury Shares from Capital Contribution	47,099	100
Free Reserves from Capital Contribution	475,000	—
Retained Earnings	(102,063)	(34,736)
Total Shareholders' Equity	8,424,686	8,492,013
Total Liabilities and Shareholders' Equity	8,660,813	8,542,759

The accompanying notes are an integral part of these statutory financial statements.

WEATHERFORD INTERNATIONAL LTD.

STATEMENTS OF INCOME

	Year Ended December 31, 2010	November 26, 2008 (inception) to December 31, 2009
	(In CHF thousands)	
Income	—	—
	—	—
Costs and Expenses:		
Foreign Exchange Gains	(7,714)	(505)
Management Fee	26,844	22,240
General and Administrative Expenses	48,197	13,001
	67,327	34,736
Loss Before Income Taxes	(67,327)	(34,736)
Net Loss	(67,327)	(34,736)

The accompanying notes are an integral part of these statutory financial statements.

WEATHERFORD INTERNATIONAL, LTD.
NOTES TO STATUTORY FINANCIAL STATEMENTS

1. General

On February 25, 2009, Weatherford International Ltd., a Swiss joint stock corporation (the "Company", "we", "Weatherford" and "Weatherford Switzerland") and Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda"), completed a share exchange transaction under the terms of a share exchange agreement, dated as of December 10, 2008. The transaction was effected by way of a scheme of arrangement under Bermuda law, for purposes of changing the Company's place of incorporation from Bermuda to Switzerland (collectively, the "Transaction"). Pursuant to the Transaction, each common share, par value U.S. $1.00 per share, of Weatherford Bermuda was exchanged for one registered share, par value 1.16 Swiss francs (CHF) per share, of Weatherford Switzerland.

2. Summary of Significant Accounting Policies

Basis of Preparation of the Financial Statements

The financial statements of the Company are prepared in accordance with the provisions of Swiss law.

Exchange Rate Differences

The Company keeps its accounting records in U.S. Dollars (USD) and translates them into Swiss Francs (CHF) for statutory reporting purposes. Assets and liabilities denominated in foreign currencies are translated into CHF using the year-end rates of exchange, except investments in affiliates and the Company's equity (other than current-year transactions), which are translated at historical rates. Income statement transactions are translated into CHF at the average rate of the year. Exchange differences arising from business transactions are recorded in the income statement, except for net unrealized gains, which are deferred in accordance to Swiss law.

Financial Assets

Investments in affiliates are valued at acquisition cost less adjustments for impairment of value.

3. Investment in Affiliates

The Company's principal investments in affiliates include:

Name of Legal Entity	Domicile	Equity Interest %
PD International Leasing Inc.	Barbados	100%
Key International Drilling Company Limited	Bermuda	100%
Weatherford Bermuda Holdings Ltd.	Bermuda	100%
Weatherford International Limited	Bermuda	100%
Weatherford Industria e Comercio Ltda.	Brazil	100%
Weatherford Drilling International (BVI) Ltd.	British Virgin Islands	100%
Weatherford Holdings (BVI) Ltd.	British Virgin Islands	100%
Weatherford Oil Tool Middle East Limited	British Virgin Islands	100%
Weatherford Canada Partnership	Canada	100%
Weatherford Global Products Limited	Cyprus	100%
Weatherford Oil Tool GmbH	Germany	100%
Weatherford Hong Kong Holdings Limited	Hong Kong	100%
Weatherford European Holdings (Luxembourg) Sarl	Luxembourg	100%
Weatherford Luxembourg S.a.r.l.	Luxembourg	100%
PD Oilfield Services Mexicana, S. de R.L. de C.V.	Mexico	100%
Weatherford de Mexico, S. de R.L. de C.V.	Mexico	100%
Al-Shaheen Well Services Company	Qatar	50%
Chernogornefteservice, LLC(1)	Russia	100%
KUIK Nizhnevartovsk LLC(1)	Russia	100%
KUIK Nyagan, LLC(1)	Russia	100%
KUIK Orenburg, LLC(1)	Russia	100%
Nizhnevartovskburneft, CJSC(1)	Russia	100%
NPRS-1, LLC(1)	Russia	100%
OBSK, LLC(1)	Russia	100%
Orenburgburneft, CJSC(1)	Russia	100%
STU, LLC(1)	Russia	100%
UKRS, LLC(1)	Russia	100%
WFT Technologies, LLC	Russia	100%
Weatherford Asia Pacific Pte Ltd.	Singapore	100%
Weatherford Holdings (Singapore) Pte. Ltd.	Singapore	100%
Weatherford Switzerland Trading and Development GmbH(1)	Switzerland	100%
Weatherford Worldwide Holdings GmbH(1)	Switzerland	100%
Weatherford U.K. Limited	U.K.	100%
ILI Acquisition Corp	U.S.	100%
Integrity Delaware Holdco, Inc.(1)	U.S.	100%
Precision Oilfield Services, LLP	U.S.	100%
Weatherford Artificial Lift Systems, Inc.	U.S.	100%
Weatherford International, Inc.	U.S.	100%
Weatherford U.S. Holdings, L.L.C.	U.S.	100%
WEUS Holding, Inc.	U.S.	100%
Precision Drilling de Venezuela, C.A	Venezuela	100%
Weatherford Latin America, S.A.	Venezuela	100%

(1) Directly owned by Weatherford International Ltd.

4. Intangible Assets

The Company entered into an agreement with a service provider during 2009 to provide certain administrative support. In connection with this agreement, the Company was granted a license to certain intellectual property of the service provider. The Company paid CHF 8 million to the service provider for this license. The prepaid license will be amortized over the life of the contract, which is eight years. As of December 31, 2010, the net book value of the intangibles recognized by the Company was CHF 6 million.

5. Shareholders' Equity

	Shares	Share Amount	General Legal Reserves from Capital Contribution	Reserve for Treasury Shares from Capital Contribution	Free Reserve from Capital Contribution	Retained Earnings	Total Shareholder's Equity
			(In CHF thousands, except share data)				
Balance at November 26, 2008 (inception)	10,000,000	100	—	—	—	—	100
Change in Par Value	(9,913,794)	—	—	—	—	—	—
Shares Issued to Weatherford International Ltd Bermuda shareholders in Redomestication(2)	697,802,003	845,388	7,070,809	100	—	—	7,916,297
Shares issued to Weatherford Bermuda Holdings Ltd.(1)	28,053,693	—	—	—	—	—	—
Shares issued to Weatherford International Inc.(1)	2,926,729	—	—	—	—	—	—
Shares Issued for business acquisitions(3)	29,578,006	34,310	576,042	—	—	—	610,352
Net Income	—	—	—	—	—	(34,736)	(34,736)
Balance at December 31, 2009	758,446,637	879,798	7,646,851	100	—	(34,736)	8,492,013
Net Income	—	—	—	—	—	(67,327)	(67,327)
Transfer of Legal Reserves to Free Reserves	—	—	(475,000)	—	475,000		—
Treasury Share Purchases	—	—	(46,999)	46,999	—		—
Balance at December 31, 2010	758,446,637	879,798	7,124,852	47,099	475,000	(102,063)	8,424,686

(1) Shares issued to Weatherford International Inc. ("WII") and Weatherford Bermuda Holdings Limited ("WBHL") to satisfy obligations of the Company to deliver shares under share-based compensation incentive plans, warrants or other rights to acquire shares of the Company. These shares are held by WII and WBHL solely for transfer to the Company and do not carry any value in treasury share reserve as they were issued by the Company in the Redomestication Transaction for no value. During 2010, we purchased 2.7 million shares in connection with share-based compensation valued at CHF 47 million. See Note 6 — Treasury Shares.

(2) The reserve for treasury shares at Redomestication represents the cost of treasury shares held by WBHL on behalf of the Company which were originally issued for CHF 100,000 at formation of the Company and were transferred to the Company as part of the Redomestication Transaction.

(3) See Note 6 and Note 13 regarding shares issued for acquisitions in 2009.

As of December 31, 2010, the Company has 379,223,318 shares authorized and 379,223,318 conditional shares. There were 334,856,309 shares authorized and 364,434,315 conditional shares at December 31, 2009.

In 2009 the Company's articles of association provided for authorized and conditional capital, allowing the Board of Directors to authorize the issuance of additional registered shares up to a maximum amount of 50% of the share capital registered in the commercial register without obtaining additional shareholder approval. In 2010, shareholders voted to amend the Company's Articles of Association in order to extend the authorization and increase the issuable authorized capital to 50% of the stated capital at May 5, 2010. Similarly, the shareholders voted to amend the Company's Articles of Association in order to increase the conditional share capital to 50% of the stated capital at May 5, 2010.

6. Treasury Shares

For the period from November 26, 2008 to December 31, 2010, the number of treasury shares held by our subsidiaries and their movements are as follows (in thousands):

Balance as of November 26, 2008	—
Redomestication shares	32,931
Shares issued in acquisitions	(5,398)
Equity awards granted, vested, and exercised	(5,274)
Balance as of December 31, 2009	22,259
Shares issued in acquisitions	(1,780)
Equity awards granted, vested, and exercised	(2,109)
Balance as of December 31, 2010	18,370

The treasury shares issued for acquisitions in 2010 and 2009 were valued on the acquisition dates at CHF 30 million and CHF 113 million, respectively. In addition, the proceeds of the treasury share transfers in connection with exercises of options amounted to CHF 5 million and CHF 6 million for the years ended December 31, 2010, and 2009, respectively. The transfer of treasury shares under our restricted share plans was at book value.

Included in the consolidated financial statements at December 31, 2010 and 2009 are 4.3 million shares and 6.5 million shares, respectively, for restricted share awards outstanding which have restrictions that have not lapsed.

7. Significant Shareholders

The tables below show information for each person known by us whose participation exceeds 5% of the Company's shares as of December 31, 2010 and December 31, 2009, respectively.

For the year ended December 31, 2010:

Name	Number of Shares	Percent of Shares(1)
ClearBridge Advisors, LLC(2)	41,464,115	5.5%

(1) The percentage indicated is based on the Company's 758,446,637 issued shares as of December 31, 2010.

(2) The beneficial owner has sole voting power over 34,172,730 shares and sole dispositive power over all shares.

For the year ended December 31, 2009:

Name	Number of Shares(3)	Percent of Shares(4)
ClearBridge Advisors, LLC(5)	50,106,539	6.6%
FMR LLC(6)	54,939,304	7.2%

(3) The number of shares is based on information contained in Schedule 13G filed with the SEC.

(4) The percentage indicated is based on the Company's 758,446,637 issued shares as of December 31, 2009.

(5) The beneficial owner has sole voting power over 41,766,153 shares and sole dispositive power over all shares.

(6) The beneficial owner has sole voting power over 4,331,373 shares and sole dispositive power over all shares.

8. Board of Directors Compensation

The following tables set forth the compensation for each of our non-employee directors for the years ended December 31, 2010 and December 31, 2009, respectively. Mr. Duroc-Danner was an executive officer and director in 2010 and 2009, and his compensation is included in the Executive Management Compensation footnote. We do not compensate Mr. Duroc-Danner for his service on the Board.

For the year ended December 31, 2010:

Name	Function	Fees Paid in Cash(1)	Share-based Compensation(2)	Total Compensation
			(In CHF thousands)	
David J. Butters(3)(5)	Presiding Director and Chairman of the Corporate Governance and Nominating Committee	191	197	388
Samuel W. Bodman III(3)(4)		94	308	402
Nicholas F. Brady(5)		108	197	305
William E. Macaulay(4)	Chairman of the Compensation Committee	128	197	325
Robert B. Millard(5)		122	197	319
Robert K. Moses, Jr.(3)(4)		164	197	361
Guillermo Ortiz(3)		113	308	421
Emyr J. Parry(5)		72	308	380
Robert A. Rayne(3)	Chairman of the Audit Committee	166	197	363
Total		1,158	2,106	3,264

(1) Fees Paid in Cash represent payments from January 1, 2010 to December 31, 2010 for retainers and meeting attendance.

(2) Each new non-employee director (Messrs. Bodman, Ortiz and Parry) was awarded 6,766 restricted share units on June 23, 2010. In addition, each non-employee director was awarded 12,000 restricted share units on September 14, 2010. The value above represents the fair value of each award on the date of grant which was based the Company's closing share price on that day.

(3) Members of the Audit Committee in 2010.

(4) Members of the Compensation Committee in 2010.

(5) Members of the Corporate Governance and Nominating Committee in 2010.

For the year ended December 31, 2009:

Name	Function	Fees Paid in Cash(6)	Share-based Compensation(7)	Total Compensation
			(In CHF thousands)	
David J. Butters(8)(10)	Presiding Director and Chairman of the Corporate Governance and Nominating Committee	235	192	427
Nicholas F. Brady(10)		102	192	294
William E. Macaulay(9)(10)		117	192	309
Robert B. Millard (9)	Chairman of the Compensation Committee	127	192	319
Robert K. Moses, Jr.(8)(9)		202	192	394
Robert A. Rayne(8)(10)	Chairman of the Audit Committee	209	192	401
Total		992	1,152	2,144

(6) Fees Paid in Cash represent payments from January 1, 2009 to December 31, 2009 for retainers and meeting attendance.

(7) Each non-employee director was awarded 9,200 restricted share units on September 1, 2009. The value above represents the fair value on the date of grant which was based on the Company's closing share price on that day.

(8) Members of the Audit Committee in 2009.

(9) Members of the Compensation Committee in 2009.

(10) Members of the Corporate Governance and Nominating Committee in 2009.

9. Executive Management Compensation

The following table sets forth the compensation awarded to our executive management team for the years ended December 31, 2010 and 2009. Mr. Duroc-Danner was the highest paid executive management team member in 2010 and 2009 and is shown separately in the table in addition to being included in the total. See Note 10 for a list of executive management team members in 2010 and 2009.

Type of Compensation	For the Year Ended December 31, 2010		For the Year Ended December 31, 2009	
	Total for Executive Management Team	Total for Highest Paid Member	Total for Executive Management Team(1)	Total for Highest Paid Member
	(In CHF thousands)			
Salary	7,336	1,760	7,729	1,781
Discretionary bonuses	534	—	4,990	2,032
Share-based awards(2)	15,632	7,049	30,945	11,492
Benefit plan/deferred compensation plan contributions	343	38	344	11
Severance pay(3)(4)	43,250	—	13,207	—
Other(5)	3,223	804	1,793	276
Total	70,318	9,651	59,008	15,592

---

(1) Included in the executive management team total are five new vice presidents all promoted during 2009 (see Share Ownership footnote for specific dates). The compensation included for each of the new vice presidents consists of the total compensation paid during the year including the time period prior to their appointment as an executive management team member.

(2) Share-based awards were granted to executive management on various days within the year and vest over the next five years. The value above is an accumulation of the grant date fair value of each of those awards. The grant date fair value of each of the awards was based on the Company's closing stock price on the date of grant or when applicable, a calculated fair value derived using a Monte Carlo valuation model.

(3) In 2010, four executives left the Company. The amount above represents their severance benefits in accordance with their employment agreements including the lump sum equivalent of their pension plan benefit which was paid in 2010.

(4) In June 2009, Burt M. Martin, Senior Vice President, General Counsel and Secretary left the Company. This payment represents the lump sum equivalent of his pension plan benefit which was paid in December 2009.

(5) Other includes car allowance, life insurance premiums, club dues, relocation pay, expatriate benefits, employer healthcare, Medicare and social security costs.

WEATHERFORD INTERNATIONAL, LTD.

NOTES TO STATUTORY FINANCIAL STATEMENTS — (Continued)

10. Share Ownership — Board of Directors and Executive Management

The following tables show the number of participations in the Company as well as conversion and option rights of each member of the Board of Directors, Executive Management and any person considered close to each such member as of December 31, 2010 and December 31, 2009, respectively.

For the year ended December 31, 2010:

		Amount and Nature of Shares Beneficially Owned					
Name	Function	Direct (Includes 401(k) Shares Held)	Unvested Restricted Shares/Units	Exercisable Options & Notional Share Units	Unexercisable Options & Performance Units	Deferred Compensation Plan Holdings	Grand Total
Non-employee Board of Directors							
Samuel W Bodman III. .	Member of the Board	56,400	18,766	—	—	—	75,166
Nicholas F. Brady	Member of the Board	869,850	20,800	—	—	5,679	896,329
David J. Butters	Presiding Director, Committee Chairman and Member of the Board	226,774	20,800	302,400	—	62,831	612,805
William E. Macaulay . .	Committee Chairman and Member of the Board	761,518	20,800	854,528	—	10,710	1,647,556
Robert B. Millard	Member of the Board	1,303,044	20,800	240,000	—	8,798	1,572,642
Robert K. Moses, Jr. . .	Member of the Board	557,050	20,800	—	—	11,441	589,291
Guillermo Ortiz	Member of the Board	—	18,766	—	—	—	18,766
Emyr Jones Parry	Member of the Board	2,000	18,766	—	—	—	20,766
Robert A. Rayne(1) . . .	Committee Chairman and Member of the Board	150,902	20,800	480,000	—	21,767	673,469
Executives							
Bernard J. Duroc-Danner	Chairman of the Board, President and Chief Executive Officer	1,582,871	516,450	6,259,211	866,685	386,292	9,611,509
Andrew P. Becnel	Senior Vice President and Chief Financial Officer	292,982	177,383	1,083,199	147,232	45,421	1,746,217
Peter T. Fontana	Senior Vice President and Chief Operating Officer	162,614	60,000	—	—	5,478	228,092
Nicholas W. Gee	Vice President — Completion and Production	1,711	28,615	—	58,893	—	89,219
Joseph C. Henry	Vice President and Co-General Counsel	52,980	56,986	38,000	44,170	16,772	208,908
Carel W. J. Hoyer	Senior Vice President — Well Construction and Reservoir Evaluation	96,500	70,500	—	103,062	15,252	285,314
James M. Hudgins . . .	Vice President — Tax	75,424	29,667	—	44,170	49,302	198,563
William B. Jacobson . .	Vice President, Co-General Counsel and Chief Compliance Officer	26,309	85,413	—	58,893	—	170,615

(1) Mr. Rayne serves as Chief Executive Officer and director of LMS Capital plc, which beneficially owns 2,050,000 shares as of December 31, 2010. Mr. Rayne disclaims beneficial ownership of all of the shares beneficially owned by LMS Capital plc.

For the year ended December 31, 2009:

Name	Function	Amount and Nature of Shares Beneficially Owned					
		Direct (Includes 401(k) Shares Held)	Unvested Restricted Shares/Units	Exercisable Options	Unexercisable Options	Deferred Compensation Plan Holdings	Grand Total
Non-employee Board of Directors							
Nicholas F. Brady	Member of the Board	862,064	17,200	—	—	5,679	884,943
David J. Butters	Presiding Director, Committee Chairman and Member of the Board	218,988	17,200	302,400	—	62,831	601,419
William E. Macaulay	Member of the Board	753,732	17,200	854,528	—	10,710	1,636,170
Robert B. Millard	Committee Chairman and Member of the Board	680,730	17,200	854,528	—	8,798	1,561,256
Robert K. Moses, Jr.	Member of the Board	549,264	17,200	—	—	11,441	577,905
Robert A. Rayne(2)	Committee Chairman and Member of the Board	143,116	17,200	480,000	—	21,767	662,083
Executives							
Bernard J. Duroc-Danner	Chairman of the Board, President and Chief Executive Officer	1,310,652	920,680	1,862,002	336,650	386,292	4,816,276
Andrew P. Becnel	Senior Vice President and Chief Financial Officer	206,098	304,766	680,000	120,000	45,421	1,356,285
Stuart E. Ferguson	Senior Vice President — Reservoir & Production and Chief Technology Officer	135,358	213,620	100,000	—	46,071	495,049
Keith R. Morley	Senior Vice President — Well Construction & Operations Support	156,930	159,744	400,000	—	43,413	760,087
M. Jessica Abarca	Vice President — Accounting and Chief Accounting Officer	92,191	123,382	60,000	60,000	27,266	362,839
M. David Colley	Vice President — Artificial Lift Global Business Unit	138,398	84,831	—	—	59,315	282,544
Peter T. Fontana	Vice President — Western Hemisphere since July 2009	92,084	127,500	—	—	5,478	225,062
Joseph C. Henry	Vice President and Co-General Counsel since June 2009	28,315	86,760	38,000	—	16,772	169,847
Carel W. J. Hoyer	Vice President — Well Construction Services since February 2009	74,730	92,000	—	—	11,778	178,508
James M. Hudgins	Vice President — Tax since February 2009	58,252	47,333	—	—	49,302	154,887
William B. Jacobson	Vice President, Co-General Counsel and Chief Compliance Officer since June 2009	—	103,380	—	—	—	103,380

(2) Mr. Rayne serves as Chief Executive Officer and director of LMS Capital plc, which beneficially owned 2,050,000 shares at December 31, 2009. Mr. Rayne disclaims beneficial ownership of all of the shares beneficially owned by LMS Capital plc.

11. Risk Assessment Disclosure

Weatherford International Ltd., as the ultimate parent company of the Weatherford group of affiliates, is fully integrated into the Company-wide internal risk assessment process.

The Company-wide internal risk assessment process consists of regular reporting to the Board of Directors on identified risks and management's reaction to them. The procedures and actions to identify the risks, and where appropriate remediate, are performed by specific corporate functions (e.g. Treasury, Legal, Internal Audit, Engineering and Operations) as well as by the business units of the Company.

These functions and business units have the responsibility to support and monitor the Company-wide procedures and processes to ensure their effective operation.

12. Guarantees and Commitments

Weatherford International Ltd., as the ultimate parent company of the Weatherford group, guarantees the obligations of Weatherford Bermuda and Weatherford International, Inc. The guaranteed debt includes certain short-term commercial paper, notes, revolving credit facilities, and debentures totaling approximately CHF 6.4 billion and CHF 6.9 billion at December 31, 2010 and December 31, 2009, respectively. Footnotes 10 and 11 in the Company's consolidated financial statements contain more detailed information on the underlying debt guaranteed by the Company.

13. Business Combinations

In July 2009, the Company acquired the Oilfield Services Division ("OFS") of TNK-BP. In this transaction, the Company acquired drilling, well workover and cementing services operations in West Siberia, East Siberia and the Volga-Urals region. The Company issued 24.3 million shares valued at approximately CHF 490 million. Under our sale and purchase agreement dated May 29, 2009, if TNK-BP sold the shares it received in consideration for the transaction for a price less than $18.50 per share prior to June 29, 2010, the Company was obligated to pay TNK-BP additional consideration in an amount equal to the difference between the price at which the shares were sold and $18.50. On June 24, 2010, the Company entered into an amendment that modified the provisions relating to the value guarantee mechanism to allow the parties additional time to settle the amount of consideration received by TNK-BP under the agreement. The settlement date was extended from June 29, 2010 to the earlier of (a) December 1, 2010, or (b) 30 days after the third business day following our public announcement of our quarterly earnings for the third quarter of 2010. In addition, the base dollar amount used to calculate potential guarantee payments was increased from $18.50 to $19.50. In November 2010 TNK-BP and its affiliates sold the remaining shares received in consideration for the transaction prior to the expiration of the value guarantee. Responsive to the value guarantee arrangement, Weatherford paid TNK-BP CHF 47 million. In addition, Weatherford paid TNK-BP CHF 47 million, pursuant to the working capital true-up provisions of the acquisition agreement.

In 2010, the Company's subsidiaries issued 1.8 million shares out of treasury valued at CHF 30 million in consideration for business acquisitions. There were no common shares issued in 2010. During 2009, the Company issued 30 million common shares valued at CHF 610 million as consideration for business acquisitions, which includes the OFS acquisition. In addition, subsidiaries of the Company issued five million shares out of treasury valued at CHF 113 million in consideration for business acquisitions.

14. Related Party Transactions

A subsidiary of the Company, Weatherford U.S., L.P. ("WUSLP"), performs general and administrative functions and provides oversight management services to most Weatherford entities. WUSLP personnel duties include, but are not limited to, marketing, tax, treasury, risk management, real estate, human resources, information technology, and legal services.

The Company was charged a management fee by WUSLP in consideration for these duties during 2010 and 2009. These charges included costs incurred on the Company's behalf for executive salaries, board of director fees, financial statement audit fees, internal audit costs and investor relations costs. In addition, the Company was allocated a percentage of various other functional expenses including legal, financial reporting, tax and treasury activities.

15. Insurance

The Company maintains insurance policies covering the property, equipment and leasehold improvements of the Weatherford group of affiliates. The value of the coverage is at replacement cost, which is in excess of the book value of Weatherford's consolidated property, plant and equipment balance at December 31, 2010 and December 31, 2009.

16. Personnel Expenses

Consolidated personnel expenses for the Weatherford group of affiliates for the year ended December 31, 2010 was approximately CHF 2,967 million and approximately CHF 2,736 million for the year ended December 31, 2009.

17. Value Added Tax Group

The Company is part of a Group of Swiss Entities of Weatherford International Ltd. which are jointly and severally liable for the whole Swiss Value Added Tax amount due to the Swiss authorities by this group.

CORPORATE GOVERNANCE

This section reflects disclosure required pursuant to the Directive on Information Relating to Corporate Governance issued by the SIX Swiss Exchange Ltd. (the "SIX"). To avoid duplication of information, cross-references are made in this section to other sections of the Annual Report, our definitive proxy statement for the annual shareholders meeting to be held on May 25, 2011 (a copy of which is being delivered to you along with this Annual Report), our articles of association and our organizational regulations, each of which can be found on our website at www.weatherford.com. The information in this section is presented as of December 31, 2010, unless otherwise indicated.

Group Structure and Shareholders

Group Structure

Weatherford International Ltd. (the "Company") is a joint-stock corporation organized under the laws of Switzerland, with its registered office located at Alpenstrasse 15, 6300 Zug, Switzerland, and its principal executive offices located at 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland. Our shares are listed on the SIX, the New York Stock Exchange and the NYSE Euronext-Paris under the symbol "WFT." The ISIN code for our shares on the SIX is CH0038838394, and the Swiss Security Number is 3883839. The market capitalization of our shares as of December 31, 2010 was $16,911,268,896, based upon the closing price of $22.80 for our shares on the New York Stock Exchange on that date.

Weatherford's group of companies consists of the parent holding company Weatherford International Ltd. and the subsidiaries listed on Annex A of this Annual Report, all of which subsidiaries are fully consolidated in our financial statements. We also have investments in certain joint ventures or other entities in which we do not control (by vote or value) more than 50% of the outstanding shares or board (or equivalent) seats. The list of subsidiaries on Annex A of this Annual Report includes the names and domiciles of our subsidiaries, but does not include subsidiaries that are (i) in the process of being dissolved or otherwise terminated or (ii) dormant and do not have a significant net asset value. Because Weatherford is the ultimate parent company of these subsidiaries, the list does not specify each company's share capital.

Please refer to the information beginning on page AR-1 of this Annual Report for additional information regarding Weatherford's operational group structure.

Significant Shareholders

The table below shows information for each person known by us to beneficially own 3% or more of the outstanding registered shares as of December 31, 2010, based upon information furnished by the shareholder pursuant to SIX requirements or contained in filings made by the shareholder with the U.S. Securities and Exchange Commission (the "SEC").

Name and Address of Beneficial Owner	Number of Shares	Percent of Outstanding Shares
ClearBridge Advisors, LLC 620 8th Avenue New York, New York 10018	41,464,115	5.59
FMR LLC 82 Devonshire Street, Boston, Massachusetts 02109 USA	31,252,658	4.12
BlackRock, Inc. 40 East 52nd Street, New York, New York 10022 USA	27,494,052	3.71
Wentworth, Hauser and Violich, Inc. 301 Battery Street, Suite 400 San Francisco, CA 94111 USA	24,911,820	3.36

Disclosure notifications pertaining to shareholdings of Weatherford International Ltd. that were filed with the Company and the SIX are published on the SIX's electronic publication platform, and can be accessed via the database search page: http://www.six-swiss-exchange.com/shares/companies/major — shareholders — en.html

We are not aware of any agreements among our shareholders regarding the exercise of their rights as shareholders.

Cross-Shareholdings

The Company has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Capital Structure

Share Capital

As of December 31, 2010, the Company's registered share capital was CHF 879,798,098.92, divided into 758,446,637 fully paid-in registered shares. Each registered share has a par value of CHF 1.16. As of that date, the Company's authorized capital was CHF 439,899,048.88, and the Company was authorized to issue out of its authorized capital up to 379,223,318 fully paid-in shares with a par value of CHF 1.16 each at any time until June 23, 2012. As of December 31, 2010, the Company's conditional capital was CHF 439,899,048.88.

Please refer to Articles 5 and 6 of our articles of association for the terms and conditions of the issuance of shares out of our authorized and conditional capital, including conditions under which preferential subscription rights and advance subscription rights are excluded or may be withdrawn or limited by our board of directors.

Changes in Capital

As part of the redomestication referred to in this Annual Report, the Company acquired, in connection with a capital increase on February 26, 2009, all of the 728,782,425 common shares of Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda") (the former parent company of the Weatherford group of companies), which had at the time of the redomestication a total value of CHF 7,922,062,403.82. As consideration for this contribution, the Company issued a total of 728,782,425 shares with a total par value of CHF 845,387,613, which shares were provided to the shareholders of Weatherford Bermuda to enable them to become shareholders of the Company. The difference between the aggregate par value of the issued shares and the total value of the contribution, in the amount of CHF 7,076,674,790.82, was allocated to the reserves of the Company.

The Company has subsequently issued shares and increased its share capital out of its authorized capital in connection with two contribution in kind transactions approved by the board of directors. On July 27, 2009, the Company's share capital increased to CHF 873,708,098.92, and on September 16, 2009, it was further increased to CHF 879,798,098.92. On March 2, 2011, the Company issued shares out of its conditional share capital in connection with the exercise of warrants and increased its share capital by CHF 1,940,570.96 (such increase to be subsequently reflected in the articles of association in accordance with the procedure set out in article 653f et seq. of the Swiss Code of Obligations ("CO")).

Shares, Participation Certificates and Dividend-right Certificates

Our shares have a par value of CHF 1.16 each. All shares are fully paid-in registered shares. According to Article 17 of our articles of association, each share has the right to one vote. Shareholders have the right to receive dividends and other distributions, if any, declared by the Company with respect to our shares. Please refer to Articles 7 and 9 of our articles of association for certain conditions relating to the voting of our shares. Weatherford has not issued participation certificates or dividend-right certificates.

Limitations on Transferability and Nominee Registrations

The Company has not imposed any restrictions generally applicable to the transfer of our shares. The Company's share register is maintained by American Stock Transfer & Trust Company, LLC, which acts as transfer agent and registrar of the Company. The share register reflects only record owners of our shares.

All shares shall be subject to such stock-transfer orders and other restrictions as our board of directors may deem advisable under the rules, regulations, and other requirements of the SEC and the U.S. Securities Act of 1933, as amended (including with respect to unregistered sales of shares), any exchange upon which the shares are then listed and any applicable securities law, and our board of directors may cause a legend or legends to be put on any certificates representing shares to make appropriate reference to such restrictions.

Voting rights may be exercised by shareholders registered in the Company's share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder of the Company. Shareholders wishing to exercise their voting rights who hold their shares through a bank, broker or other nominee should follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered in the Company's share register. If any such shareholder wishes to be registered in the Company's share register, such shareholder should contact the bank, broker or other nominee through which it holds its shares.

Convertible Bonds and Options

As of December 31, 2010 the Company had: (i) 11,819,544 outstanding options to purchase registered shares; (ii) 4,215,428 outstanding restricted share units which, subject to certain conditions and restrictions, entitle the holders thereof to receive registered shares; (iii) 986,455 performance share units outstanding which, subject to certain conditions and restrictions, entitle the holders thereof to receive registered shares; and (iv) 4,680,408 outstanding rights to acquire shares which were granted in connection with the Company's 2010 Supplemental Executive Retirement Plan. Please refer to "*Agenda Item 3 — Election of Directors — Board Compensation*" and "*Executive Compensation — Compensation Discussion and Analysis*" in the proxy statement, and the disclosure beginning on page AR-74 of this Annual Report, for more information on these options, restricted share units, performance share units and rights to acquire shares.

As of December 31, 2010, the Company also had outstanding previously issued warrants to purchase up to 12,928,856 of our registered shares at a price of $15.00 per share. A warrant to purchase 4,309,618 registered shares was exercised on March 2, 2011 on a net share basis. This warrant was settled by delivering 1,672,906 shares, which were issued out of our conditional capital.

Please refer to the disclosure beginning on pages AR-74 and AR-104 with regard to the conditions of the rights associated with the options, restricted share units, performance share units, rights to acquire shares and warrants.

Board of Directors

Our board of directors consists of 10 members, each of whom is elected by our shareholders for a term of one year until the next annual shareholder meeting. Our articles of association do not limit the number of terms a member may be re-elected to the board.

Please refer to "*Agenda Item 3 — Election of Directors*" and "*Share Ownership — Shares Owned by Directors and Executive Officers*" in the proxy statement for additional information related to our board of directors and committees of our board, including internal organizational structure and areas of responsibility of our board and board committees. Please also refer to our organizational regulations for the information related to the division of responsibility among our board, board committees and our officers.

Senior Management

Members of our senior management are included in the list of individuals identified in the proxy statement under "*Executive Officers.*" For biographical and other information related to the members of senior management, please refer to "*Executive Officers*" in the proxy statement. There are no management contracts between the Company and third parties regarding the delegation of the management tasks.

Compensation, Shareholdings and Loans

For information related to the basic principles and elements of how our directors are compensated, the methods of determining their compensation as well as their compensation for the year ended December 31, 2010, please refer to "*Agenda Item 3 — Election of Directors — Board Compensation*" in the proxy statement and the disclosure beginning on page SR-8 of this Annual Report.

The compensation objectives, principles, procedures, practices and decisions that we generally apply to members of our senior management are as described in the proxy statement of these matters for our named executive officers. Please refer to "*Executive Compensation*" in the proxy statement. Please also refer to the disclosure beginning on page SR-9 of this Annual Report for information related to the compensation of our senior management.

Please refer to "*Agenda Item 3 — Election of Directors — Board Compensation,*" "*Share Ownership — Shares Owned by Directors and Executive Officers*" and "*Executive Compensation*" in the proxy statement and the disclosure beginning on page SR-8 of this Annual Report for information related to the shares (or rights to acquire shares) held by members of our board and senior management, respectively. There were no loans granted to active or former members of the board or senior management in fiscal year 2010, and as of December 31, 2010, there were no such loans outstanding.

Shareholder Rights

Restrictions on Voting Rights and Representation

According to Article 17 of our articles of association, each share has the right to one vote. Generally, there are no restrictions on voting our shares other than as set forth in Articles 7 and 9 of our articles of association.

Article 7 of our articles of association generally provides that a person recorded in our share register shall notify the share registrar of any change in address. Until such notification shall have occurred, all written communication from the Company to persons recorded in our share register shall be deemed to have validly been made if sent to the address recorded in the share register. Article 7 also provides that an acquirer of our shares shall be recorded upon request in the share register as a shareholder with voting rights; provided, however, that any such acquirer expressly declares to have acquired the shares in its own name and for its own account, save that the board of directors may record nominees who hold our shares in their own name, but for the account of third parties, as shareholders of record in the share register of the Company. Beneficial owners of our shares who hold shares through a nominee exercise the shareholders' rights through the intermediation of such nominee. After hearing the registered shareholder concerned, the board of directors may cancel the registration of such shareholder as a shareholder with voting rights in the share register with retroactive effect as of the date of registration, if such registration was made based on false or misleading information. The relevant shareholder shall be informed promptly of the cancellation.

Article 9 of our articles of association generally provides that the Company shall only accept one representative per share. Additionally, voting rights and appurtenant rights associated therewith may be exercised in relation to the Company by a shareholder, usufructuary of shares or nominee only to the extent that such Person is recorded in the share register with the right to exercise his voting rights.

Shares held in treasury do not carry any rights to vote at shareholders' meetings, but are entitled to the economic benefits, including dividends, preferential subscription rights in the event of share capital increases and advance subscription rights, generally applicable to the shares.

Resolutions and Statutory Quorums

Pursuant to our articles of association, the shareholders generally pass resolutions upon the relative majority of the votes cast at the general meeting of shareholders (not counting broker non-votes, abstentions and blank or invalid ballots), unless otherwise provided by law (including stock exchange regulations) or our articles of association.

In accordance with the CO, our articles of association require the affirmative vote of at least (a) two-thirds of the voting rights and (b) the absolute majority of the par value of the registered shares, each as represented (in person or by proxy) at a general meeting, to approve the following matters:

- the amendment to or the modification of the purpose of the Company;
- the creation or cancellation of shares with privileged voting rights;
- the restriction on the transferability of shares and the cancellation of such restriction in relation thereto;
- the restriction on the exercise of the right to vote and the cancellation of such restriction;
- an authorized or conditional increase in the nominal share capital;

- an increase in the share capital through (i) the conversion of capital surplus, (ii) a contribution in kind or an acquisition of assets, or (iii) a grant of special privileges;
- the limitation or withdrawal of preferential subscription rights or advance subscription rights;
- a change in the place of incorporation of the Company;
- the conversion of registered shares into bearer shares and vice versa;
- the dissolution of the Company; and
- the removal of a member of the board of directors.

Pursuant to our articles of association, the presence of shareholders, in person or by proxy, holding at least two-thirds of the registered shares recorded in our share register and generally entitled to vote at a meeting, is a quorum required for the transaction of the following business:

- the adoption of a resolution with respect to the removal of a serving director; and
- the adoption of a resolution to amend the following provisions of the Articles:
- Article 21 — which sets forth the quorum at a general meeting required for certain matters,
- Articles 18 and 20 — which set forth the level of shareholder approval required for certain matters,
- Article 22 — which sets forth the number of directors,
- Article 23 — which sets forth the term of office of a director, and
- Article 24 — which sets forth the organization and remuneration of the board of directors.

The presence of shareholders, in person or by proxy, holding at least one-third of the registered shares recorded in our share register and generally entitled to vote at a meeting, is a quorum required for the transaction of any other business. Under the CO, the board of directors has no authority to waive quorum requirements set forth in the articles of association.

Agenda

Under our articles of association, any shareholder satisfying the requirements of article 699 CO may request that an item be included on the agenda of a general meeting of shareholders. An inclusion of an item on the agenda must be requested in writing at least 60 and no more than 90 calendar days prior to the scheduled and announced date of the next general meeting of shareholders. The request must specify the relevant agenda items and proposals, together with evidence of the required shareholdings recorded in the share register, as well as any other information as would be required to be included in a proxy statement pursuant to the rules and regulations of the SEC.

Shareholder proposals to be included in the proxy materials related to our proxy statement prepared pursuant to SEC rules for an annual general meeting must comply with Rule 14a-8 of the U.S. Securities Exchange Act of 1934, as amended, promulgated by the SEC to be considered for inclusion in the proxy statement for that meeting. For any matters submitted outside the process of Rule 14a-8, a request for inclusion of an item on the agenda or a nominee must satisfy the requirements set out in the above paragraph.

Any shareholder proposal, whether or not to be included in our proxy materials, must be sent to our Secretary at 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland.

No resolution may be passed at a general meeting of shareholders concerning an agenda item in relation to which due notice was not given. Proposals made during a general meeting of shareholders to (i) convene an extraordinary general meeting or (ii) initiate a special investigation in accordance with article 697a CO are not subject to the due notice requirement set forth herein.

No prior notice is required to bring proposals related to items already on the agenda or for the discussion of matters on which no vote is to be taken.

Inscription into Share Register

A share register of our registered shareholders is maintained by American Stock Transfer & Trust Company, LLC, which acts as transfer agent and registrar of the Company. Each shareholder recorded in the share register as of the record date for the meeting is entitled to participate at the General Meeting of Shareholders and in any vote taken. The board of directors shall issue the particulars of the right to representation and participation at the General Meeting of Shareholders in procedural rules.

Swiss Takeover and Change of Control Matters

Duty to Make an Offer

Pursuant to the applicable provisions of the Swiss Federal Act on Stock Exchanges and Securities Trading (the "SESTA"), any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold 33⅓% of the voting rights (whether exercisable or not) of such company, must make a takeover bid to acquire all the other listed shares of such company. A company's articles of association may either eliminate this provision of the SESTA or may raise the relevant threshold to 49% ("opting-out" or "opting-up," respectively). Our articles of association do not contain an opting-out or opting-up provision.

A waiver of the mandatory bid rules may be granted by the Swiss Takeover Board or the Swiss Federal Market Supervisory Authority FINMA under certain circumstances. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the SESTA and the implementing ordinances thereunder.

There is no obligation to make a takeover bid under the SESTA if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law, or execution proceedings.

Change of Control Clauses

The equity plans and related grant and award agreements in which members of our board of directors and senior management participate generally provide for the vesting of relevant grants and awards and acceleration of certain benefits upon a change of control. For certain outstanding option awards, our board has the discretion upon a change of control whether to accelerate the vesting of the outstanding award, or require the award to be substituted or otherwise adjusted. Please refer to "*Executive Compensation — Potential Payments Upon Termination or Change of Control*" in the proxy statement for a description of change of control provisions in the employment agreements for members of our senior management.

Auditing Body

Date of Assumption and Term of Office of Lead Auditor

Our independent registered public accounting firm and our statutory auditor are appointed and elected, respectively, each year by our shareholders at our annual general meeting. Since 2008 (including for the year ended December 31, 2010), Ernst & Young LLP has been our independent registered public accounting firm and Ernst & Young Ltd, Zurich has been our statutory auditor. Robin Errico has been the lead auditor since 2009.

Audit Fees and Additional Fees

The following table presents fees for professional audit services rendered, collectively, by Ernst & Young LLP and Ernst & Young Ltd, Zurich for the audit of the Company's annual statutory financial statements for the year ended December 31, 2010, and fees billed for other services rendered, collectively, by Ernst & Young LLP and Ernst & Young Ltd., Zurich during that period.

	2010
Audit fees	$8,350,000
Audit-related fees	$ 215,000
Tax fees	$ 530,000
All other fees	$ 31,000
Total	$9,126,000

Informational Instruments Pertaining to External Audit

Please refer to "*Agenda Item 3 — Election of Directors*" and "*Agenda Item 4 — Appoint Independent Registered Public Accounting Firm and Re-Elect Statutory Auditor*" in the proxy statement for additional information related to our board of directors and our audit committee. During the year ended December 31, 2010, our audit committee met with our auditors eleven times.

Information Policy

Weatherford publishes an annual report each year that provides information on the Company and its consolidated subsidiaries' results and operations, as required by Swiss law and U.S. securities laws (which requirements this Annual Report satisfies). In addition to this annual report and as required by U.S. securities laws, Weatherford prepares a Form 10-K annual report each year and quarterly reports on Forms 10-Q, each of which are filed with the SEC. Weatherford discloses annual and quarterly financial results in accordance with U.S. GAAP. In addition, Weatherford files periodic reports on Forms 8-K that are filed with or furnished to the SEC and issues notices and press releases from time to time as required by applicable law or pursuant to its corporate policies. Copies of these materials are available on our website at www.weatherford.com. Any record shareholder may obtain a copy of these documents free of charge by contacting our U.S. Investor Relations Department in writing at 515 Post Oak Boulevard, Houston, Texas 77027 or by telephone at +1 (713) 693 4000. Copies of any exhibits to the Form 10-K included in this Annual Report also are available upon written request subject to a charge for copying and mailing. If you have any other questions about us, please contact our U.S. Investor Relations Department at the address or phone number above or visit our website.

WEATHERFORD INTERNATIONAL LTD.
Annex A — Subsidiary Listing

Name	Jurisdiction
315613 Alberta Ltd.	Canada (Alberta)
721260 Alberta Ltd.	Canada (Alberta)
A-1 Bit & Tool Co., B.V.	Netherlands
Advanced Material Solutions Inc.	U.S.A.
Advanced Syngas Technologies	Canada (Alberta)
Advantage R&D, Inc.	U.S.A. (Delaware)
Air Drilling Services de Venezuela, C.A.	Venezuela
Al Shaheen Well Services Company	Qatar
Algerian Oilfield Services S.p.A.	Algeria
Alpine Oil Services (Cyprus) Ltd.	Cyprus
Alpine Oil Services Inc.	U.S.A. (North Dakota)
Alpine Oil Services International Ltd.	Barbados
Ampscot Overseas Petroleum Equipment Co., LLC	Oman
AO Kompaniya Geofizicheskiye Issledovaniya Skvazhin	Kazakhstan
Applied Petroleum Technology (UK) Ltd.	U.K.
Applied Petroleum Technology A.S.	Norway
Aquatic, CJSC	Russia
Aquatronic Limited	U.K. (Scotland)
Artex Bolivia S.A.	Bolivia
Artex S.A.	Argentina
Astec Developments Limited	U.K. (Scotland)
Atlas-GIP, S.A.	Romania
Auslog Pty. Ltd.	Australia
Australian Logging Services Pty. Ltd.	Australia
Australian Technical Solutions Pty. Ltd.	Australia
B. D. Kendle Engineering Limited	U.K. (England)
Bakke Technology AS	Norway
BBL Downhole Tools Limited	U.K. (Scotland)
BEI, SAS	France
BFG Investments Ltd.	British Virgin Islands
Bluecord Limited	Cyprus
Borets International Ltd.	British Virgin Islands
Brit Bit Limited	U.K. (Scotland)
Calumet Petroleum Services, S.A.	Venezuela
Canam Equipment Holdings, S.A. de C.V.	Mexico
Cardium Investments (Barbados) Limited	Barbados
Cardium Tool International Limited	Barbados
Case Services, Inc.	U.S.A. (Texas)
Chengdu Minjiang Weatherford Petroleum Machinery Manufacture Co., Ltd.	China
Chernogornefteservice, LLC	Russia
Cleanmex Oil & Gas, S.A. de C.V.	Mexico
Clearwater International, L.L.C.	U.S.A. (Delaware)
Colombia Petroleum Services Corp.	U.S.A. (Delaware)
Columbia Oilfield Supply, Inc.	U.S.A. (Delaware)
Communication Rentals Limited	U.K. (Scotland)
Contra-Shear Separation Technologies Limited	New Zealand
CRC-Evans Automatic Welding, Inc.	U.S.A. (Texas)
CRC-Evans Holland B.V.	Netherlands
Crocker Data Processing Pty. Ltd.	Australia
CTC-Empresa Tecnica e Comercial de Equipamentos Ltda.	Brazil
D.L. Research Ltd.	Canada (Alberta)
Dailey de Venezuela, S.A.	Venezuela
Dailey IDS Limited	U.K. (Scotland)
Dailey International Sales Corporation	U.S.A. (Delaware)
Datalog Acquisition Cayman	Cayman Islands
Datalog Acquisition, LLC	U.S.A. (Delaware)
Datalog de Mexico S.A. de C.V.	Mexico
Datalog de Venezuela SA	Venezuela
Datalog Ecuador S.A.	Ecuador
Datalog Servicos de Petroleo do Brasil Ltda.	Brazil
Des Caling Pty. Limited	Australia
Desert Asset Holdings Inc.	British Virgin Islands
Desert Rig Operations, Inc.	Cayman Islands
Design Engineering Limited	U.K. (Scotland)
Directional Wireline Engineering Services (Nigeria) Limited	Nigeria
Discovery Logging Inc.	U.S.A. (Texas)
Dongying Shengli-Highland Company Ltd.	China
Downhole Technology Limited	U.K. (Scotland)
Drilling Research & Development Corporation	U.S.A. (Texas)
DSK, Inc.	U.S.A. (Colorado)
e[2] Tech Limited	U.K. (England)
Eastern ACS Labs Private Ltd.	India
Edinburgh Petroleum Equipment Limited	U.K. (Scotland)
Edinburgh Petroleum Services Americas Incorporated	U.S.A. (Texas)
Edinburgh Petroleum Services de Mexico S.A. de C.V.	Mexico
Edinburgh Petroleum Services de Venezuela. C.A.	Venezuela
Edinburgh Petroleum Services Limited	U.K. (Scotland)
EMI-ElettroMagnetica Ispezioni Italia S.r.l.	Italy
Emirates Link Reslab (El Reslab LLC) Limited Liability Company	U.A.E. (Abu Dhabi)
Energy Ventures (Cyprus) Ltd.	Cyprus
Energy Ventures Far East Limited	Hong Kong
Enterra Oilfield Rentals Limited	Hong Kong
Enterra Patco Oilfield Products, Inc.	U.S.A. (Texas)
Enterra Rental and Fishing Company	U.S.A. (Delaware)
eProduction Solutions, Inc.	U.S.A. (Texas)
European Material Inspection (EMI) B.V.	Netherlands
EVI (Barbados), SRL	Barbados
EVI de Venezuela, S.A.	Venezuela
EVI Weatherford, Inc.	U.S.A. (Delaware)
Expio Limited	U.K. (Scotland)
Fattah Limited Liability Company	Azerbaijan
Fishing Services Limited	U.K. (Scotland)
Fleet Cementers, Inc.	U.S.A. (Texas)
G & E Consultants Ltd.	U.S.A. (Nevada)
Gabas Omni Petroleum Services Ltd.	Saudi Arabia
General Pipe Service Bolivia S.R.L.	Bolivia
Hamdeen (U.K.) Limited	U.K. (Scotland)
Helix Equipment Leasing Limited	British Virgin Islands
High Pressure Integrity, Inc.	U.S.A. (Louisiana)
Hongda Weatherford Petroleum Equipment Co., Ltd.	China
Houston Well Screen Asia Pte. Ltd.	Singapore
Houston Well Screen Company	U.S.A. (Texas)
IL Services Sdn. Bhd.	Malaysia
Ilexia Investments Ltd.	Cyprus
ILI Acquisition, LLC	U.S.A. (Delaware)
ILI Arctic Limited	Canada (Northwestern Territories)

WEATHERFORD INTERNATIONAL LTD.
Annex A — Subsidiary Listing (Continued)

Name	Jurisdiction
ILI Technology Limited	U.K.
Impact Drilling Solutions Inc.	U.S.A. (Texas)
Impact Solutions Group Limited	U.K. (England & Wales)
Independent Integrated Services Limited	U.K. (Scotland)
Industrial Weatherford International de Chile S.A.	Chile
Integridad Mexicana del Norte, S. de R.L. de C.V.	Mexico
Integrity Delaware Holdco, Inc.	U.S.A. (Delaware)
Integrity Delaware, LLC	U.S.A. (Delaware)
International Drilling & Integrated Services Ltd.	British Virgin Islands
International Logging Canada Ltd.	Canada (New Brunswick)
International Logging do Brasil Ltda.	Brazil
International Logging LLC	U.S.A. (California)
International Logging Japan, Inc.	U.S.A. (Nevada)
International Logging Mediterranean Services Ltd.	Cyprus
International Logging Netherlands B.V.	Netherlands
International Logging Oilfield Data Services Ltd.	Nigeria
International Logging Orogenics Sdn. Bhd.	Malaysia
International Logging Overseas Ltd.	Cayman Islands
International Logging S.A., LLC	U.S.A. (Nevada)
International Logging Services Pte. Ltd.	Singapore
International Logging Technology Ltd.	U.K.
International Nitrogen Services L.L.C.	U.S.A. (Delaware)
International Petroleum Equipment Limited	U.K. (Scotland)
International Petroleum Equipment Norge A/S	Norway
International Petroleum Services, Inc.	U.S.A. (Delaware)
ISG Secure Drilling Holdings Limited	U.K. (England & Wales)
J.D. Investments Bonaire N.V.	Netherlands Antilles
Johnson Filtration Systems SAS	France
Johnson Screens (Australia) Pty Ltd.	Australia
Johnson Screens (India) Private Limited	India
Johnson Screens Japan Limited	Japan
Johnson Screens Ltda.	Brazil
Johnson Screens, Inc.	U.S.A. (Delaware)
Key International Drilling Company Limited	Bermuda
Kobe International Ltd.	Bahamas
Kopp International Pipeline Services and Partners L.L.C.	Oman
KUIK Nizhnevartovsk, LLC	Russia
KUIK Nyagan, LLC	Russia
KUIK Orenburg, LLC	Russia
Land Drilling Asset Holdings Inc.	British Virgin Islands
Linkbird Limited	Cyprus
M. A. IND. s.r.l.	Italy
McAllister Petroleum Services (Cyprus) Limited	Cyprus
MCC Chemicals (Middle East) FZC	U.A.E. (Hamriyah FZ)
McMurry-Macco (UK) Limited	U.K. (England)
Meyer & Associates, S.A. de C.V.	Mexico
Mid-Europe Supply Limited	U.K. (Scotland)
Morrison McLean Associates Limited	U.K. (Scotland)
Nahuelco S.A.	Argentina
Nahuelco S.A.	Chile
Neftemashvnedrenie, CJSC	Russia
Nizhnevartovskburneft, CJSC	Russia
North Africa Sales (BVI) Ltd.	British Virgin Islands
NPRS-1, LLC	Russia
OBSK, LLC	Russia
Offshore Rentals Deutschland GmbH	Germany
Offshore Rentals Limited	U.K. (Scotland)
Oil Field Rental Holdings Limited	U.K. (England)
Oilfield Machine Shop and Inspection Services Company	Algeria
OilPatch Enterprises Internacional, S. de R.L. de C.V.	Mexico
Oilwell Production Services Limited	U.K. (Scotland)
Omni Laboratories de Venezuela, C.A.	Venezuela
Omni Laboratories do Brasil Limitada	Brazil
Omni Laboratories of Canada, Inc.	Canada (Nova Scotia)
Orenburgburneft, CJSC	Russia
Orwell Group De Venezuela C.A.	Venezuela
Orwell Group Limited	U.K. (Scotland)
P.D. Drilling Holdings Inc.	Barbados
P.D. Technical Services Inc.	Barbados
PD Global Employment Corporation	Canada (Alberta)
PD Holdings (USA) L.P.	U.S.A. (Delaware)
PD Holdings Mexicana S. de R.L. de C.V.	Mexico
PD International Leasing Inc.	Barbados
PD International Services Inc.	Canada (Alberta)
PD International, LLC	U.S.A. (Texas)
PD Mexicana, S. de R.L. de C.V.	Mexico
PD Oilfield Services Mexicana, S. de R.L. de C.V.	Mexico
PD Technical Services Mexicana, S. de R.L. de C.V.	Mexico
Petco Fishing & Rental Tools (UK) Limited	U.K. (Scotland)
Petroline Wellsystems Limited	U.K. (Scotland)
Polar Completions (U.S.) Inc.	U.S.A. (Delaware)
Powell Engineering Company Limited	U.K. (England)
Powerflo Rentals (Dubai) LLC	U.A.E. (Dubai)
Powerflo Rentals Limited	U.K. (Scotland)
Powerflo Systems Limited	U.K. (Scotland)
PowerGEN Rentals Limited	U.K. (Scotland)
Precision do Brasil Servicos de Energia Ltda.	Brazil
Precision Drilling (Cyprus) Limited	Cyprus
Precision Drilling (Egypt) LLC	Egypt
Precision Drilling de Venezuela, C.A.	Venezuela
Precision Drilling GP, Inc.	U.S.A. (Delaware)
Precision Drilling Holdings, Inc.	U.S.A. (Delaware)
Precision Drilling International B.V.	Netherlands
Precision Drilling LP, Inc.	U.S.A. (Delaware)
Precision Drilling Services (Malaysia) Sdn. Bhd.	Malaysia
Precision Drilling Services (Netherlands) B.V.	Netherlands
Precision Drilling Services (Thailand) Ltd.	Thailand
Precision Drilling Services (UK) Ltd.	U.K. (England)
Precision Drilling Services Algeria EURL	Algeria
Precision Drilling Services Argentina S.A.	Argentina
Precision Drilling Services M.E. W.L.L.	U.A.E. (Abu Dhabi)
Precision Drilling Services Saudi Arabia Company Limited	Saudi Arabia
Precision Drilling Technology Services Group (USA) Inc.	U.S.A. (Delaware)

WEATHERFORD INTERNATIONAL LTD.
Annex A — Subsidiary Listing (Continued)

Name	Jurisdiction
Precision Energy International Ltd.	Canada (Alberta)
Precision Energy Services (Australia) Pty. Limited	Australia
Precision Energy Services (Barbados) Ltd.	Barbados
Precision Energy Services (BVI) Ltd.	British Virgin Islands
Precision Energy Services (Cyprus) Limited	Cyprus
Precision Energy Services (New Zealand) ULC	New Zealand
Precision Energy Services (Singapore) Pte. Ltd.	Singapore
Precision Energy Services CIS, LLC	Russia
Precision Energy Services Colombia Ltd.	Canada (Alberta)
Precision Energy Services Saudi Arabia Co. Ltd.	Saudi Arabia
Precision Energy Services ULC	Canada (Alberta)
Precision Energy Services, Inc.	U.S.A. (Delaware)
Precision Holdings (UK) Limited	U.K. (England)
Precision Middle East Holding Ltd.	British Virgin Islands
Precision Oilfield Services, LLP	U.S.A. (Texas)
Precision Pacific Holding (BVI) Ltd.	British Virgin Islands
Precision USA Holdings, Inc.	U.S.A. (Delaware)
Premier Drilling de Mexico S. de R.L. de C.V.	Mexico
Project Management Services, S. de R.L. de C.V.	Mexico
PT Hawes Utama Indonesia	Indonesia
PT International Logging Indonesia	Indonesia
PT. Precision Energy Services Indonesia	Indonesia
PT. Weatherford Indonesia	Indonesia
PT. Wira Insani	Indonesia
Pump Rentals (International) Limited	U.K. (Scotland)
Pyrosul International Inc.	Canada (Alberta)
QB Oilfield Technologies Sdn. Bhd.	Malaysia
Quality Commissioning Limited	U.K. (Scotland)
Quality Machining Services Limited	U.K. (Scotland)
R.S.T. Projects Limited	U.K. (Scotland)
Reeves Oilfield Services Ltd.	U.K. (England)
Reeves Wireline Investments Limited	U.K. (England)
Reeves Wireline Services Limited	U.K. (England)
Reeves Wireline Services Limited u. Co. GmbH	Germany
Reeves Wireline Technologies Limited	U.K. (England)
ResLab North Africa Ltd.	Malta
ResLab Trinidad & Tobago S.A. de C.V.	Trinidad
Richdear Holdings Limited	Cyprus
Rig Transport International (BVI) Ltd.	British Virgin Islands
Russell Oil Exploration Limited	U.K. (England)
S.C. Foserco S.A.	Romania
S.P.T. Synergic Petroleum Technologies S.A.	Argentina
Screenex Manufacturing (Proprietary) Limited	South Africa
Secure Drilling Holding Ltd.	Bermuda
Secure Drilling Holdings L.L.C.	U.S.A. (Delaware)
Secure Drilling International, L.P.	Bermuda
Secure Drilling, L.P.	U.S.A. (Delaware)
Servicios Avanzados de Perforacion, S. de R.L. de C.V.	Mexico
Servicios Petroleros Equipat S.A.	Argentina
Seven Energy (Hong Kong) Limited	Hong Kong
Seven Energy LLC	U.S.A. (Delaware)
Sicom AS	Norway
Sicom Solutions, LLC	U.S.A. (Texas)
Signa Engineering Corp.	U.S.A. (Texas)
SIWA Petroleum DMCC	U.A.E. (Jumeirah Lake Towers FZ in Dubai)
SIWA Petroleum FZC	U.A.E. (Hamriyah FZ in Sharjah)
Smart Stabilizer Systems Limited	U.K. (England)
Stealth Oil & Gas, Inc.	U.S.A. (Delaware)
STU, LLC	Russia
Sunbreeze Limited	Cyprus
Sunita Hydrocolloids Private Ltd.	India
Tank Rentals Limited	U.K. (Scotland)
Tech 21 Engineering Solutions Limited	U.K. (Scotland)
Tech Line Oil Tools, Inc.	U.S.A. (Delaware)
Techcorp Industries International, Inc.	Barbados
Techinformservice, LLC	Russia
Techno Rada Labs Sdn. Bhd.	Malaysia
Teco Maskinering AS	Norway
Teress Properties Limited Liability Company	Azerbaijan
TOO (LLP)	Kazakhstan
Tooke Rockies Inc.	U.S.A. (Wyoming)
TUBAFOR MAROC S.A.R.L.	Morocco
TubeFuse Applications B.V.	Netherlands
TubeFuse Applications LLC	U.S.A. (Delaware)
TubeFuse Technologies Limited	U.K. (England & Wales)
Tubetek Sdn. Bhd.	Brunei
UKRS, LLC	Russia
UnaChem Ltd.	British Virgin Islands
United Precision Drilling Company W.L.L.	Kuwait
Valkyrie Commissioning Services, Inc.	U.S.A. (Texas)
Van der Horst U.S.A., Inc.	U.S.A. (Delaware)
Visean Information Services Inc.	U.S.A. (Texas)
Visean Information Services Pty Ltd	Australia
Warrior Well Services, Inc.	U.S.A. (Illinois)
Weatherford — CER LLP	Kazakhstan
Weatherford (B) Sdn. Bhd.	Brunei
Weatherford (China) Energy Services Co., Ltd.	China
Weatherford (Cyprus) Limited	Cyprus
Weatherford (G.B.) LLP	U.K. (Scotland)
Weatherford (Malaysia) Sdn. Bhd.	Malaysia Jt. Venture
Weatherford (Nova Scotia) ULC	Canada (Nova Scotia)
Weatherford (PTWI), L.L.C.	U.S.A. (Delaware)
Weatherford (Sichuan) Petrochemical Equipment Co., Ltd.	China
Weatherford (Wira Insani), L.L.C.	U.S.A. (Delaware)
Weatherford Aarbakke AS	Norway
Weatherford Abu Dhabi, Ltd.	Cayman Islands
Weatherford Acquisition L.L.C.	U.S.A. (Delaware)
Weatherford Al-Rushaid Co. Ltd.	Saudi Arabia
Weatherford Americas Comercio LLC	U.S.A. (Delaware)
Weatherford Americas Industria LLC	U.S.A. (Delaware)
Weatherford Angola Services (BVI) Ltd.	British Virgin Islands
Weatherford Angola Wellscreen Applications Ltd.	British Virgin Islands
Weatherford Angola, Limitada	Angola
Weatherford Artificial Lift Systems Canada Ltd.	Canada (Alberta)
Weatherford Artificial Lift Systems, Inc.	U.S.A. (Delaware)

WEATHERFORD INTERNATIONAL LTD.
Annex A — Subsidiary Listing (Continued)

Name	Jurisdiction
Weatherford Asia Pacific Pte. Ltd.	Singapore
Weatherford Australia Holding Pty. Limited	Australia
Weatherford Australia Pty. Limited	Australia
Weatherford Azerbaijan Holdings (BVI) Ltd.	British Virgin Islands
Weatherford Bakke AS	Norway
Weatherford Bermuda Holdings Ltd.	Bermuda
Weatherford Bin Hamoodah L.L.C.	U.A.E. (Abu Dhabi)
Weatherford Business Service LLC	Russia
Weatherford Canada Ltd.	Canada (Alberta)
Weatherford Canada Partnership	Canada (Alberta)
Weatherford Capital Management Services Limited Liability Company	Hungary
Weatherford Capital Management Switzerland Ltd.	Cayman Islands
Weatherford Central Europe Supply Services Sp. z o.o.	Poland
Weatherford Chisholm Trail Holding, LLC	U.S.A. (Texas)
Weatherford Colombia Ltd.	British Virgin Islands
Weatherford Completion Systems (UK) Limited	U.K. (Scotland)
Weatherford Completion Systems de Venezuela, S.A.	Venezuela
Weatherford de Mexico S. de R.L. de C.V.	Mexico
Weatherford del Peru S.R.L.	Peru
Weatherford Danmark A/S	Denmark
Weatherford Deutsche Holding (Canada) ULC	Canada (Alberta)
Weatherford DIS Manufacturing (UK) Limited	U.K. (Scotland)
Weatherford Drilling and Production Services (India) Private Limited	India
Weatherford Drilling International (Australia) Pty. Ltd.	Australia
Weatherford Drilling International (BVI) Ltd.	British Virgin Islands
Weatherford Drilling International Oman LLC	Oman
Weatherford Drilling International Bahrain W.L.L.	Bahrain
Weatherford Drilling International Holdings (BVI) Ltd.	British Virgin Islands
Weatherford East Europe Service GmbH	Germany
Weatherford Ecuador S.A.	Ecuador
Weatherford Energy Services GmbH	Germany
Weatherford Energy Services Hungary Limited Liability Company	Hungary
Weatherford Energy Services S. de R.L. de C.V.	Mexico
Weatherford Engineered Chemistry Canada Ltd.	Canada (Alberta)
Weatherford Equipment (Cyprus) Limited	Cyprus
Weatherford Eurasia B.V.	Netherlands
Weatherford Eurasia Limited	U.K. (England)
Weatherford European Holdings (Luxembourg) S.à r.l.	Luxembourg
Weatherford Financing (Cyprus) Limited	Cyprus
Weatherford Financing (Luxembourg) S.à r.l.	Luxembourg
Weatherford France SAS	France
Weatherford Global Products Limited	Cyprus
Weatherford Holding (Gibraltar) Limited	Gibraltar
Weatherford Holding (Ireland) Company	Ireland
Weatherford Holding (Luxembourg) S.a.r.l.	Luxembourg
Weatherford Holding B.V.	Netherlands
Weatherford Holding GmbH	Germany
Weatherford Holding Middle East Ltd.	British Virgin Islands
Weatherford Holdings (Belgium) BVBA	Belgium
Weatherford Holdings (BVI) Ltd.	British Virgin Islands
Weatherford Holdings (Cyprus) Limited	Cyprus
Weatherford Holdings (HWSA) Ltd.	British Virgin Islands
Weatherford Holdings (RUS) LLC	Russia
Weatherford Holdings (Singapore) Pte. Ltd.	Singapore
Weatherford Holdings (WAPL) Ltd.	British Virgin Islands
Weatherford Holdings Mexico, S. de R.L. de C.V.	Mexico
Weatherford Holdings U.K. Ltd.	U.K. (Scotland)
Weatherford Hong Kong Holdings Limited	Hong Kong
Weatherford IDS USA, LLC	U.S.A. (Delaware)
Weatherford Industria e Comercio Ltda.	Brazil
Weatherford Industrial Valves, L.L.C.	U.S.A. (Louisiana)
Weatherford Intermediate Holdings (BB) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (HWSA) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (KSP) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (Norge) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (OP) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (PPH) Ltd.	Bermuda
Weatherford Intermediate Holdings (PTWI) S.à r.l.	Luxembourg
Weatherford Intermediate Holdings (WAPL) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (WBSB) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (WDPS) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (WE Cyprus) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (WIPE) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (WMEX) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (WMSB) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (WOP) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (WOS) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (WOTME) Ltd.	Bermuda
Weatherford Intermediate Holdings (WSL) Ltd.	British Virgin Islands
Weatherford Intermediate Holdings (WTS) Ltd.	Bermuda
Weatherford Intermediate Holdings (WWSI) Ltd.	British Virgin Islands
Weatherford International (Luxembourg) Holdings S.à r.l.	Luxembourg

WEATHERFORD INTERNATIONAL LTD.
Annex A — Subsidiary Listing (Continued)

Name	Jurisdiction
Weatherford International de Argentina S.A.	Argentina
Weatherford International Eastern Europe SRL	Romania
Weatherford International Holdings Pty. Ltd.	Australia
Weatherford International Ltd.	Bermuda
Weatherford International, Inc.	U.S.A. (Delaware)
Weatherford Investment (Gibraltar) Limited	Gibraltar
Weatherford Investment (Luxembourg) S.a.r.l.	Luxembourg
Weatherford Investments Holding B.V.	Netherlands
Weatherford JSB LLC	U.S.A. (Delaware)
Weatherford Kazakhstan Limited Liability Partnership	Kazakhstan
Weatherford Kopp GmbH	Germany
Weatherford KSP Company Limited	Thailand
Weatherford Laboratories (Australia) Pty. Ltd.	Australia
Weatherford Laboratories (Canada) Ltd.	Canada (Alberta)
Weatherford Laboratories (Brasil) Ltda.	Brazil
Weatherford Laboratories (Muscat) L.L.C.	Oman
Weatherford Laboratories (Norway) A.S.	Norway
Weatherford Laboratories (NZ) Ltd.	New Zealand
Weatherford Laboratories (Thailand) Ltd.	Thailand
Weatherford Laboratories (UK) Limited	United Kingdom
Weatherford Laboratories de Mexico, S.A. de C.V.	Mexico
Weatherford Laboratories of Trinidad Limited	Trinidad & Tobago
Weatherford Laboratories, Inc.	U.S.A. (Texas)
Weatherford Landslide Holdings, LLC	U.S.A. (Delaware)
Weatherford Latin America, Inc.	Panama
Weatherford Latin America S.A.	Venezuela
Weatherford Libya Holdings (BVI) Ltd.	British Virgin Islands
Weatherford Limited Partner, L.L.C.	U.S.A. (Delaware)
Weatherford Liquidity Management Hungary Limited Liability Company	Hungary
Weatherford Liquidity Management Switzerland Ltd.	Cayman Islands
Weatherford Luxembourg S.a.r.l.	Luxembourg
Weatherford Management, Inc.	U.S.A. (Delaware)
Weatherford Mauritius Holdings Ltd.	Mauritius
Weatherford ME Holdings Ltd.	British Virgin Islands
Weatherford Mediterranea S.p.A.	Italy
Weatherford New Zealand Limited	New Zealand
Weatherford Nigeria Limited	Nigeria
Weatherford Norge AS	Norway
Weatherford North Atlantic Limited	Gibraltar
Weatherford O.R. Limited	U.K. (Scotland)
Weatherford Oil Tool GesmbH	Austria
Weatherford Oil Tool GmbH	Germany
Weatherford Oil Tool Middle East Limited	British Virgin Islands
Weatherford Oil Tool Nederland B.V.	Netherlands
Weatherford Oilfield Equipment (Tianjin) Limited	China
Weatherford Oilfield Equipment & Services, Inc.	U.S.A. (Delaware)
Weatherford Operations LLC	Uzbekistan
Weatherford Overseas Products, Ltd.	Cayman Islands
Weatherford Overseas Services, Ltd.	Cayman Islands
Weatherford P&SS, CJSC	Russia
Weatherford Petroleum Consultants AS	Norway
Weatherford Pipeline Services España, S.L.	Spain
Weatherford Poland Sp.Zo.o	Poland
Weatherford Product & Leasing (BVI) Limited	British Virgin Islands
Weatherford Production Optimisation (UK) Limited	U.K. (Scotland)
Weatherford Products & Equipment (Singapore) Pte. Ltd.	Singapore
Weatherford Rig Systems AS	Norway
Weatherford Saudi Arabia Ltd.	Saudi Arabia
Weatherford Services and Rentals Ltd.	British Virgin Islands
Weatherford Services S. de R.L.	Panama
Weatherford Services, Ltd.	Bermuda
Weatherford Solutions Sdn. Bhd.	Malaysia
Weatherford Sondaj Hizmetleri Limited Şirketi	Turkey
Weatherford South America, S. de R.L.	Panama
Weatherford Specialty Services de Mexico S.A. de C.V.	Mexico
Weatherford Specialty Services, LLC	U.S.A. (Texas)
Weatherford Switzerland Trading and Development GmbH	Switzerland
Weatherford Syngas Investments Ltd.	Canada (Alberta)
Weatherford Technical Services Limited	British Virgin Islands
Weatherford Trinidad Limited	Trinidad
Weatherford U.K. Limited	U.K. (England)
Weatherford U.S. Holdings, L.L.C.	U.S.A. (Delaware)
Weatherford U.S. Investment, LLC	U.S.A. (Delaware)
Weatherford U.S., L.P.	U.S.A. (Louisiana)
Weatherford Ukraine LLC	Ukraine
Weatherford Unidades de Bombeio Ltda.	Brazil
Weatherford Vietnam LLC	Vietnam
Weatherford Well Screen Ireland Limited	Ireland
Weatherford Worldwide Holdings GmbH	Switzerland
Weatherford, LLC	Russia
Weatherford/Lamb, Inc.	U.S.A. (Delaware)
Wedge Wire Industria e Comercio de Filtros Ltda.	Brazil
WellCat Services International, LLC	U.S.A. (Texas)
Wellserv Limited	U.K. (Scotland)
WESP SPA	Algeria
West Coast International Oilfield Rentals, B.V.	Netherlands
WEUS Holding, Inc.	U.S.A. (Delaware)
WFO S.A. de C.V.	Mexico
WFT Technologies, LLC	Russia
WI Products & Equipment, Inc.	Cayman Islands
WII Rental Company	U.S.A. (Delaware)
WPA S.A. de C.V.	Mexico
WUS Holding, L.L.C.	U.S.A. (Delaware)
Weatherford Holdings (Singapore) Pte. Ltd.	Singapore
Weatherford Holdings (WAPL) Ltd.	British Virgin Islands
Weatherford Specialty Services de Mexico S.A. de C.V.	Mexico
Weatherford Specialty Services, LLC	U.S.A. (Texas)
Weatherford Switzerland Trading and Development GmbH	Switzerland

Name	Jurisdiction
Weatherford Syngas Investments Ltd.	Canada (Alberta)
Weatherford Technical Services Limited	British Virgin Islands
Weatherford Trinidad Limited	Trinidad
Weatherford U.K. Limited	U.K. (England)
Weatherford U.S. Holdings, L.L.C.	U.S.A. (Delaware)
Weatherford U.S. Investment, LLC	U.S.A. (Delaware)
Weatherford U.S., L.P.	U.S.A. (Louisiana)
Weatherford Ukraine LLC	Ukraine
Weatherford Unidades de Bombeio Ltda.	Brazil
Weatherford Vietnam LLC	Vietnam
Weatherford Well Screen Ireland Limited	Ireland
Weatherford Worldwide Holdings GmbH	Switzerland
Weatherford, LLC	Russia
Weatherford/Lamb, Inc.	U.S.A. (Delaware)
Wedge Wire Industria e Comercio de Filtros Ltda.	Brazil
WellCat Services International, LLC	U.S.A. (Texas)
Wellserv Limited	U.K. (Scotland)
WESP SPA	Algeria
West Coast International Oilfield Rentals, B.V.	Netherlands
WEUS Holding, Inc.	U.S.A. (Delaware)
WFO S.A. de C.V.	Mexico
WFT Technologies, LLC	Russia
WI Products & Equipment, Inc.	Cayman Islands
WII Rental Company	U.S.A. (Delaware)
WPA S.A. de C.V.	Mexico
WUS Holding, L.L.C.	U.S.A. (Delaware)
Zibo Hongyang Weatherford Oilfield Equipment Co. Ltd.	China
Zimec Ltda.	Brazil
Zonebrook Limited	Cyprus
Zonecrest Limited	Cyprus

Corporate Information

Independent Registered Accounting Firm

Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, TX 77010
USA

Swiss Auditor

Ernst & Young Ltd.
Brandschenkestrasse 100
8022 Zurich
Switzerland

Legal Counsel

Baker & McKenzie

Rue Pedro-Meylan 5
Geneva 1208
Switzerland

711 Louisiana, Suite 3400
Houston, TX 77002
USA

Stock Data

New York Stock Exchange
Symbol: WFT
Swiss Stock Exchange
Symbol: WFT
NYSE Euronext Paris
Symbol: WFT

Financial Information

Financial analysts and shareholders seeking information about Weatherford International Ltd. should contact our U.S. Investor Relations department at 515 Post Oak Boulevard, Houston, TX 77027, USA. Our telephone number at that location is +1 713-693-4000. We will provide to any shareholder a copy of our annual report, without charge, upon written request. Financial information may also be obtained by visiting our website at http://www.weatherford.com.

Corporate Headquarters

Weatherford International Ltd.
4-6 Rue Jean-François Bartholoni
1204 Geneva
Switzerland
+41 22 816 1500

Regional Offices

Asia Pacific
14th Floor, West Wing
Rohas Perkasa
No.8, Jalan Perak
Kuala Lumpur 50450
Malaysia
+60 3 2168 6000

Canada
333 5th Avenue S.W., Suite 1100
Calgary, Alberta
T2P 3B6
Canada
+1 403 693 7500

Europe, Caspian Sea
Aberdeen
Souterhead Road
Aberdeen, Scotland
AB12 3LF
+44 (0) 1224 380200

Latin America
Blvd. Manuel Avila Camacho 40
23rd Floor
Col. Lomas de Chapultepec
Mexico City, Mexico
CP11100
+52 55 91384800

Middle East, North Africa
4h Interchange, Al Barsha
Sheikh Zayed Road
Al-Khaimah Building II
Dubai UAE
+9 71 4 312 5000

Russia
4, 4th Lesnoy Pereulok
13th floor
Moscow
Russia
125047
+7 495 775 47 12

Sub-Sahara Africa
Johannesburg
Lincoln House Eton Office Park
CNR Sloane and Harrison Street
Bryanston
Johannesburg
South Africa
+27 11 2674400

United States
515 Post Oak Blvd.
Houston, Texas 77027
USA
+1 713 693 4000


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Weatherford

Weatherford International Ltd.
4-6 Rue Jean-François Bartholoni
1204 Geneva
Switzerland
+41 22 816 1500

weatherford.com